

UNITRIN



2004

ANNUAL REPORT

Unitrin Gets It Right













Unitrin Business Overview

The Unitrin family of insurance and finance companies serves clients in markets across the United States. More than 6 million policyholders and consumer finance customers have their basic insurance and financial needs met by a nationwide network of career agents and independent agents and loan representatives. As one of America's leading financial services providers, the Unitrin family specializes in property and casualty, life, health and accident insurance as well as consumer finance products. With over $8 billion in assets, we employ nearly 8,500 associates.



Unitrin Property and Casualty Insurance

The Property and Casualty Insurance Group is made up of the Unitrin Business Insurance, Unitrin Specialty, Kemper Auto and Home and Unitrin Direct segments. Ranking among the 65 largest property and casualty groups in the nation, this group markets a variety of personal and commercial insurance products through thousands of independent agents and direct distribution channels.

Unitrin Life and Health Insurance

Unitrin's Life and Health Insurance Group offers life, health and accident insurance to customers through a national network of over 2,500 company-employed career agents and approximately 250 exclusive independent agents. Based on premiums, this group is one of the 100 largest life insurance providers in the country.

Consumer Finance

One of the oldest and most highly regarded companies of its kind in the western United States, Fireside Bank provides consumer finance services. Based in Pleasanton, California, and with 28 branches in California and loan production offices in 6 other states to serve customers, Fireside specializes in automobile loans, primarily for the purchase of pre-owned vehicles, and is one of the largest non-prime automobile finance sources in California.

Associates on the front cover, clockwise from top left:
Gary Braden, Kemper Auto and Home.
Jennifer Hurley, United Insurance Company of America.
Angela Mitchell, Unitrin Specialty.
Farzan Komeili, Fireside Bank.
Curt Haag, Unitrin Business Insurance.

Financial Highlights

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002	2001	2000
FOR THE YEAR					
Earned Premiums	**$ 2,485.2**	$ 2,457.2	$ 1,878.0	$ 1,561.2	$ 1,442.1
Consumer Finance Revenues	**202.8**	195.7	171.8	159.1	141.7
Net Investment Income	**261.2**	231.9	221.9	236.5	220.9
Other Income	**13.1**	25.1	39.8	8.8	8.0
Net Realized Investment Gains (Losses)	**78.5**	33.9	(13.3)	568.2	140.5
Total Revenues	**$ 3,040.8**	$ 2,943.8	$ 2,298.2	$ 2,533.8	$ 1,953.2
Net Income (Loss)	**$ 240.2**	$ 123.6	$ (8.2)	$ 380.9	$ 91.0
Net Income (Loss) Per Share	**$ 3.51**	$ 1.83	$ (0.12)	$ 5.64	$ 1.32
Net Income (Loss) Per Share Assuming Dilution	**$ 3.48**	$ 1.82	$ (0.12)	$ 5.60	$ 1.32
Repurchases of Unitrin Common Stock	**$ –**	$ 1.4	$ 9.4	$ 26.6	$ 122.3
Dividends to Shareholders:					
Cash	**113.5**	112.2	112.4	108.0	103.1
Spin-off of Curtiss-Wright at Fair Value	**–**	–	–	196.1	–
Total Capital Returned to Shareholders	**$ 113.5**	$ 113.6	$ 121.8	$ 330.7	$ 225.4
Dividends to Shareholders (per share):					
Cash	**$ 1.66**	$ 1.66	$ 1.66	$ 1.60	$ 1.50
Spin-off of Curtiss-Wright at Fair Value	**–**	–	–	2.91	–
AT YEAR END					
Investments	**$ 6,007.5**	$ 5,782.9	$ 5,303.8	$ 5,127.5	$ 4,233.5
Total Assets	**8,790.3**	8,536.8	7,705.6	7,133.7	6,165.8
Insurance Reserves	**3,844.0**	3,691.4	3,191.4	2,857.6	2,642.8
Notes Payable	**502.8**	495.7	377.1	254.8	180.0
Shareholders' Equity	**2,038.7**	1,818.9	1,802.4	1,916.8	1,701.2
Book Value Per Share	**$ 29.62**	$ 26.84	$ 26.66	$ 28.38	$ 25.15
Fair Value Per Share of Investments in Investees in Excess of Carrying Value	**2.34**	2.16	0.11	0.08	6.00
Adjusted Book Value Per Share	**$ 31.96**	$ 29.00	$ 26.77	$ 28.46	$ 31.15
Shares of Unitrin Common Stock Outstanding (in millions of shares)	**68.8**	67.8	67.6	67.5	67.6
Number of Associates Employed	**8,480**	8,796	8,739	7,664	7,425

To Our Shareholders

FEBRUARY 2, 2005

Your Company recorded net income of $240.2 million, or $3.51 per share, for the year ended December 31, 2004, nearly double the net income of $123.6 million, or $1.83 per share, recorded in 2003. Operating results improved in all six of our operating segments. Our Kemper Auto and Home, Multi Lines Insurance and Life and Health Insurance segments in particular improved substantially. Our Consumer Finance and Unitrin Specialty businesses again posted record earnings.



OPERATING RESULTS

Our Multi Lines insurance segment posted net income of $47.0 million and a combined ratio of 95.0% in 2004, a significant improvement from net income of $20.7 million after-tax and a combined ratio of 101.8% posted in 2003.

We have completed the task of re-underwriting our commercial lines business, non-renewing those classes of business where we do not believe that we could have achieved an adequate return. The results of the commercial lines re-underwrite project have been encouraging – the operating results posted by our commercial lines business improved from a loss of $72.4 million before-tax in 2002, to a profit of $13.2 million before-tax in 2003, and to a profit of $19.1 million before-tax in 2004. Our commercial lines earned premiums, not surprisingly, shrunk from $308.4 million in 2002 to $250.8 million in 2003 and to $196.0 million in 2004, despite the significant rate increases taken on our remaining commercial lines business. We believe that this smaller block of business gives us a good starting point to launch our new, stand-alone business unit – Unitrin Business Insurance ("UBI"). UBI is dedicated to serving the commercial lines agents previously served by our Multi Lines segment. The UBI challenge is to provide these agents with state-of-the-art commercial lines automation and insurance products and to grow the business profitably while achieving efficient economies of scale.

Along with the launch of UBI on January 1, 2005, we began combining the personal lines operations of the former Multi Lines segment into our Kemper Auto and Home segment. This was not an easy decision. Our dedicated Multi Lines associates worked hard to turn around their personal lines business and, indeed, recorded an operating profit of $42.3 million before-tax in 2004, a substantial improvement from the $11.3 million of operating profit recorded in 2003. However, the combination of our two independent agency-distributed, personal lines units is necessary to achieve the economies of scale required to compete in the insurance marketplace and to produce an adequate return for our shareholders. We expect to record additional transition costs related to the combination ranging from $8 million to $11 million over the next 24 months. The combination will likely not have a positive impact on the bottom line until 2006. Revenues for the combined personal lines operations should exceed $1 billion in 2005.

Unitrin's Kemper Auto and Home ("KAH") business passed several significant milestones in 2004. As you know, we acquired the Kemper Insurance Companies' ("KIC") personal lines business in 2002. That entire book of business has now been written on Unitrin paper. Our continued concerns over KIC's financial health led us to contact KIC to discuss our remaining affairs. In August of 2004, we reached an agreement and settled all of the remaining affairs between Unitrin and KIC. We recorded a one-time after-tax charge of $9.7 million, which primarily represents performance-based bonus payments that would in all likelihood have been paid to KIC in future years. We no longer are concerned about the effect that KIC's financial condition could have had on our business.

KAH posted net income of $26.7 million in 2004 and a combined ratio of 100.0%, a substantial improvement from the net loss of $18.9 million KAH reported in 2003. We expected our KAH results to improve as earned premiums now reflect the entire book of business. KAH's incurred loss ratio improved from 79.2% in 2003, down to 70.6% in 2004, as rate increases taken on the acquired block of business began to take hold. KAH recorded $7.9 million of after-tax losses from the four hurricanes that hit Florida in 2004.

The Unitrin Specialty segment recorded record net income of $31.9 million and a combined ratio of 94.5% in 2004. Earned premiums, however, declined as rate increases were more than offset by a decline in the number of policies in force as competitors and new entrants have begun to reduce price. We are focused on maintaining the profitability of the Unitrin Specialty segment and have made the strategic decision not to sacrifice margin for growth. The challenge for 2005 remains to maintain, if not grow, the number of our Unitrin Specialty policies in force while maintaining the same level of profitability.

We are pleased to report that our Unitrin Direct business posted its first discrete period operating profit in the fourth quarter of 2004, well ahead of our original business model. Congratulations to our Unitrin Direct associates are in order. The net loss recorded by our Unitrin Direct segment for the full year narrowed from $11.3 million in 2003 down to $1.6 million in 2004. We fully expect that Unitrin Direct will record positive net income for the full year in 2005. Our return targets should be met in 2007, if not in 2006. We believe that our shareholders will benefit from this alternative distribution channel in the years to come.

Our Life and Health Insurance segment recorded net income of $63.0 million in 2004, well above the $46.1 million recorded in 2003. Life and Health Insurance expenses fell by over $17 million as we largely completed the combination of our three career agency back-room operations into one new facility in St. Louis. The vast majority of this business is centered on a traditional whole life insurance product that depends on investment income to meet its return objectives. The low interest rate environment has had an impact on this business. We made the strategic call to invest a portion of the shorter-term investments that we maintained in our Life and Health Insurance segment into longer-term investments, which contributed to the $15.1 million pre-tax increase in

Life and Health Insurance investment income in 2004. We would again be remiss if we did not mention the fine performance turned in by our Reserve National health insurance unit that again reported record profits in 2004 as part of our Life and Health Insurance segment.

Interest rates have the opposite effect on our Consumer Finance business – Fireside Bank. As an FDIC insured institution, Fireside funds its operations largely through certificates of deposits that have recently been issued at historically low rates. Our Consumer Finance segment again posted record net income of $27.4 million in 2004 due to the favorable interest rate environment and the growth in loans outstanding. Fireside's expenses increased by $11.2 million in 2004 as we added headcount to our collection department to reduce net charge-off.



INVESTMENT RESULTS

We continue to strive to manage our investment portfolio prudently, balancing the risk associated with our concentrated equity holdings in Northrop and UNOVA with a conservative fixed income portfolio comprised primarily of high grade-corporate and municipal bonds, agencies and treasuries. Consolidated net investment income increased by $29.3 million, primarily the result of a higher base of fixed maturity investments as cash flows from operations and the sale of a portion of our short-term investments were invested in longer-term fixed maturity investments. The yield on our fixed income portfolio continued to decline, albeit slightly, in 2004 as the proceeds from securities that matured or were called continued to be reinvested at lower rates. At the end of 2004, we still kept nearly $700 million in relatively short-term investments – over 10% of our investment portfolio – positioning us to take advantage of any future rising interest rate environment.

The market value of our equity holdings increased by $148.0 million during 2004 after taking into account securities that were sold or purchased. In particular the value of our common stock investment in UNOVA increased from $290 million at the end of 2003 to $320 million at the end of 2004. Our net income included positive net income for our proportionate share of UNOVA's results for the first time since 1999. We remain impressed with the technology at UNOVA's Intermec business and, in fact, in January 2005, we agreed to hire Intermec to develop the software for the next generation of handheld computers for our Life and Health Insurance business. Our investment in UNOVA is the only common stock that we own that is not marked to market through shareholders' equity. The fair value of our investment in UNOVA exceeded the carrying value by $248 million at the end of 2004.

We continued to sell a portion of our sizable equity investment in Northrop in 2004. We sold 5.3 million shares of Northrop common stock in 2004, generating pre-tax proceeds of approximately $274 million. Combined with Northrop sales in 2003, we have now sold 7.4 million out of the 15.3 million shares of Northrop common stock that we received when Northrop purchased Litton in 2001. We have in no way lost confidence in the management of Northrop. Indeed, we still hold a combination of Northrop common stock, preferred stock and bonds with a market value of over $650 million. Our sales were made to reduce the risk of our asset concentration in Northrop, and to take advantage of a relatively higher Northrop stock price. We may continue to sell down our Northrop holdings depending on future market prices and other capital needs.



CAPITAL STRUCTURE

We completed the capitalization of our Property and Casualty group in 2003, largely through redeploying cash and other assets from our Life and Health Insurance subsidiaries into our Property and Casualty Insurance subsidiaries. We believe that our Property and Casualty Insurance subsidiaries are now sufficiently capitalized to support future premium growth and to pay dividends to the Unitrin parent company out of future earnings. In fact, our Property and Casualty group paid dividends totaling $50 million in the form of Northrop common stock to the Unitrin parent company in the second half of 2004.

We do not anticipate substantial changes to our capital structure in 2005. Debt to total capitalization was a modest 19.8% at the end of 2004 – that ratio falls to 18.6% if the market value of our holdings in UNOVA is taken into consideration. We plan to replace our $360 million undrawn revolving credit agreement, which expires later this year, with a new facility some time around the middle of the year.

We believe that we have sufficient resources to maintain, or perhaps increase in the future, the amount of dividends paid to our shareholders. Operating company results are expected to more than cover future dividend payments for the foreseeable future.

We are pleased to take the opportunity in this report to highlight a few of our nearly 8,500 associates who practice what we preach – Getting it Right.

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Donald G. Southwell
President
and Chief Operating Officer



Getting It Right

Preparation is the key
in an industry where natural disasters are inevitable.



Striving to get it right is at the core of Unitrin. The right preparation, the right response, the right opportunity, the right people, the right company. Each year, our aim is steady because our purpose is clear.

No single factor has been as important to the success of our business as the efforts and ethics of the nearly 8,500 associates we employ. Throughout each business unit, in offices across the country and in the field, they have contributed to a corporate culture of getting it right. You can recognize someone from the Unitrin family anywhere – it's the attitude of can-do, the willingness to help and the determination to get it right.

In 2004, as much as in any year of our history, we saw our associates meet the needs of customers and business partners, including the challenges brought forth by nature. We talked to some of them and heard firsthand how they are working to get it right every day.


THE RIGHT Preparation


THE RIGHT Response

Right Preparation

"We know how far we have come," says Gary Braden, National Catastrophe Claim Office Manager. Several years ago he was assigned the responsibility for developing a central catastrophe office for what today is Unitrin's Kemper Auto and Home ("KAH"). "Our goal in having a national center was to streamline our approach to catastrophes and to enable us to apply critical resources quickly."

The KAH catastrophe center, which Braden manages in Charlotte, North Carolina, allows his team to assess potential damage to KAH policyholders' homes and automobiles from hurricanes and other catastrophes.

"Other weather events, tornadoes, floods and storms just happen," says Braden. "Actually, hurricanes give us some time for planning." That planning has never been so needed or so valuable as in 2004 when the fury of four hurricane-force storms hit Florida and surrounding states in short succession.

As Hurricane Charley relentlessly gathered strength in tropical waters, the KAH catastrophe team planned and watched.

Braden and property line manager Wayne Gray huddled at the KAH catastrophe center, agreed on a number of assumptions and assembled their team. They recruited property specialists and large claims adjusters from KAH offices as far away as Syracuse, New York, and Scranton, Pennsylvania, to augment the team of contract adjusters.

When Hurricane Charley made landfall, KAH was ready, dispatching a team of adjusters from a staging area in southern Georgia.

Little did Gray and Braden know that they would regroup and redeploy their teams three more times over the next six weeks, coping with mandatory evacuations that added to the challenge of reaching customers quickly.


THE RIGHT Opportunity

"Our goal is to provide the best possible service to our policyholders," Gray says. "That means making contact with our customers ASAP, evaluating the damage and making them whole. We work hard to provide top quality service. And we get some great feedback from our customers."

"We do the right preparation before going in," agrees Dewayne Souders, a Home Office Property Specialist in the KAH catastrophe center. "Our number one priority is to get to our customer. That isn't always easy in a storm's aftermath when there's no power or phones and the houses are not habitable."


THE RIGHT People

Even with their intensive preparation and broad claims experience, the team found a rapid-fire series of hurricanes, hitting some areas for a second, third and fourth time, to be extraordinary.

Due to their careful planning and intense preparation, Dave Sheahen, Regional Claims Manager, found the catastrophe team to be well prepared for the onslaught of hurricanes Charley, Frances, Ivan and Jeanne. KAH consistently displayed the right level of communication with its agents in the course of the storms and received positive feedback.


THE RIGHT Company

"I manage the agency relationships during a catastrophe, and the feedback I was getting was inspiring," reports Sheahen. "When we would call to reassure customers, answer any questions, and give them 24-hour contact information, our agents told us good-naturedly, you've really had a chance to train us during this hurricane season."

Delivering the Right Response

Informed planning and a well-briefed team made the difference after hurricanes hit Florida and the southeast.



"I was excited to be picked for the KAH rapid response team," says Bob Cashier, a specialist in large property losses out of Syracuse, explaining that KAH is deliberate in applying the right resources to any catastrophe. "We want to be sure that we are evaluating the damage according to our standards."

Yet customers also appreciated the sensitivity shown to their loss. "To be there and to see the devastation was overwhelming," recalls Cashier. "There was so much hardship. Not only did customers lose their homes and sometimes everything inside, but they were without power for three to four weeks. And they were so grateful to see us. That really touched me."

For the claims adjuster, the intensity of catastrophe work can be grueling, says Wayne Gray. "There are no normal days. Our adjusters worked from morning to night seven days a week for six to seven weeks."

Hard work and timely response won KAH adjusters the gratitude of their customers. Gray says, "Our customers were bragging on us, the way we got to them quickly while homeowners were queuing up at the big companies' mobile claim centers. Because we are smaller, we're more nimble. We seem to move faster. At least, that's what our customers tell us."



2004 Hurricane Season a Record-Breaker

- 17,000 utility repairmen struggled to restore power to over 3 million Floridians
- During the peak six weeks, more than 15,000 adjusters industry-wide worked to evaluate over one million claims
- Claims exceeded the 700,000 claims filed for "storm of the century," Hurricane Andrew, in 1992
- Hurricanes Charley, Frances, Ivan and Jeanne combined to exceed Andrew's $15 billion price tag with more than $20 billion in damage

Responding When It Hits Home

Three of the four hurricanes bore down on areas around Orlando and Tampa. Among the hardest hit were rural communities such as Lake Wales and Haines City, where power was off more than on during the six-week siege. Among the residents suffering losses was John Harrison, a career agent in the Tampa office of Unitrin's United Insurance Company of America ("UICA") that distributes property insurance of its sister company, United Casualty.

"Haines City shut down for eight days," says Harrison. "We moved in with my mother. We were sleeping on her couch, me, my wife, my four-year-old, my 22-month-old and my newborn daughter."

Nevertheless, he was out making service calls the next day. "What kind of relationship is it if my customers can't count on me during these tough times," he says. As a career agent who makes monthly visits to his customers' homes, he knew each one's circumstance. "I'm part of their extended family," he explains. "Some customers wouldn't have filed a claim if I had not stopped by."

Another UICA career agent is Jennifer Hurley. She remembers, "Everybody seems to have lost something, maybe only food, but something because of the problems with power." Hurley found herself pitching in to assist beyond the scope of her regular responsibilities. She transitioned from collecting premiums to helping customers inventory their losses and file their claims.

"Initially when I told my customers that an adjuster would come, they wondered why I couldn't do it for them," says Hurley. "They were more comfortable with me, but I hadn't filed claims like this before. My goal was to help my people, so I took down the information, I measured and took pictures. It felt good to help move things ahead."

A month after the storms, she was still catching up. "I had customers who were hit hard three times. Just being there with them was really important. My customers always thought I was responsive but being able to do the right things at this tough time makes all the difference. It's what I love about my job."

Opposite page: Jennifer Hurley, United Insurance Company of America (above).
Bob Cashier, Kemper Auto and Home (below).

This page, clockwise from top: Dewayne Souders (left), Dave Sheahen and Gary Braden, Kemper Auto and Home.
Hurricane damage outside Tampa, Florida.
John Harrison, United Insurance Company of America.
Wayne Gray, Kemper Auto and Home.









Recognizing the Right Opportunity



Unitrin provides motivated individuals the chance to move ahead and stir up success for themselves, their team and their customers.



Armed with a bachelor's degree and looking for the right opportunity, Cory Six joined Unitrin Specialty several years ago. It was the right choice. Now, as Senior Product Manager, he has assumed responsibility for product development in several states along with managing several direct reports.

Collaboration and communication are among Six's strengths. As he says, "It's important when you are making or even considering any product changes that you consult with most of the people who will be affected – the sales staff in the field, the systems guys, my colleagues here. By doing that, I get the full perspective when I'm making a decision."







Jim Welch brought his background as an independent agent to his underwriting job at Unitrin Specialty. Welch grew up in his father's insurance agency business. His broad knowledge and agent background gives him a strong customer focus. "When I am working with an agent, it's my job to represent all that Unitrin Specialty has to offer. "

With her finely honed customer service skills, Gina Horton sees every encounter as an opportunity to strengthen customer relationships with Unitrin Specialty. "I know what it's like to be a customer, and I will do what I can to make that experience positive."

Opposite page: Tina Robinson, Fireside Bank (above left). Cory Six, Unitrin Specialty (above right). Eric De Leon, Fireside Bank (below).

This page: Gina Horton, Unitrin Specialty (left). Jim Welch, Unitrin Specialty (right).

Angela Mitchell, Unitrin Specialty, and Farzan Komeili, Fireside Bank, are pictured on the front cover.

Faced with opportunities, not pigeonholes, Unitrin associates bring diverse backgrounds and wide-ranging skills to work, fostering an organization capable of seizing opportunity and running with it.

Not many employees earn a law degree at night, work full-time and raise a young family, but for Angela Mitchell, Director of Claims Training and Compliance at Unitrin Specialty, that is the goal. She believes the right training helps employees deliver the right results. "It's an investment in our people. Unitrin Specialty gives me the opportunity to develop and execute the right claims training."

Creating Opportunity

Juleen Rohrbacker, Operations Manager of Collections for Fireside Bank, gets job satisfaction by creating opportunity for customer service representatives and for customers. Fireside Bank has a successful niche in the non-prime credit market, assisting individuals with challenging credit needs to purchase pre-owned automobiles vital for transportation to employment. "We have been successful through regular, respectful contact, working with our customers to develop the right paying habits and an improved financial life," explains Rohrbacker.

Eric De Leon, a credit review officer with Fireside Bank, also served as a branch manager. "What I love about Fireside is that we are good at what we do. We have the right focus and the right procedures to support our efforts. We invest in training and coaching our people. It makes a difference. The quality of the staff drives our results."

Sandy Henderson's three-person marketing group supports Fireside Bank's 28 California branches and 6 loan production offices in other states with marketing material and research to identify the right market opportunities for Fireside Bank's growth. "We have been expanding from our base in California into markets like Kansas City and Phoenix where we have determined there was a brisk automobile market. Our expansion plans are conservative because we understand that we need the right resources to support our customers."

Farzan Komeili is branch manager of Fireside Bank's fourth largest branch, based in Concord, California. Overseeing 21 people, including his own collection department, Komeili says, "I appreciate the opportunity to run a business. I have the capability and the team to know where we stand every day. Fireside Bank treats employees very well, and that matters in today's business environment."

As senior assistant manager at the Concord branch, Tina Robinson says, "The culture here is to enable people to grow and develop." She worked for another non-prime lender before coming to Fireside Bank and notes, "This is a very clean operation – it stands out because we are so rigorous in following the right procedures and taking steps to ensure compliance. We also have the right dedication to our customers. Customers recognize us for our respectful manner in conducting our business."







It's All About the Right People

Delivering the right service, creating the right value – when you have the right people aboard, it's a natural progression.



Jeff Zacek was an actuary with Valley Insurance when Unitrin acquired the company in 1999. Jeff has filled some critical assignments in financial and claims, and has been the institutional memory of Valley Insurance as its operations were integrated with Unitrin's Multi Lines. Then in 2003, he was presented the right opportunity to return to his core expertise and serve as Chief Actuary with Unitrin Direct.

He agrees that his previous assignments broadened and stretched him. "Now, with one product I can dig into the details to really see how the product is performing." Since Unitrin Direct is sold directly to consumers, he's contributed to a rapid quote process. "We have to minimize the time it takes to complete an application, while still making an informed decision to get the right price. It's all about maximizing the transaction process."

Brian Crumbaker, Senior Vice President with Unitrin Direct, coaches his direct reports to grow and develop as he leads Unitrin Direct in the right direction. "I want my team to see me as a tool for their success." He's proud of the phenomenal year that Unitrin Direct has had – 30% growth while achieving profitability in the fourth quarter of 2004, three years ahead of the initial long-term business plan.

To Crumbaker, the right employees drive results. "That's the management challenge, to





A call center needs the right listeners.

Putting themselves in the customer's shoes, our associates build valuable relationships, one call at a time.



create an environment where people want to do their best work. It means hiring the most talented people, getting them aboard properly, and giving them the right tools and training. Ideally, we can help to instill a sense of ownership in our company and our success. We achieve our results through our people. When they feel a sense of ownership in our success, it's quite contagious."

Determined to Hear the Right Ring

When a Vista call center agent gets up to post a new policy, other agents nearby may pause and briefly look up to acknowledge the agent's contribution to the team. At the same time, they remain focused and determined to achieve the team's goals along with their personal goals.

Steve Tom is on a call, building rapport with a potential customer named Roger. He is quoting against another affordable insurer. "Should we write this policy for you?" Tom asks. He goes on, "Yes, I realize it's a few dollars more, but you'll be backed by a financially strong company." The caller demurs and Steve responds, "Well Roger, you have a heck of a deal there. I'm not sure if the other company has quoted your vehicle for business use. But you're right, you have a good deal." Disappointed, Tom picks up another call, as if it was the first customer he had talked to that day. He's smiling as he describes the coverage and help he can provide.

Michelle Patacsil, customer service manager, is just three days back from maternity leave, glancing at her picture of four-month-old Tyler. "It's hard being back but I missed my people." Then she is on her feet, talking to her colleagues. "Our customer scores on satisfaction and quality are above the 90th percentile and we did it together as a team."

Customer service representative Fran Rugari is on the phone explaining a rate increase. "You're right," she says, tabbing through screens. "You have not had any at-fault accidents. That increase is a rate increase. I know that's disheartening. What we're finding is that we are still competitive even with this increase." The customer thanks her for checking and decides to stay with Unitrin Direct.

"I think it's the right way to think about my job, to put myself in the customer's shoes," says Rugari. "I buy insurance too. Yes, occasionally you get someone who is really upset. In that situation, I take deep breaths, remain really calm and try to be even nicer. It usually turns out all right."

Unitrin Direct Associates
Opposite page: Brian Crumbaker (left) and Steve Tom (right).

This page: Jeff Zacek (above) and Fran Rugari (below).







In the Right Company

Building the right organization
takes thoughtful strategy and determined action.



At Reserve National, in Oklahoma City, Oklahoma, the right way of doing things was a business tradition. So the company fit in seamlessly when it became part of the Unitrin family in 1998. "The autonomy that Unitrin encourages in its business segments is important to a division like ours because we're small enough to be an extended family," comments Teresa Piper, who knows how to treat customers like family, too.

She began work 24 years ago in policy service where she answered customer questions over the telephone. She also worked in the agency department before taking her current job as executive assistant to Roger Cole, president of Reserve National.

Jeff Reeves, assistant underwriting manager at Reserve National, knows the importance of carefully tended relationships. "Because our agents have access to underwriting while they are with customers in their homes, we can ask questions and get the underwriting right from the start," Reeves says. He knows the business thoroughly, having joined as an agent in 1986 before joining underwriting. "We think nothing of calling a customer when we have a question. Our customers like the individual attention."

Responding to Challenges While Implementing Strategies

In July 2004, Unitrin announced that it would consolidate the personal lines insurance operations of the Multi Lines Insurance segment with the operations of its KAH segment. Personal lines customers will be serviced by KAH, and commercial customers will be serviced by the newly-formed Unitrin Business Insurance. Unitrin Business Insurance will build on a strong agency base, the right infrastructure and a distinct commercial-only market focus.

"I see the new, stand-alone operation as a great opportunity to move forward," says Curt Haag, Underwriting Product Manager with







Unitrin Business Insurance in Dallas. "We're in the spotlight. We can step up and put on our own show. It's a challenge but the team is up to it."

A former independent agent, Haag joined Valley Insurance in Oregon in 1994. Following Unitrin's acquisition of Valley Insurance, Haag went on to be the regional underwriting manager in Milwaukee before taking on his present responsibilities in the new operation. "I'm excited to have a larger view of the business with oversight of three regions."

Betty Wheatley, Commercial Lines Business Analyst, has been on the policy administration side of the insurance business for more than 25 years, starting with a competitor before joining Unitrin in 1993. She's impressed by the professionalism of people who remain committed to their work in spite of the significant changes taking place within her organization. "While it's personally painful, I'm impressed with both the company's advance notice of changes and the way employees have remained committed to doing their jobs. I think it speaks to the caliber of both the people and the company."

Wheatley commutes from Nashville to Dallas to work on the new policy administration system. "It's going to be a challenge with the new commercial operation but I am convinced we have the right team to meet the challenge."

Opposite page: Curt Haag, Unitrin Business Insurance (left). Teresa Piper, Reserve National Insurance (right).

This page: Jeff Reeves, Reserve National Insurance (left). Barbara Webb, Unitrin Business Insurance (right).





Unitrin Associates are getting it right, serving over 6 million policyholders and consumer finance customers nationwide.

▪ Property and Casualty Insurance	3,229
▪ Life and Health Insurance	4,210
▪ Consumer Finance	835
▪ Corporate and Other	206
Nationwide	8,480

Barbara Webb applauds Unitrin's dramatic move and sees it as dictated by the market. "Such changes are necessary if we are going to prosper and survive," she observes. Webb has worked in underwriting since 1980 and joined Unitrin almost three years ago. She will be a production underwriter for the stand-alone commercial business.

Webb loves her work as an underwriter for a host of reasons. "I like the people contact with the agents and the creativity it takes to put together the right package of coverage for the customer. We excel at finding a need that's not being met and providing the solution. That's why we're here."

A Family of the Right Companies

Each endeavors to get it right
by focusing on what they know best.



Unitrin Property and Casualty Insurance

Unitrin's Property and Casualty Insurance Group connects a network of regional insurance carriers that provide a range of personal and commercial insurance products to millions of customers across the nation. The group is comprised of Kemper Auto and Home, Unitrin Business Insurance, Unitrin Specialty and Unitrin Direct. The Unitrin companies operating in these segments provide automobile, homeowners, commercial multi-peril, fire, casualty, workers compensation, and other types of property and casualty insurance to individuals and businesses. Kemper Auto and Home, Unitrin Business Insurance and Unitrin Specialty are supported by a sales force of independent agents whose experience, knowledge, and respected standing in their communities have made them invaluable partners in growing the business and providing outstanding service to customers.



Kemper Auto and Home

Kemper Auto and Home provides personal automobile, homeowners, inland marine, boat owners, dwelling fire and personal umbrella insurance to preferred and standard-risk customers. Kemper Auto and Home's premier product, the Package Plus, is a combined automobile and homeowners insurance policy that provides the convenience of one transaction and billing process to fulfill individual insurance needs. Kemper Auto and Home operates in 39 states and has over 2,500 independent agents as its sales force.



Unitrin Specialty

Unitrin Specialty provides personal and commercial, non-standard auto insurance to individuals and businesses through more than 8,500 independent agents/brokers in 22 states. Unitrin Specialty has over 750 employees in three offices (Dallas, Texas; Woodland Hills, California; and Salem, Oregon).

Unitrin Specialty is committed to becoming the friendly, people-focused auto insurance company, while growing profitably through strong relationships with our agents/brokers. Unitrin Specialty's primary emphasis is on becoming the most valued auto insurance company in the independent agent/broker market.



Unitrin Business Insurance

Unitrin Business Insurance, our newly formed business unit to service commercial customers, conducts business in 30 states, with a geographic emphasis in the south, northwest, and midwest. This Dallas-based unit primarily sells commercial auto, general liability, commercial fire, commercial multi-peril and workers compensation insurance. Products are marketed by more than 1,200 independent insurance agencies. These commercial products are designed and priced for those businesses that have demonstrated favorable risk characteristics and loss history.



Unitrin Direct

Unitrin Direct markets auto insurance primarily through direct mail, Web insurance portals, click-thrus and its own Web site. Unitrin Direct actively sells auto insurance in 18 states geographically dispersed throughout the United States.

Unitrin Direct writes a broad spectrum of auto insurance risks ranging from preferred to non-standard private passenger auto customers. The overall business strategy of Unitrin Direct places great emphasis on competitive pricing and quality customer service.

Unitrin Direct insurance products accounted for approximately 10% of the aggregate insurance premium revenues of Unitrin's property and casualty insurance business in 2004.

Unitrin Life and Health Insurance

The Unitrin Life & Health Insurance Group is one of the top 100 life insurance providers in the nation. Utilizing a family of career agents, our Career Agency Companies offer primarily life and health insurance products to customers seeking basic protection for themselves and their families. The Company's Reserve National Insurance Company distributes its products in 31 states throughout the south, southwest and Midwest, through a network of approximately 250 exclusive independent agents.



Career Agency

The career agency companies, United Insurance, Union National, and Reliable Life, employ a field force of over 2,500 career agents to provide service to customers in their homes and offer personalized, affordable insurance products developed for individuals and families in the lower and moderate income market with household incomes of less than $25,000 in 25 states. Our family of career agents offers primarily life and health insurance products to customers seeking basic protection for themselves and their families. The home office staff of over 500 supports the efforts of the agents and field management.



Reserve National

Reserve National is our Oklahoma City-based independent agency company that provides accident and health insurance coverage to individuals and small business owners primarily in rural areas with limited access to the benefits plans of larger markets. Reserve National offers products such as scheduled benefit hospitalization and surgical plans, critical illness, home health care, first-occurrence cancer and heart-attack policies and Medicare supplement insurance.

Consumer Finance



Fireside Bank

One of the oldest and most highly regarded companies of its kind in the western United States, Fireside Bank provides consumer finance services. Based in Pleasanton, California, and with 28 branches and 6 loan production offices to serve customers, Fireside specializes in automobile loans, primarily for the purchase of pre-owned vehicles.

Built on the Right Foundation

Unitrin's Foundation Principles guide us in all our business actions and focus our efforts on getting it right.



At Unitrin, we recognize that the manner in which we conduct our business, and the perception of such conduct by our customers, shareholders and the general public, is of paramount importance to the long-term success of our organization. To that end, it is the policy of Unitrin, Inc. and all the entities comprising the Unitrin group of companies to conduct business on an ethical basis in full accordance with the law.

Unitrin's Code of Business Conduct and Ethics, which is summarized below, provides a basic framework of our values and priorities in the way our employees conduct business and interact with their various constituencies. Our Code of Business Conduct and Ethics is not intended to cover every issue or situation, nor is it meant to replace our detailed policies. Rather, it is a statement of our principles in a number of important areas and is used in conjunction with our policies and guidelines, including employee handbooks and operating guidelines. A complete copy of the Code of Business Conduct and Ethics is posted in the Corporate Governance materials on the Company's Web site at unitrin.com.


UNITRIN

- We Avoid Conflicts of Interest – By that we mean each employee is expected to act in the best interests of Unitrin, not for personal advantage.
- We Maintain Accurate Financial Books and Records – The accounting and auditing functions are integral components which help to ensure that Unitrin's financial books and records are accurate.
- We Retain Records Properly – Unitrin will keep and maintain business records, both written and electronic, based on relevance and in accordance with our guidelines.
- We Compete Fairly – Unitrin competes fairly and honestly for its business, and all employees should endeavor to deal fairly with customers, agents, vendors, competitors and colleagues.
- We Strive to Comply with All Laws and Regulations – Unitrin employees are responsible for understanding the laws and regulations as they apply to the Company's businesses and for preventing, detecting, and reporting instances of non-compliance.
- We Provide a Positive Work Environment – In order to recruit, hire and retain the kind of people we need to deliver high quality service to our customers, the Company strives to build a workplace that is based on fair hiring practices and an environment free of harassment.
- We Properly Use and Safeguard Company Assets – Unitrin assets and property are to be used exclusively for the Company's business or purposes authorized by the Company.
- We Maintain the Confidences Entrusted to Us – Employees are expected to maintain the confidentiality of private information about customers, vendors, and all other parties.
- We Want to Know When Something is Wrong – We offer confidential means for employees to raise issues and report violations.
- We Are In This Together – Every employee's actions count. All employees attend ethics training and sign a statement of compliance.

Code of Ethics for Senior Financial Officers

Unitrin's Code of Ethics for Senior Financial Officers applies to Unitrin, Inc.'s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions, and recognizes the important and unique leadership role that those officers hold with regard to Unitrin's corporate governance. Unitrin's Code of Ethics for Senior Financial Officers provides principles to which those officers are expected to adhere and advocate, thereby ensuring that shareholders' interests are appropriately protected and preserved. The provisions of this code consist of the principles listed below which supplement, but do not replace, the Code of Business Conduct and Ethics applicable to all employees. The officers covered by this Code of Ethics for Senior Financial Officers are required to:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.
- Proactively promote ethical behavior as a responsible partner among peers in the work environment.
- Provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications by Unitrin.
- Comply with applicable rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.
- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.
- Respect the confidentiality of information acquired in the course of one's work except when authorized or legally obligated to disclose; such confidential information will not be used for personal advantage.
- Understand one's responsibility to promptly report violations of this code to the Chief Legal Officer or other appropriate individuals in accordance with the Code of Business Conduct and Ethics.
- Acknowledge accountability for adherence to this code, and that any material violation of the code may subject one to disciplinary action up to and including termination.

Management Report on Internal Control

We, as management of Unitrin, Inc. and its subsidiaries ("Unitrin"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2004, based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that Unitrin's internal control over financial reporting is effective as of December 31, 2004.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of Unitrin's consolidated financial statements, has issued an attestation report on management's assessment of Unitrin's internal control over financial reporting.



Richard C. Vie
Chairman of the Board
and Chief Executive Officer



Eric J. Draut
Executive Vice President
and Chief Financial Officer

SUMMARY OF RESULTS

Net Income was $240.2 million ($3.51 per common share) for the year ended December 31, 2004, compared to $123.6 million ($1.83 per common share) for the same period in 2003. Net Income increased for the year ended December 31, 2004, due primarily to improved segment operating results in each of the Company's business segments and higher realized investment gains as discussed throughout this Management's Discussion and Analysis of Results of Operations and Financial Condition.

Earned Premiums for the year ended December 31, 2004 increased by $28.0 million, compared to the same period in 2003, due primarily to a $73.6 million increase in earned premiums in the Kemper Auto and Home segment and a $38.7 million increase in earned premiums in the Unitrin Direct segment, partially offset by a $65.6 million decrease in earned premiums in the Multi Lines Insurance segment and a $25.2 million decrease in earned premiums in the Unitrin Specialty segment.

Consumer Finance Revenues increased by $7.1 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to a higher level of loans outstanding.

Net Investment Income increased by $29.3 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher levels of investments. Other Income decreased by $12.0 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower administration fees earned to administer certain run-off business.

Net Realized Investment Gains (Losses) was $78.5 million for the year ended December 31, 2004, compared to $33.9 million for the same period in 2003. Net Realized Investment Gains (Losses) for the year ended December 31, 2004 included pre-tax gains of $82.2 million from sales of equity securities and pre-tax losses of $5.9 million to write-down certain securities. Net Realized Investment Gains (Losses) for the year ended December 31, 2003 included pre-tax gains from sales of fixed maturities of $13.6 million, pre-tax gains of $45.8 million from sales of equity securities, and pre-tax losses of $20.5 million to write-down certain securities. The Company cannot anticipate when or if similar investment gains and losses may occur in the future.

CRITICAL ACCOUNTING ESTIMATES

The Company's subsidiaries conduct their businesses in three industries: property and casualty insurance, life and health insurance and consumer finance. Accordingly, the Company is subject to several industry-specific accounting principles under accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The process of estimation is inherently uncertain. Accordingly, actual results could ultimately differ materially from the estimated amounts reported in a company's financial statements. Different assumptions are likely to result in different estimates of reported amounts. The Company's critical accounting policies most sensitive to estimates include the valuation of investments, the valuation of property and casualty insurance reserves for losses and loss adjustment expenses ("LAE"), the valuation of the reserve for loan losses, the assessment of recoverability of goodwill, and the valuation of postretirement benefit obligations.

Valuation of Investments

Except for the Company's investment in the common stock of UNOVA, Inc. ("UNOVA"), which is accounted for under the equity method of accounting, the Company's investments in fixed maturities, preferred stocks and common stocks are classified as available for sale and are recorded at fair value under GAAP. Fair values of these investments are estimated using quoted market prices where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or broker dealers. To estimate the value of these investments, independent pricing services and broker dealers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, duration of the security, yields on comparably rated publicly-traded securities and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Except for investments accounted for under the equity method of accounting, based on the Company's intent with respect to a particular investment at the time of investment, the Company is generally required to classify its investments in fixed maturities, preferred stocks and common stocks into one of three investment categories under GAAP:

a) Trading;
b) Held to maturity; or
c) Available for sale.

The classification of the investment may affect the Company's reported results. For investments classified as trading, the Company is required to record changes in the fair values into income for the period reported. For investments in fixed maturities classified as held to maturity, the Company

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Valuation of Investments [continued]

is required to carry the investment at amortized cost, with only the amortization occurring during the period recorded into income. Changes in the fair value of investments classified as available for sale are not recorded into income during the period, but rather are recorded as a separate component of equity until realized. Investments accounted for under the equity method of accounting are valued at cost plus cumulative undistributed earnings and not at fair value. Had the Company reported all the changes in the fair values of its investments in fixed maturities, preferred stock and common stock, including its investment in UNOVA, into income, the Company's reported net income for the year ended December 31, 2004 would have increased by $69.6 million.

The Company regularly reviews its investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

a) The Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;
b) The duration and extent to which the fair value has been less than cost; and
c) The financial condition and prospects of the issuer.

Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses

Property and casualty insurance reserves for losses and LAE are reported using the Company's estimate of its ultimate liability for losses and LAE for claims that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2004, the Company had $1,510.7 million of gross loss and LAE reserves. In estimating reserves, the Company's actuaries exercise professional judgment and must consider and, are influenced by, many variables that are difficult to quantify. Accordingly, the process of estimating and establishing reserves for losses and LAE for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental matters, construction defect and other emerging and/or long-tailed exposures which may not be discovered or reported until years after the insurance policy period has ended.

The Company's actuaries generally review the results of at least four different estimation methodologies, two based on paid data and two based on incurred data to initially estimate loss and LAE reserves. In some cases, the methodologies produce a cluster of estimates with a tight band of indicated possible outcomes. In other cases, however, the methodologies produce conflicting results and wider bands of indicated outcomes. However, such bands do not necessarily constitute a range of outcomes, nor does management or the Company's actuaries calculate a range of outcomes. The Company does not perform additional analysis on the variability of its estimate of Property and Casualty Insurance Reserves. The Company believes that its historical loss and LAE reserve development recognized into income provides an understanding of the potential variability in the Company's estimate of Property and Casualty Insurance Reserves. Loss and LAE reserve development, net of reinsurance and indemnification, recognized into net income or net loss for each of the calendar years presented below was:

DOLLARS IN MILLIONS	FAVORABLE (ADVERSE)	DEVELOPMENT AS A PERCENTAGE OF GROSS RESERVES AT BEGINNING OF YEAR	DEVELOPMENT AS A PERCENTAGE OF NET RESERVES AT BEGINNING OF YEAR
Calendar Year ended December 31,			
1995	$ 29.6	9.8%	10.0%
1996	40.4	9.2	10.2
1997	15.9	3.5	3.8
1998	16.8	3.6	3.7
1999	12.1	2.7	2.8
2000	1.4	0.3	0.3
2001	(58.8)	(16.9)	(11.6)
2002	(82.3)	(11.8)	(12.9)
2003	(2.8)	(0.3)	(0.3)
2004	**39.0**	**2.7**	**4.4**

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses [continued]

The Company's goal is to ensure total reserves for losses and LAE are adequate to cover all costs while sustaining minimal variation from the time reserves for losses and LAE are initially established until losses and LAE are fully developed. The amount of such development may be material. Favorable development would result in an increase in net income in the year recognized, whereas adverse development would result in a decrease in net income.

Property and Casualty Insurance Reserves by business segment at December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	2004	2003
Multi Lines Insurance	**$ 601.6**	$ 640.2
Unitrin Specialty	**270.7**	236.8
Kemper Auto and Home	**358.1**	235.1
Unitrin Direct	**93.7**	74.9
Life and Health Insurance	**5.7**	4.9
Unallocated	**180.9**	234.4
Total Property and Casualty Insurance Reserves	**$ 1,510.7**	$ 1,426.3

The Company does not allocate reserves from its 2002 acquisition of General Security Insurance Company and General Security Property and Casualty Company to its business segments—see Note 3 to the Consolidated Financial Statements—Acquisitions of Businesses and Note 7 to the Consolidated Financial Statements—Property and Casualty Insurance Reserves.

The Multi Lines Insurance segment has exposure to construction defect losses through general liability and commercial multiperil coverages it provided to contractors. Construction defect claims arise from alleged defective work performed in the construction of buildings and the alleged resulting loss of economic value of those structures. The majority of the Multi Lines Insurance segment's construction defect losses is concentrated in a limited number of western states, including California, and was primarily written by the Company's Valley Insurance Company and Valley Property & Casualty Insurance Company subsidiaries (the "Valley Companies"). The Company acquired the Valley Companies in 1999, at which time the Valley Companies substantially limited their exposure to contractors on a going-forward basis in the western United States. As a result, the Company is tracking construction defect activity throughout the United States to forecast any emerging trends. There can be no assurance that such a trend will not emerge in non-western states in which the Company may have significant general liability insurance risks. The process of estimating reserves for these claims is particularly difficult due to the potentially long period of time between the loss date and the date the loss is actually reported, changes in the regulatory and legal environment and involvement of multiple plaintiffs, defendants and insurers.

Loss and LAE reserves for the Valley Companies' construction defect losses were $38.2 million and $46.1 million at December 31, 2004 and 2003, respectively. Claim activity for the Valley Companies' construction defect claims in the western United States for the years ended December 31, 2004, 2003 and 2002 were:

	2004	2003	2002
Number of Claims:			
Pending at Beginning of Year	**903**	621	439
Reported During the Year	**329**	469	420
Closed During the Year	**(507)**	(187)	(238)
Pending at End of Year	**725**	903	621
Cumulative Amount Paid for Claims Closed During the Year (in millions)	**$ 9.6**	$ 6.3	$ 7.2
Average Cumulative Amount Paid per Claim Closed During the Year (in thousands)	**$ 18.9**	$ 33.8	$ 30.1

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses [continued]

The Company's commercial lines business is focused on the smaller commercial market. The Company has typically not written policies insuring large manufacturers. Accordingly, the Company's exposure to asbestos and environmental losses is limited. Total asbestos and environmental reserves were approximately $20 million and $22 million at December 31, 2004 and 2003, respectively.

Additional information pertaining to the estimation of and development of the Company's Property and Casualty Insurance Reserves for Losses and LAE is contained in Item 1 of Part 1 of the Company's 2004 Annual Report on Form 10-K under the heading "Property and Casualty Loss and Loss Adjustment Expense Reserves."

Reserve for Loan Losses

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over a period of years. Accordingly, the Company's actual ultimate net charge-off could differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, the timing of charge-offs and recoveries, the value of collateral and changes in the overall credit quality of the loan portfolio. Actual net charge-off patterns may also differ materially from historical net charge-off patterns if there is a change in collection practices, the mix of loans or the credit quality of borrowers. For example, net charge-off patterns may differ in the Consumer Finance segment's expansion states from the Company's historical experience. A 100 basis point increase in the Company's estimated ultimate rate of net charge-off would increase the Company's Reserve for Loan Losses at December 31, 2004 by approximately $20 million.

Goodwill Recoverability

The process of determining whether or not an asset, such as Goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of Goodwill, the Company performs a discounted cash flow analysis of the Company's business segments. The discounted cash value may be different from the fair value that would result from an actual transaction between a willing buyer and a willing seller. Such analyses are particularly sensitive to changes in discount rates and investment rates. Changes to these rates might result in material changes in the valuation and determination of the recoverability of Goodwill. For example, an increase in the interest rate used to discount cash flows will decrease the discounted cash value. There is likely to be a similar, but not necessarily as large as, increase in the investment rate used to project the cash flows resulting from investment income earned on the Company's investments. Accordingly, an increase in the investment rate would increase the discounted cash value.

Postretirement Obligations

The process of estimating the Company's postretirement benefit obligations and postretirement benefit costs is inherently uncertain and the actual cost of benefits may vary materially from the estimates recorded. These liabilities are particularly volatile due to their long-term nature and are based on several assumptions. The main assumptions used in the valuation of the Company's postretirement pension benefit obligations are:

a) Estimated mortality of the employees and retirees eligible for benefits;
b) Estimated expected long-term rates of returns on investments;
c) Estimated compensation increases;
d) Estimated employee turnover; and
e) Estimated rate used to discount the ultimate estimated liability to a present value.

The main assumptions used in the valuation of the Company's postretirement medical benefit obligations are:

a) Estimated mortality of the employees and retirees eligible for benefits;
b) Estimated morbidity of the employees and retirees eligible for benefits;
c) Estimated medical cost trend rates; and
d) The estimated discount rate.

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Postretirement Obligations [continued]

A change in any one or more of these assumptions is likely to result in an ultimate liability different from the original actuarial estimate. Such changes in estimates may be material. For example, a one percentage point decrease in the Company's estimated discount rate would increase the pension obligation and the postretirement medical benefit obligation at December 31, 2004 by approximately $46.9 million and $4.0 million, respectively, while a one percentage point increase in the rate would decrease the pension obligation and the postretirement medical benefit obligation at December 31, 2004 by approximately $38.3 million and $3.5 million, respectively. A one percentage point increase in the Company's estimated health care cost trend rate for each year would increase the postretirement medical benefit obligation at December 31, 2004 by approximately $4.4 million. A one percentage point decrease in the Company's estimated health care cost trend rate for each year would decrease the postretirement medical benefit obligation at December 31, 2004 by approximately $4.0 million. A one percentage point decrease in the Company's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2004 by approximately $2.9 million, while a one percentage point increase in the rate would decrease pension expense by approximately $2.9 million for the same period.

CATASTROPHES

Catastrophes and storms are inherent risks of the property and casualty insurance business. These catastrophic events include hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and will continue to be, a material factor in the results of operations and financial position of the Company's property and casualty insurance companies. Further, because the level of these insured losses occurring in any one year cannot be accurately predicted, these losses may contribute to material year-to-year fluctuations in the results of the operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This adds an element of seasonality to property and casualty insurance claims. The Company has adopted the industry-wide catastrophe classifications of a storm and other events promulgated by Insurance Services Office, Inc. ("ISO") to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25.0 million or more in direct losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry. The segment discussions that follow utilize ISO's definition of catastrophes for all periods presented.

Total catastrophe losses and LAE were $31.2 million before-tax, $49.6 million before-tax and $26.9 million before-tax for the years ended December 31, 2004, 2003 and 2002, respectively. Total catastrophe losses and LAE decreased for the year ended December 31, 2004, compared to the same period in 2003, despite catastrophe losses and LAE from Hurricanes Charley, Frances, Ivan and Jeanne, due primarily to lower catastrophe losses and LAE in the Multi Lines Insurance segment.

During the third quarter of 2004, four hurricanes (Charley, Frances, Ivan and Jeanne) made landfall in several states along the Gulf Coast and the eastern United States. All four hurricanes made landfall in the state of Florida, the first time in over 100 years that four hurricanes have made landfall in the same state in the same hurricane season. The Company's estimated catastrophe losses and LAE before-tax from these hurricanes, net of estimated recoveries from the Florida Hurricane Catastrophe Fund, were:

DOLLARS IN MILLIONS	CHARLEY	FRANCES	IVAN	JEANNE	TOTAL
Multi Lines Insurance	$ –	$ 0.1	$ 0.4	$ –	$ 0.5
Unitrin Specialty	–	–	–	–	–
Kemper Auto and Home	3.0	3.7	3.8	1.6	12.1
Unitrin Direct	0.6	0.4	0.4	0.3	1.7
Life and Health Insurance	1.2	1.3	2.1	1.9	6.5
Total Losses and LAE	$ 4.8	$ 5.5	$ 6.7	$ 3.8	$ 20.8

KIC SETTLEMENT

In June 2002, the Company acquired the personal lines property and casualty insurance business of Kemper Insurance Companies ("KIC"). Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by Kemper Auto and Home ("KAH") prior to the closing, while Trinity Universal Insurance Company ("Trinity"), a subsidiary of Unitrin, is entitled to premiums written for substantially all policies issued or renewed by the Kemper Auto and Home segment after the closing and is liable for losses and expenses incurred thereon. The purchase price was $42.3 million (the "Determinable Purchase Price Component"), plus 1% of premiums written over a three-year period beginning January 1, 2003 (the "Variable Purchase Price Component"). Due to the nature of the Variable Purchase Price Component, at the acquisition date the Company could not reasonably determine the contingent consideration that would be paid. Pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, the Variable Purchase Price Component was not recorded as a cost of the acquisition until such determination was reasonably made. As further consideration under the agreements, KIC was eligible for performance bonuses if the business met certain loss ratio criteria over the same three years. Such performance bonuses were subject to expense as incurred.

In connection with the acquisition, the Company also acquired the stock of KIC's direct distribution personal lines subsidiaries ("Kemper Direct"), which sold personal automobile insurance to consumers over the Internet. Pursuant to the provisions of the stock acquisition agreement between the Company and KIC, KIC agreed to indemnify the Company for 90% of any adverse loss and loss adjustment expense reserve development for policy losses incurred by Kemper Direct prior to the acquisition date, while KIC was entitled to 90% of any favorable development on such policy losses.

On August 20, 2004, the Company and KIC agreed to settle and extinguish certain liabilities and obligations arising under the acquisition including, but not limited to, the Variable Purchase Price Component and the performance bonus (the "KIC Settlement"). On August 31, 2004, the Company paid to KIC $13.0 million to settle the Variable Purchase Price Component for the period of July 1, 2004 to December 31, 2005, $18.4 million to settle the performance bonus for all years in the three-year period ending December 31, 2005, and $5.0 million for premium taxes and certain other accrued costs. At the same time, KIC paid to the Company $3.6 million to settle its obligation to reimburse the Company for the cost of administering certain business of KIC which was excluded from the acquisition (the "KIC Run-off") and $0.9 million to settle KIC's obligation under the loss indemnification described above.

During the third quarter of 2004, the Company recorded a consolidated charge of $14.9 million before-tax in connection with the KIC Settlement due primarily to the performance bonus, partially offset by certain service fee adjustments. The Variable Purchase Price Component paid in connection with the KIC Settlement was capitalized and is recorded in Other Assets. The performance bonus paid in connection with the KIC Settlement was recorded in expense for the year ended December 31, 2004. For management reporting purposes, the Company has not allocated such expense to the Kemper Auto and Home segment, and accordingly, such expense is included in Other Expense, Net in Note 18 to the Consolidated Financial Statements—Business Segments. The net impact of the KIC Settlement included in the Kemper Auto and Home segment for year ended December 31, 2004 was income of $3.5 million before-tax. Prior to the KIC Settlement the Company had paid to KIC and capitalized $11.9 million for the Variable Purchase Price Component covering the period January 1, 2003 through June 30, 2004. Also, the loss ratio criteria had not been met and, accordingly, a performance bonus had not been recorded in the Company's Financial Statements.

PERSONAL LINES COMBINATION

The Company intends to combine the personal lines insurance operations of its Multi Lines Insurance segment with the operations of its Kemper Auto and Home segment in 2005. The Company expects that the combination will help it achieve greater economies of scale, reduce expenses and provide more options for its independent agents. The Company is unable to predict the effect that the combination will have on written and earned premiums. The Company estimates that it will incur certain restructuring costs including, but not limited to, severance and other employee related costs, office closing costs, and certain computer system costs, in connection with the combination. The Company recognized expense of $5.2 million before-tax for restructuring costs for the year ended December 31, 2004 in connection with the combination. The Company estimates that it will recognize additional expense in the range between $8 million before-tax to $11 million before-tax for these costs over the next 24 months. The results for the Multi Lines Insurance segment presented in the Management's Discussion and Analysis of Results of Operations and Financial Condition include results from the personal lines operations of the Multi Lines Insurance segment. Beginning in 2005, such personal lines results will be included in the Kemper Auto and Home segment and results for all prior periods will be conformed to the 2005 presentation. The remaining commercial lines operations of the Multi Lines Insurance segment will be reported in 2005 in a separate segment called Unitrin Business Insurance.

MULTI LINES INSURANCE

DOLLARS IN MILLIONS	2004	2003	2002
Earned Premiums:			
Personal Lines:			
Automobile	**$ 194.7**	$ 201.2	$ 194.0
Homeowners	**68.2**	71.1	71.3
Other Personal	**8.9**	10.3	10.5
Total Personal Lines	**271.8**	282.6	275.8
Commercial Lines:			
Automobile	**71.5**	93.5	114.5
Property and Commercial Liability	**100.5**	123.4	139.8
Other Commercial	**24.0**	33.9	54.1
Total Commercial Lines	**196.0**	250.8	308.4
Total Earned Premiums	**467.8**	533.4	584.2
Net Investment Income	**38.1**	34.2	31.6
Total Revenues	**505.9**	567.6	615.8
Incurred Losses and LAE	**289.3**	373.8	524.8
Insurance Expenses	**155.2**	169.3	184.2
Operating Profit (Loss)	**61.4**	24.5	(93.2)
Income Tax Benefit (Expense)	**(14.4)**	(3.8)	36.9
Net Income (Loss)	**$ 47.0**	$ 20.7	$ (56.3)

RATIO BASED ON EARNED PREMIUMS	2004	2003	2002
Incurred Loss and LAE Ratio (excluding Catastrophes)	**60.9%**	66.5%	87.1%
Incurred Catastrophe Loss and LAE Ratio	**0.9**	3.6	2.7
Total Incurred Loss and LAE Ratio	**61.8**	70.1	89.8
Incurred Expense Ratio	**33.2**	31.7	31.6
Combined Ratio	**95.0%**	101.8%	121.4%

MULTI LINES INSURANCE [CONTINUED]

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Insurance Reserves:		
Personal Lines:		
Automobile	**$ 114.6**	$ 120.9
Homeowners	**28.3**	32.6
Other Personal	**2.5**	5.8
Total Personal Lines	**145.4**	159.3
Commercial Lines:		
Automobile	**90.7**	101.6
Property and Commercial Liability	**256.8**	265.5
Other Commercial	**108.7**	113.8
Total Commercial Lines	**456.2**	480.9
Insurance Reserves	**$ 601.6**	$ 640.2

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Loss Reserves:		
Case	**$ 248.8**	$ 300.3
Incurred but Not Reported	**230.6**	210.0
Total Loss Reserves	**479.4**	510.3
LAE Reserves	**122.2**	129.9
Total Insurance Reserves	**$ 601.6**	$ 640.2
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophes)	**$ 18.9**	$ 16.3
Favorable Catastrophe Loss and LAE Reserve Development, Net	**3.0**	4.4
Total Favorable Loss and LAE Reserve Development, Net	**$ 21.9**	$ 20.7
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**3.4%**	3.1%

Earned Premiums in the Multi Lines Insurance segment decreased by $65.6 million for the year ended December 31, 2004, compared to the same period in 2003. Personal lines earned premiums decreased by $10.8 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower premium volume, partially offset by higher premium rates, most notably in Homeowners Insurance. The Company anticipates that premium rates on personal lines will remain relatively flat next year. Commercial lines earned premiums decreased by $54.8 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower premium volume, partially offset by higher premium rates. The Company attributes the lower commercial lines volume largely to its efforts to re-underwrite that book of business, which resulted in a significant reduction in policies in force. The Company substantially completed such re-underwriting activities during the first quarter of 2004, but continued to experience its impact on earned premiums throughout the year. The Company anticipates that premium rates on commercial lines will increase moderately next year. The Company is unable to predict what impact the Company's combination of the personal lines insurance operations of its Multi Lines Insurance segment with the operations of its Kemper Auto and Home segment will have on written and earned premiums. Net Investment Income in the Multi Lines Insurance segment increased by $3.9 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher levels of investments.

Operating Profit in the Multi Lines Insurance segment increased by $36.9 million before-tax for the year ended December 31, 2004, compared to the same period in 2003, due primarily to improved results in personal lines. The improved results in personal lines was due primarily to improved premium rate adequacy, lower catastrophe losses and LAE and favorable loss and LAE reserve development (which recognizes changes in estimates of prior year reserves in the current period, including development on catastrophe losses and LAE). Catastrophe losses and LAE (including development) in personal lines were $2.6 million for the year ended December 31, 2004, compared to $12.6 million in 2003. Reserve development in personal lines was approximately $15 million favorable for the year ended December 31, 2004, compared to approximately $9 million favorable for the same period in 2003.

MULTI LINES INSURANCE [CONTINUED]

Commercial lines results also improved, but to a lesser degree, due primarily to improved premium rate adequacy and lower catastrophe losses and LAE, partially offset by higher fixed insurance expenses as a percentage of earned premiums and lower favorable loss and LAE reserve development for the year ended December 31, 2004, compared to the same period in 2003. Insurance expenses increased as a percentage of earned premiums due primarily to the lower earned premiums. Catastrophe losses and LAE in commercial lines were $1.5 million for the year ended December 31, 2004, compared to $6.6 million for the same period in 2003. Reserve development in commercial lines was approximately $7 million favorable for the year ended December 31, 2004, compared to approximately $12 million favorable for the same period in 2003.

Net Income in the Multi Lines Insurance segment increased by $26.3 million after-tax for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the improved operating profit. The Multi Lines Insurance segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax exempt investment income. Tax exempt investment income in the Multi Lines Insurance segment was $19.3 million for the year ended December 31, 2004, compared to $14.9 million for the same period in 2003.

Earned Premiums in the Multi Lines Insurance segment decreased by $50.8 million for the year ended December 31, 2003, compared to the same period in 2002. Personal lines earned premiums increased by $6.8 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to higher premium rates, partially offset by lower premium volume. Commercial lines earned premiums decreased by $57.6 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to lower premium volume, partially offset by higher premium rates. Net Investment Income increased by $2.6 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to higher levels of investments, partially offset by lower yields on investments. Investment levels in the Multi Lines Insurance segment increased due primarily to capital contributions received from its parent, Unitrin, Inc. (see discussion under "Liquidity and Capital Resources").

Operating results in the Multi Lines Insurance segment improved by $117.7 million before-tax for the year ended December 31, 2003, compared to the same period in 2002. Total loss and LAE reserve development had a favorable effect of approximately $21 million for the year ended December 31, 2003, compared to an adverse effect of approximately $58 million for the same period in 2002. Catastrophe losses and LAE (including development) were $19.2 million for the year ended December 31, 2003, an increase of $3.4 million compared to the same period in 2002. Excluding reserve development and catastrophe losses and LAE, operating results improved due primarily to improved premium rate adequacy in both personal and commercial lines, the Company's efforts to re-underwrite its commercial lines products and lower personal lines expenses as a percentage of earned premiums, partially offset by higher commercial lines expenses as a percentage of earned premiums.

Net Income in the Multi Lines Insurance segment improved by $77.0 million after-tax for the year ended December 31, 2003, compared to the same period in 2002, due primarily to the improved operating results.

UNITRIN SPECIALTY

DOLLARS IN MILLIONS	2004	2003	2002
Earned Premiums:			
Personal Automobile	$ **376.6**	$ 426.2	$ 405.4
Commercial Automobile	**109.9**	85.0	46.5
Other	**0.3**	0.8	1.0
Total Earned Premiums	**486.8**	512.0	452.9
Net Investment Income	**18.0**	15.9	14.8
Total Revenues	**504.8**	527.9	467.7
Incurred Losses and LAE	**356.4**	380.7	366.0
Insurance Expenses	**103.6**	108.3	102.3
Operating Profit (Loss)	**44.8**	38.9	(0.6)
Income Tax Benefit (Expense)	**(12.9)**	(11.4)	1.8
Net Income	$ **31.9**	$ 27.5	$ 1.2
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**73.1%**	74.0%	80.5%
Incurred Catastrophe Loss and LAE Ratio	**0.1**	0.3	0.3
Total Incurred Loss and LAE Ratio	**73.2**	74.3	80.8
Incurred Expense Ratio	**21.3**	21.2	22.6
Combined Ratio	**94.5%**	95.5%	103.4%

UNITRIN SPECIALTY [CONTINUED]

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Insurance Reserves:		
Personal Automobile	$ 168.1	$ 172.3
Commercial Automobile	83.3	51.3
Other	19.3	13.2
Insurance Reserves	$ 270.7	$ 236.8

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Loss Reserves:		
Case	$ 137.2	$ 115.2
Incurred but Not Reported	82.8	70.5
Total Loss Reserves	220.0	185.7
LAE Reserves	50.7	51.1
Total Insurance Reserves	$ 270.7	$ 236.8
FOR THE YEAR ENDED		
Favorable (Adverse) Loss and LAE Reserve Development, Net (excluding Catastrophes)	$ 1.4	$ (19.0)
Favorable (Adverse) Catastrophe Loss and LAE Reserve Development, Net	–	(0.1)
Total Favorable (Adverse) Loss and LAE Reserve Development, Net	$ 1.4	$ (19.1)
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	0.6%	(9.9)%

Earned Premiums in the Unitrin Specialty segment decreased by $25.2 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower premium volume in personal automobile, partially offset by higher premium volume in commercial automobile and higher premium rates in both personal automobile and commercial automobile. The lower personal automobile premium volume was due primarily to increased competition, most notably in Texas, California and Missouri. The higher commercial automobile premium volume was due primarily to increases in heavier weight class vehicles and higher policy limits in Texas and increases in medium and heavier weight classes in California. Net Investment Income increased by $2.1 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher levels of investments.

Operating Profit in the Unitrin Specialty segment increased by $5.9 million before-tax for the year ended December 31, 2004, compared to the same period in 2003. Operating Profit in personal automobile increased due primarily to lower losses and LAE as a percentage of earned premiums, partially offset by the effects of lower volume. Net loss and LAE reserve development (which recognizes changes in estimates of prior year loss and LAE reserves in the current period) in personal automobile had an adverse effect of $1.2 million for the year ended December 31, 2004, compared to an adverse effect of $16.6 million for the same period in 2003. Catastrophe losses and LAE in personal automobile were $0.3 million in 2004, compared to catastrophe losses and LAE of $1.9 million for the same period in 2003. Operating Profit in commercial automobile increased due primarily to the higher premium volume, partially offset by higher losses and LAE as a percentage of earned premiums. Losses and LAE increased as a percentage of earned premiums, due primarily to inadequate premium rates in commercial automobile heavier weight classes, and higher policy limits in Texas. The Unitrin Specialty segment has experienced higher frequency and severity of losses than expected in these classes in Texas. In the third quarter of 2004, Unitrin Specialty began increasing premium rates significantly in these classes of business in Texas to take this recent experience into consideration. Net loss and LAE reserve development in commercial automobile had a favorable effect of $1.9 million for the year ended December 31, 2004, compared to an adverse effect of $4.0 million for the same period in 2003.

The Company intends to exit its motorcycle insurance business beginning in 2005. Earned premiums from motorcycle insurance were $16.3 million for the year ended December 31, 2004. Unitrin Specialty's motorcycle insurance business had an operating loss of $3.6 million before-tax for the year ended December 31, 2004. Unitrin Specialty includes its motorcycle insurance line of business in its personal automobile insurance product line.

Net Income in the Unitrin Specialty segment increased by $4.4 million after-tax for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the higher operating profit. The Unitrin Specialty segment's effective income tax rate differs from the federal statutory

UNITRIN SPECIALTY [CONTINUED]

income tax rate due primarily to tax exempt investment income. Tax exempt investment income in the Unitrin Specialty segment was $8.4 million and $6.8 million for the years ended December 31, 2004 and 2003, respectively.

Earned Premiums in the Unitrin Specialty segment increased by $59.1 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to higher premium volume in commercial automobile and higher premium rates in both personal automobile and commercial automobile, partially offset by lower premium volume in personal automobile. Net Investment Income in the Unitrin Specialty segment increased by $1.1 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to higher levels of investments, partially offset by lower yields on investments.

Operating Profit in the Unitrin Specialty segment increased by $39.5 million before-tax for the year ended December 31, 2003, compared to the same period in 2002, due primarily to lower losses and LAE and expenses as a percentage of earned premiums. Losses decreased as a percentage of earned premiums due primarily to improved premium rate adequacy. Net loss and LAE reserve development had an adverse effect of $19.1 million for the year ended December 31, 2003, compared to an adverse effect of $22.6 million for the same period in 2002. Insurance Expenses decreased as a percentage of earned premiums due primarily to improved premium rate adequacy.

Net Income in the Unitrin Specialty segment increased by $26.3 million after-tax for the year ended December 31, 2003, compared to the same period in 2002, due primarily to the higher operating profit.

KEMPER AUTO AND HOME

On June 28, 2002, Unitrin closed its acquisition of the personal lines property and casualty insurance business of KIC in a cash transaction. The business unit acquired from KIC, referred to herein as "Kemper Auto and Home" or "KAH," specializes in the sale of personal automobile and homeowners insurance through independent agents. The acquisition is more fully described in Note 3 to the Company's Consolidated Financial Statements—Acquisitions of Businesses. The results of the Kemper Auto and Home segment are included in the Company's results of operations from the date of acquisition and were as follows:

DOLLARS IN MILLIONS	2004	2003	2002
Earned Premiums:			
Automobile	**$ 441.5**	$ 416.9	$ 86.6
Homeowners	**196.2**	158.4	24.4
Other Personal	**36.3**	25.1	3.1
Total Earned Premiums	**674.0**	600.4	114.1
Net Investment Income	**27.2**	16.2	2.8
Other Income	**7.0**	17.8	31.9
Total Revenues	**708.2**	634.4	148.8
Incurred Losses and LAE	**475.8**	475.4	88.4
Insurance Expenses	**198.2**	192.3	79.4
Operating Profit (Loss)	**34.2**	(33.3)	(19.0)
Income Tax Benefit (Expense)	**(7.5)**	14.4	6.6
Net Income (Loss)	**$ 26.7**	$ (18.9)	$ (12.4)
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**67.4%**	74.4%	74.4%
Incurred Catastrophe Loss and LAE Ratio	**3.2**	4.8	3.1
Total Incurred Loss and LAE Ratio	**70.6**	79.2	77.5
Incurred Expense Ratio	**29.4**	32.0	69.6
Combined Ratio	**100.0%**	111.2%	147.1%

KEMPER AUTO AND HOME [CONTINUED]

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Insurance Reserves:		
Personal Automobile	$ 281.4	$ 178.3
Homeowners	58.8	45.1
Other	17.9	11.7
Insurance Reserves	$ 358.1	$ 235.1

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Loss Reserves:		
Case	$ 135.7	$ 91.5
Incurred but Not Reported	191.6	126.5
Total Loss Reserves	327.3	218.0
LAE Reserves	30.8	17.1
Total Insurance Reserves	$ 358.1	$ 235.1
FOR THE YEAR ENDED		
Favorable (Adverse) Loss and LAE Reserve Development, Net (excluding Catastrophes)	$ 13.3	$ (3.7)
Favorable (Adverse) Catastrophe Loss and LAE Reserve Development, Net	0.3	(1.8)
Total Favorable (Adverse) Loss and LAE Reserve Development, Net	$ 13.6	$ (5.5)
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	5.8%	(10.5)%

Earned Premiums in the Kemper Auto and Home segment increased by $73.6 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the completion of a full annual cycle of writing and issuing policies following the acquisition. The Kemper Auto and Home segment is administering on behalf of KIC all policies issued prior to the closing and certain policies issued or renewed after the closing, but excluded from the acquisition. Other Income decreased by $10.8 million for the year ended December 31, 2004, compared to the same period in 2003, due to lower volume of administered policies and related claims, partially offset by certain adjustments in connection with the KIC Settlement. Net Investment Income increased by $11.0 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher levels of investments.

The Kemper Auto and Home segment recorded Operating Profit of $34.2 million before-tax for the year ended December 31, 2004, compared to an Operating Loss of $33.3 million before-tax for the same period in 2003. Operating results for the year ended December 31, 2004 improved in the Kemper Auto and Home segment due primarily to lower incurred losses and LAE, excluding catastrophes, as a percentage of earned premiums and lower catastrophe losses and LAE. Incurred losses and LAE, excluding catastrophes, as a percentage of earned premiums in the Kemper Auto and Home segment decreased for the year ended December 31, 2004, compared to the same period in 2003, due primarily to improved premium rate adequacy and the impact of favorable loss and LAE reserve development. The Company's loss and LAE reserve development in the Kemper Auto and Home segment was favorable by $13.6 million for the year ended December 31, 2004, compared to adverse development of $5.5 million for the same period in 2003. The Kemper Auto and Home segment incurred catastrophe losses and LAE of $12.1 million from Hurricanes Charley, Frances, Ivan and Jeanne in 2004. Including losses and LAE from these hurricanes, catastrophe losses and LAE in the Kemper Auto and Home segment, for the year ended December 31, 2004 were $21.5 million, compared to catastrophe losses and LAE of $28.6 million for the same period in 2003. Insurance expenses in 2004 and 2003 include expenses related to administering the KIC Run-off. The Company estimates that Other Income approximated the cost of administering the KIC Run-off. Excluding the cost of administering the KIC Run-off, insurance expense as a percentage of earned premiums were 28.4% and 29.1% for the years ended December 31, 2004 and 2003, respectively.

The net impact of the KIC Settlement included in the Kemper Auto and Home segment for the year ended December 31, 2004 was income of $3.5 million before-tax.

KEMPER AUTO AND HOME [CONTINUED]

The Kemper Auto and Home segment recorded Net Income of $26.7 million after-tax for the year ended December 31, 2004, compared to a Net Loss of $18.9 million after-tax for the same period in 2003. Net Income in the Kemper Auto and Home segment increased for the year ended December 31, 2004 due primarily to the increase in pre-tax operating results. The effective income tax rate in the Kemper Auto and Home segment differs from the federal statutory income tax rate due primarily to net investment income from tax exempt investments. Tax exempt investment income in the Kemper Auto and Home segment was $12.5 million for the year ended December 31, 2004, compared to $7.0 million for the same period in 2003.

Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by Kemper Auto and Home prior to the closing, while Trinity, a subsidiary of Unitrin, is entitled to premiums written for substantially all policies issued or renewed by the Kemper Auto and Home segment after the closing and is liable for losses and expenses incurred thereon. Accordingly, the results for the Kemper Auto and Home segment presented for 2003 and 2002 are not necessarily indicative of a full year on a going-forward-basis. Premiums are recognized as revenues in the Company's consolidated financial statements not when written, but rather as earned over the life of the policy. Accordingly, earned premiums, which relate to the elapsed portion of each policy's term, are recognized as revenues over several quarters. As a result, until the Kemper Auto and Home segment completed a full annual underwriting cycle from the acquisition date, earned premiums increased on a quarter-to-quarter basis, while premiums written were more level over the same period.

Earned Premiums in the Kemper Auto and Home segment increased by $486.3 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to the aforementioned effects of the annual writing cycle. The Kemper Auto and Home segment recorded an Operating Loss of $33.3 million after-tax for the year ended December 31, 2003. The Operating Loss in the Kemper Auto and Home segment decreased in each quarter of 2003 due primarily to improved premium rate adequacy and the increase in Earned Premiums.

At the acquisition date, Unitrin's property and casualty insurance subsidiaries were not licensed in all the states where the KAH business is written nor were certain computer and data processing modifications completed to allow for the migration of the KAH business to the Company's property and casualty insurance subsidiaries. Accordingly, to facilitate the transition of such business to Unitrin's property and casualty insurance subsidiaries, KIC and Trinity entered into a quota share reinsurance agreement whereby Trinity reinsured, on a 100% indemnity basis, substantially all of the KAH business written or renewed by KIC after the acquisition date. KIC's financial condition deteriorated rapidly after the acquisition, and accordingly, Unitrin accelerated its transition of the business directly to its property and casualty insurance subsidiaries. Unitrin's property and casualty insurance subsidiaries have obtained all necessary licenses and have completed all necessary computer and data processing modifications. The transition of the business directly to Unitrin's property and casualty insurance companies is complete.

UNITRIN DIRECT

Unitrin Direct, the Company's direct marketing automobile insurance unit, markets personal automobile insurance directly to customers primarily through direct mail and the Internet using web insurance portals, click-thrus and its own website, "Unitrindirect.com." Unitrin Direct began actively marketing personal automobile insurance in 2001. On June 28, 2002, the Company acquired the insurance companies comprising KIC's direct marketing automobile insurance business, Kemper Direct, in a cash transaction. The results of its operations are included in the Company's and the Unitrin Direct segment's results of operations from the date of acquisition. The acquisition is more fully described in Note 3 to the Company's Consolidated Financial Statements—Acquisitions of Businesses.

The Unitrin Direct segment continues to build economies of scale as shown by its growth in premiums written in the table below:

DOLLARS IN MILLIONS	2004	2003	2002
Premiums Written:			
New Business	$ **95.0**	$ 64.1	$ 54.9
Renewal Business	**118.2**	100.8	43.1
Total Premiums Written	$ **213.2**	$ 164.9	$ 98.0

UNITRIN DIRECT [CONTINUED]

Premiums Written, which report the total amount of premiums to be received over the policy term, in the Unitrin Direct segment increased by $48.3 million in 2004, compared to the same period in 2003, primarily due to higher volume of insurance.

Premiums are recognized as revenues in the Company's financial statements not when written, but rather as earned over the life of the policy. Earned premiums relate to the elapsed portion of each policy's term. The difference between Premiums Written and Earned Premiums relating to the remaining portion of each policy's term is reflected as a deferred revenue liability referred to as Unearned Premiums in the Company's Consolidated Balance Sheets. Results of the Unitrin Direct segment recognized in the Company's Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Premiums Written	**$ 213.2**	$ 164.9	$ 98.0
Increase in Unearned Premiums	**(24.6)**	(15.0)	(24.4)
Earned Premiums	**188.6**	149.9	73.6
Net Investment Income	**6.9**	3.3	0.9
Total Revenues	**195.5**	153.2	74.5
Incurred Losses and LAE	**149.8**	123.9	65.8
Insurance Expenses	**50.8**	48.7	43.8
Operating Loss	**(5.1)**	(19.4)	(35.1)
Income Tax Benefit	**3.5**	8.1	12.1
Net Loss	**$ (1.6)**	$ (11.3)	$ (23.0)
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**78.3%**	82.7%	89.4%
Incurred Catastrophe Loss and LAE Ratio	**1.1**	–	–
Total Incurred Loss and LAE Ratio	**79.4**	82.7	89.4
Incurred Expense Ratio	**26.9**	32.5	59.3
Combined Ratio	**106.3%**	115.2%	148.7%

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Loss Reserves:		
Case	**$ 59.5**	$ 42.6
Incurred but Not Reported	**17.5**	19.6
Total Loss Reserves	**77.0**	62.2
LAE Reserves	**16.7**	12.7
Total Insurance Reserves	**$ 93.7**	$ 74.9
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net	**$ 2.1**	$ 1.9
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**2.8%**	3.8%

UNITRIN DIRECT [CONTINUED]

Earned Premiums for the year ended December 31, 2004 were $188.6 million, compared to $149.9 million for the same period in 2003. Earned Premiums increased due to higher volume and higher premium rates. Net Investment Income in the Unitrin Direct segment increased by $3.6 million in 2004, compared to the same period in 2003, due primarily to higher levels of investments.

For the year ended December 31, 2004, the Unitrin Direct segment recorded an Operating Loss of $5.1 million before-tax, compared to an Operating Loss of $19.4 million before-tax for the same period in 2003. The Unitrin Direct segment's Operating Loss in 2004 decreased due primarily to lower insurance expenses as a percentage of earned premiums and lower non-catastrophe incurred losses and LAE as a percentage of earned premiums, partially offset by higher incurred losses and LAE from catastrophes. Non-catastrophe incurred losses and LAE as a percentage of earned premiums reflect increased premium rate adequacy. Insurance expenses as a percentage of earned premiums decreased due primarily to improved economies of scale. Losses and LAE from catastrophes, including Hurricanes Charley, Frances, Ivan and Jeanne, in the Unitrin Direct segment were $2.1 million for the year ended December 31, 2004. The Unitrin Direct segment did not record any losses and LAE from catastrophes for the year ended December 31, 2003.

For the year ended December 31, 2004, the Unitrin Direct segment recorded a Net Loss of $1.6 million after-tax, compared to a Net Loss of $11.3 million after-tax for the same period in 2003, due primarily to the corresponding decreases in the Unitrin Direct segment's pre-tax Operating Loss. The effective income tax rate in the Unitrin Direct segment differs from the federal statutory income tax rate due primarily to net investment income from tax exempt investments. Tax exempt investment income in the Unitrin Direct segment was $3.6 million for the year ended December 31, 2004, compared to $1.8 million for the same period in 2003. For the three months ended December 31, 2004, Unitrin Direct recorded positive Operating Profit and Net Income for the first time on a discrete quarter basis. The Company anticipates that the Unitrin Direct segment will reach profitability on a full year basis in 2005.

Earned Premiums for the year ended December 31, 2003 were $149.9 million, compared to $73.6 million for the same period in 2002. Earned Premiums increased due to the inclusion of Kemper Direct for a full year, higher volume of insurance and higher premium rates. Net Investment Income in the Unitrin Direct segment increased by $2.4 million for the year ended December 31, 2003, compared to the same period in 2002, due to higher levels of investments partially offset by lower yields on investments.

For the year ended December 31, 2003, the Unitrin Direct segment recorded an Operating Loss of $19.4 million before-tax, compared to an Operating Loss of $35.1 million before-tax for the same period in 2002. The Unitrin Direct segment's Operating Loss decreased in 2003 due primarily to lower incurred losses and LAE as a percentage of earned premiums reflecting increased premium rate adequacy and lower insurance expenses as a percentage of earned premiums reflecting the segment's progress toward achieving economies of scale.

LIFE AND HEALTH INSURANCE

DOLLARS IN MILLIONS	2004	2003	2002
Earned Premiums:			
Life	**$ 401.7**	$ 402.3	$ 403.3
Accident and Health	**161.3**	158.9	155.6
Property	**105.0**	100.3	94.3
Total Earned Premiums	**668.0**	661.5	653.2
Net Investment Income	**150.0**	134.9	151.6
Other Income	**3.6**	4.4	4.3
Total Revenues	**821.6**	800.8	809.1
Policyholders' Benefits and Incurred Losses and LAE	**396.9**	387.1	387.3
Insurance Expenses	**327.4**	344.8	334.0
Operating Profit	**97.3**	68.9	87.8
Income Tax Expense	**34.3**	22.8	30.5
Net Income	**$ 63.0**	$ 46.1	$ 57.3

LIFE AND HEALTH INSURANCE [CONTINUED]

Earned Premiums in the Life and Health Insurance segment increased by $6.5 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher accident and health insurance premium rates and higher volume of property insurance sold by the Life and Health Insurance segment's career agents, partially offset by lower volume of accident and health insurance. The higher accident and health insurance premium rates earned in 2004 contributed approximately $9 million to the increase in Earned Premiums, while a decrease in volume on those same products accounted for a decrease in Earned Premiums of approximately $6 million. The increase in Earned Premiums for property insurance sold by the Life and Health Insurance segment's career agents was almost entirely due to volume. Net Investment Income in the Life and Health Insurance segment increased by $15.1 million for the year ended December 31, 2004, compared to the same period in 2003, due to higher levels of fixed maturity investments and higher yields on investments. The Life and Health Insurance segment reduced its short-term investments during 2004 and reinvested those funds in higher yielding fixed maturities with longer durations.

Operating Profit in the Life and Health Insurance segment increased by $28.4 million before-tax for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the higher net investment income, lower life insurance expenses, improved results from accident and health insurance products and improved results, excluding catastrophe losses and LAE, on property insurance sold by the Life and Health Insurance segment's career agents, partially offset by higher life insurance policyholders' benefits and the higher catastrophe losses and LAE. Life insurance expenses decreased by approximately $13 million due primarily to lower salaries and fringe benefits, partially the result of the Company's efforts to consolidate back office operations and a change in the Company's estimate of the cost to resolve certain legal matters. Accident and health insurance results, excluding net investment income, improved by approximately $7 million as a result of lower incurred losses and LAE and lower insurance expenses as a percentage of earned premiums. Excluding catastrophe losses and LAE and net investment income, results from property insurance sold by the Life and Health Insurance segment's career agents improved approximately $4 million for the year ended December 31, 2004, compared to the same period in 2003. Life insurance policyholders' benefits increased approximately $10 million due primarily to higher mortality and a change in the actuarial estimate of reserves resulting from the conversion of certain business to a new computer system. Catastrophe losses and LAE, including losses and LAE of $6.5 million from Hurricanes Charley, Frances, Ivan and Jeanne, on property insurance sold by the Life and Health Insurance segment's career agents were approximately $8 million for the year ended December 31, 2004, compared to approximately $3 million for the same period in 2003. Net Income in the Life and Health Insurance segment increased by $16.9 million after-tax for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the higher pre-tax Operating Profit.

Earned Premiums in the Life and Health Insurance segment increased by $8.3 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to higher accident and health insurance premium rates and higher volume of property insurance sold by the Life and Health Insurance segment's career agents, partially offset by lower volume of accident and health insurance and lower volume of life insurance. The higher accident and health insurance premium rates earned in 2003 contributed approximately $8 million to the increase in Earned Premiums, while a decrease in volume on those same products accounted for a decrease in Earned Premiums of approximately $5 million. The increase in Earned Premiums for property insurance sold by the Life and Health Insurance segment's career agents was almost entirely due to volume in 2003. Net Investment Income in the Life and Health Insurance segment decreased by $16.7 million for the year ended December 31, 2003, compared to the same period in 2002, due to lower levels of investments and lower yields on investments. Investment levels in the Life and Health Insurance segment decreased due primarily to intercompany dividends in the form of cash and other investments paid by the segment in June and December of 2002 to its parent, Unitrin, Inc.

Operating Profit in the Life and Health Insurance segment decreased by $18.9 million before-tax for the year ended December 31, 2003, compared to the same period in 2002. Operating Profit decreased due primarily to the lower investment income and the effects of a change in the Company's actuarial estimate of certain reserves in 2002, partially offset by improved results on property insurance sold by the Life and Health Insurance segment's career agents, including lower catastrophe losses and LAE. In 2002, the Company recorded a benefit of $9.6 million resulting from a change in the Company's actuarial estimate of certain reserves. Excluding catastrophe losses and LAE and net investment income, results on property insurance sold by the Life and Health Insurance segment's career agents improved by approximately $3 million for the year ended December 31, 2003 compared to the same period in 2002. Catastrophe losses and LAE on property insurance sold by the Life and Health Insurance segment's career agents were approximately $3 million for the year ended December 31, 2003, compared to approximately $5 million for the same period in 2002. Net Income in the Life and Health Insurance segment decreased by $11.2 million after-tax for the year ended December 31, 2003, compared to the same period in 2002, due primarily to the lower pre-tax Operating Profit.

CONSUMER FINANCE

DOLLARS IN MILLIONS	2004	2003	2002
Interest, Loan Fees and Earned Discounts	**$ 192.9**	$ 184.3	$ 159.9
Net Investment Income	**4.3**	5.6	7.2
Other Revenues	**5.6**	5.8	4.7
Total Revenues	**202.8**	195.7	171.8
Provision for Loan Losses	**45.8**	54.4	39.1
Interest Expense on Certificates of Deposits and Savings Accounts	**32.7**	34.2	35.9
General and Administrative Expenses	**77.2**	66.0	57.9
Operating Profit	**47.1**	41.1	38.9
Income Tax Expense	**19.7**	17.2	15.6
Net Income	**$ 27.4**	$ 23.9	$ 23.3
Consumer Finance Loan Originations	**$ 639.1**	$ 594.5	$ 572.7

DOLLARS IN MILLIONS	DEC. 31, 2004	DEC. 31, 2003
Percentage of Consumer Finance Receivables:		
30 Days to 59 Days Past Due	**7.1%**	7.3%
60 Days to 89 Days Past Due	**2.5**	2.5
90 Days and Greater Past Due	**1.0**	0.9
Ratio of Reserve for Loan Losses to Gross Consumer Finance Receivables	**5.5%**	5.4%
Weighted-Average Yield on Certificates of Deposits and Savings Accounts	**3.5%**	3.5%
FOR THE YEAR ENDED		
Reserve for Loan Losses—Beginning of Year	**$ 51.8**	$ 45.1
Provision for Loan Losses	**45.8**	54.4
Net Charge-off:		
Consumer Finance Receivables Charged-off	**(77.9)**	(74.7)
Consumer Finance Receivables Recovered	**36.9**	27.0
Net Charge-off	**(41.0)**	(47.7)
Reserve for Loan Losses—End of Year	**$ 56.6**	$ 51.8

Interest, Loan Fees and Earned Discounts in the Consumer Finance segment increased by $8.6 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher levels of loans outstanding, partially offset by lower interest rates. Net Investment Income in the Consumer Finance segment decreased by $1.3 million for the year ended December 31, 2004, compared to the same period in 2003, due to lower levels of investments and lower yields on investments.

Operating Profit in the Consumer Finance segment increased by $6.0 million before-tax for the year ended December 31, 2004, compared to the same period in 2003. Provision for Loan Losses decreased by $8.6 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to a lower estimated rate of ultimate loan losses as a result of higher recoveries and lower net charge-off. Interest Expense on Certificates of Deposits and Savings Accounts decreased by $1.5 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower interest rates on Certificates of Deposits and Savings Accounts, partially offset by higher levels of deposits. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discounts, increased from 35.8% for the year ended December 31, 2003, to 40.0% for the year ended December 31, 2004, due primarily to an increase in the size of the collection department and higher collection incentive pay, which resulted in increased recoveries of charged-off loans. Net Income in the Consumer Finance segment increased by $3.5 million after-tax for the year ended December 31, 2004 due primarily to the higher operating profit.

Interest, Loan Fees and Earned Discounts in the Consumer Finance segment increased by $24.4 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to a higher level of loans outstanding. Net Investment Income in the Consumer Finance segment decreased by $1.6 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to lower yields on investments.

Operating Profit in the Consumer Finance segment increased by $2.2 million before-tax for the year ended December 31, 2003, compared to the same period in 2002. Provision for Loan Losses increased by $15.3 million

CONSUMER FINANCE [CONTINUED]

for the year ended December 31, 2003, compared to the same period in 2002, due primarily to a higher estimated rate of ultimate losses and the higher level of loans outstanding. Interest Expense on Certificates of Deposits and Savings Accounts decreased by $1.7 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to lower interest rates on Certificates of Deposits and Savings Accounts, partially offset by higher levels of deposits to support the growth in loans outstanding. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discount, decreased from 36.2% for the year ended December 31, 2002, to 35.8% for the year ended December 31, 2003, due primarily to the higher levels of loans outstanding.

INVESTEE

The Company accounts for its investment in the common stock of UNOVA under the equity method of accounting. UNOVA is listed on the New York Stock Exchange and is subject to the reporting requirements of the federal securities laws. UNOVA is held for investment purposes. The fair value of the Company's Investment in Investee was $320.1 million at December 31, 2004, compared to an asset carrying value of $71.9 million under the equity method of accounting.

At December 31, 2004, the Company owned approximately 20.8% of UNOVA's common stock. UNOVA stated in its December 31, 2003 annual report on Form 10-K that it is "an industrial technologies company providing global customers with solutions for improving their efficiency and productivity" and that its industrial automation systems business segment ("IAS") is "a leading producer of value-added manufacturing technologies, products and services that span the production cycle from process engineering and design to systems integration, including comprehensive life cycle support." IAS "serves primarily the global automotive, off-road vehicle and diesel engine industries," as well as, the "aerospace, industrial components, heavy equipment and general job shop markets." Products in its automated data systems business segment include "rugged mobile computing solutions and automated data collection systems for field, on-premises and site-based workers as well as wireless network systems for untethered enablement of an enterprise, and barcode label and printing solutions."

The Company accounts for its Investment in Investee under the equity method of accounting using the most recent and sufficiently timely publicly-available financial reports and other publicly-available information which generally results in a three-month-delay basis (see Note 2 to the Company's Consolidated Financial Statements—Summary of Accounting Policies). Equity in Net Income (Loss) of Investee was income of $3.6 million, a loss of $1.2 million and a loss of $1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Prior to the periods presented in the Company's Consolidated Financial Statements, the Company determined that a decline in the fair value of its investment in UNOVA was other than temporary under applicable accounting standards. Accordingly, the Company reduced the carrying value of its investment in UNOVA to its then current estimated realizable value and allocated the reduction to the Company's proportionate share of UNOVA's non-current assets. Accordingly, the Company's reported equity in the net income of UNOVA differs from the Company's proportionate share of UNOVA's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets. The fair value of the Company's investment in UNOVA subsequently recovered such that the fair value exceeded the carrying value of the Company's investment in UNOVA by $248.2 million and $225.8 million at December 31, 2004 and 2003, respectively. In accordance with applicable accounting standards, such excess is not recorded in the Company's Consolidated Financial Statements.

Three of Unitrin's subsidiaries participated in a financing agreement whereby the subsidiaries and other unrelated parties became participants in a $75 million three-year term loan agreement with UNOVA. Under the agreement, the subsidiaries initially, in July 2001, provided $31.5 million in funding to UNOVA. During 2003, UNOVA paid the remaining unpaid principal balance of $6.8 million to Unitrin's subsidiaries. During 2002, UNOVA paid $23.9 million to Unitrin's subsidiaries.

Two of Unitrin's subsidiaries own a portion of UNOVA's outstanding publicly-traded notes maturing in March 2005 with a total par value of $5.0 million. Unitrin's subsidiaries' investments in UNOVA's publicly-traded notes are included in Investments in Fixed Maturities at December 31, 2004 and 2003.

INVESTMENT RESULTS

Net Investment Income was $261.2 million, $231.9 million and $221.9 million in 2004, 2003 and 2002, respectively. Net Investment Income increased by $29.3 million in 2004, compared to the same period in 2003, due primarily to higher levels of fixed maturity investments. Net Investment Income increased by $10.0 million in 2003, compared to the same period in 2002, due primarily to higher levels of fixed maturity investments, partially offset by lower yields on investments.

The components of Net Realized Investment Gains (Losses) for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Fixed Maturities:			
Gains on Dispositions	$ **1.8**	$ 13.6	$ 5.5
Losses on Dispositions	**(0.6)**	(0.7)	(1.3)
Losses from Write-downs	**(0.1)**	(2.5)	(10.9)
Northrop Common Stock:			
Gains on Dispositions	**43.2**	7.2	–
Other Equity Securities:			
Gains on Dispositions	**39.0**	38.6	2.7
Losses on Dispositions	**(0.9)**	(2.5)	(0.7)
Losses from Write-downs	**(5.8)**	(18.0)	(16.5)
Other Investments:			
Gains on Dispositions	**2.3**	0.3	8.4
Losses on Dispositions	**(0.4)**	(0.3)	(0.5)
Losses from Write-downs	**–**	(1.8)	–
Net Realized Investment Gains (Losses)	$ **78.5**	$ 33.9	$ (13.3)

Net Realized Investment Gains (Losses) for the year ended December 31, 2004 includes pre-tax gains of $43.2 million from sales of a portion of the Company's investment in Northrop Grumman Corporation ("Northrop") common stock, pre-tax gains of $27.0 million resulting from sales of a portion of the Company's investment in Baker Hughes, Inc. ("Baker Hughes") common stock, and pre-tax gains of $3.9 million from sales of a portion of the Company's investment in Hartford Financial Services Group, Inc. ("Hartford") common stock. The fair values of the Company's remaining investments in Northrop's common stock, Baker Hughes' common stock and Hartford's common stock were $430.3 million, $48.4 million and $20.6 million, respectively, at December 31, 2004. The other gains and losses from sales of equity securities included in Net Realized Investment Gains (Losses) were due to sales of investments in 32 different issuers.

Net Realized Investment Gains (Losses) for the year ended December 31, 2003 includes Gains on Dispositions of Fixed Maturities of $13.6 million, including recoveries from sales on fixed maturities written down in prior years. Net Realized Investment Gains (Losses) for the year ended December 31, 2003 includes pre-tax gains of $12.0 million resulting from the sale of the Company's investment in ITT Industries, Inc. common stock, pre-tax gains of $7.2 million from sales of a portion of the Company's investment in Northrop common stock, pre-tax gains of $6.6 million from sales of the Company's investment in ISO common stock, pre-tax gains of $5.7 million from sales of a portion of the Company's investment in Hartford common stock, and pre-tax gains of $4.4 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock. The other gains and losses from sales of equity securities included in Net Realized Investment Gains (Losses) were due to sales of investments in 54 different issuers. Net Realized Investment Gains (Losses) for the year ended December 31, 2003 includes a pre-tax loss of $1.8 million to write down investment real estate.

Net Realized Investment Gains (Losses) for the year ended December 31, 2002 includes a pre-tax gain of $8.1 million due to the sale of certain investment real estate and pre-tax gains of $1.5 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock.

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in the fair value of an investment is other than temporary. Some of the factors considered in evaluating whether or not a decline in fair value is other than temporary include:

1) The Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;
2) The duration and extent to which the fair value has been less than cost; and
3) The financial condition and prospects of the issuer.

CORPORATE INVESTMENTS

The Company considers the management of certain investments, including Northrop preferred and common stock, Baker Hughes common stock and its investee, UNOVA, to be a corporate responsibility and excludes income from these investments from its Operating Segments. Dividend income from these Corporate Investments for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Northrop Preferred Stock	**$ 12.4**	$ 12.4	$ 12.8
Northrop Common Stock	**8.7**	12.3	12.3
Baker Hughes Common Stock	**0.8**	1.2	1.4
Total Unallocated Dividend Income	**$ 21.9**	$ 25.9	$ 26.5

The changes in fair values of Unitrin's Corporate Investments for the year ended December 31, 2004 were:

DOLLARS IN MILLIONS	FAIR VALUE DEC. 31, 2003	DISPOSITIONS	HOLDING GAIN ARISING DURING PERIOD	FAIR VALUE DEC. 31, 2004
Equity Securities:				
Northrop Preferred Stock	$ 220.9	**$ –**	**$ 13.4**	**$ 234.3**
Northrop Common Stock	633.9	**(273.9)**	**70.3**	**430.3**
Baker Hughes Common Stock	82.2	**(56.4)**	**22.6**	**48.4**
Investee:				
UNOVA Common Stock	290.5	**–**	**29.6**	**320.1**
Total Corporate Investments	$ 1,227.5	**$ (330.3)**	**$ 135.9**	**$ 1,033.1**

Dividend income from the Company's investments in Northrop common stock and Baker Hughes common stock has decreased due to sales of a portion of the Company's investment in these companies (see discussion above under heading "Investment Results").

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, there are approximately 3.5 million shares of the Company's outstanding common stock that can be repurchased under the Company's Board of Directors outstanding repurchase authorization. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company did not repurchase shares of its common stock in 2004. The Company has repurchased and retired approximately 54.7 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.5 billion since 1990. The Company may from time to time repurchase shares of its common stock subject to market conditions and other factors.

On August 30, 2002, the Company entered into a $360 million unsecured revolving credit agreement, expiring August 30, 2005, with a group of banks. Proceeds from advances under the agreement may be used for general corporate purposes, including repurchases of the Company's common stock. There were no borrowings outstanding under the Company's revolving credit agreement at December 31, 2004 and 2003. The Company plans to replace the agreement with a new unsecured revolving credit agreement prior to the expiration of the existing agreement.

On July 1, 2002, the Company issued $300 million of its 5.75% senior notes due July 1, 2007 (the "5.75% Senior Notes") in exchange for proceeds of $296.8 million, net of transaction costs, for an effective yield of 5.99%. Proceeds were used to repay borrowings under the Company's former revolving credit agreement. The 5.75% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. Interest expense under the 5.75% Senior Notes was $17.9 million, $17.8 million and $8.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

On October 30, 2003, the Company utilized the remaining capacity under its shelf registration statement and issued $200 million of its 4.875% senior notes due November 1, 2010 (the "4.875% Senior Notes"). The 4.875% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. The Company issued the 4.875% Senior Notes in exchange for proceeds of $198.0 million, net of transaction costs, for an effective yield of 5.04%. The Unitrin parent company used the proceeds from the notes to fund the purchase of Northrop common stock from one of its subsidiaries as discussed below and to repay borrowings outstanding under its revolving credit agreement. Interest expense under the 4.875% Senior Notes was $10.0 million and $1.7 million for the years ended December 31, 2004 and 2003, respectively. The Company does not anticipate significant additional changes in its capital structure during 2005.

At December 31, 2002, the Unitrin parent company held 1,144,689 shares of Northrop common stock and also held 1,774,812 shares of Northrop preferred stock. In June 2003, the Unitrin parent company sold 207,564 shares of common stock to its subsidiary, Union National Life Insurance Company. On December 26, 2003, the Unitrin parent company purchased all 1,936,092 shares of Northrop common stock held by its subsidiary, United

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

Insurance Company of America ("United"). During December 2003, the Unitrin parent company sold 1,034,700 shares of Northrop common stock in the open market, generating gross proceeds of approximately $97 million. Following these transactions, at the end of 2003, the Unitrin parent company held 1,838,517 shares of Northrop common stock and also continued to hold 1,774,812 shares of Northrop preferred stock. During the first two quarters of 2004, the Unitrin parent company sold 1,838,517 million shares of Northrop common stock in the open market, generating gross proceeds of approximately $184 million. During the last two quarters of 2004, Trinity paid dividends to the Unitrin parent company, which included 916,751 shares of Northrop common stock with a market value of approximately $50 million. Following these transactions, at December 31, 2004, the Unitrin parent company held 916,751 shares of Northrop common stock with a market value of approximately $50 million and also continued to hold 1,774,812 shares of Northrop preferred stock with a market value of approximately $234 million. In addition, Trinity also held 6,998,549 shares of Northrop common stock with a market value of approximately $380 million at December 31, 2004.

During 2004, three of Unitrin's subsidiaries (Trinity, Fireside Securities Corporation and Southern States General Agency) paid $51.6 million, $16.7 million and $0.5 million, respectively, in dividends to Unitrin. As a result of the KIC acquisition and premium growth in the Unitrin Specialty segment and in the Unitrin Direct segment, Unitrin made capital contributions totaling $192.8 million to its property and casualty insurance subsidiaries in 2003. The Company believes that its property and casualty insurance subsidiaries are sufficiently capitalized at December 31, 2004 to fund future premium growth and to pay dividends to Unitrin out of future operating earnings.

The primary sources of funds for the Company's insurance subsidiaries are premiums and investment income. The primary uses of funds are the payment of policyholder benefits under life insurance contracts and claims under property and casualty insurance contracts and accident and health insurance contracts, the payment of commissions and general expenses and the purchase of investments. Generally, there is a time lag between when premiums are collected and when policyholder benefits and insurance claims are paid. Accordingly, during periods of growth, insurance companies typically experience positive operating cash flows and are able to invest a portion of their operating cash flows to fund future policyholder benefits and claims. During periods in which premium revenues decline, insurance companies may experience negative cash flow from operations and may need to sell investments to fund payments to policyholders and claimants. In addition, if the Company's property and casualty insurance subsidiaries experience several significant catastrophic events over a relatively short period of time, investments may have to be sold in advance of their maturity dates to fund payments which could either result in investment gains or losses. Management believes that its insurance subsidiaries maintain adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of their liabilities and invested assets and to provide adequate liquidity in the event that its property and casualty insurance subsidiaries experience several catastrophic events over a relatively short period of time.

The primary sources of funds for Fireside Bank are customer deposits, repayments of consumer loans, interest on consumer loans and investment income. The primary uses of funds for Fireside Bank are loans made to consumers, repayment of customer deposits, interest paid to depositors and general expenses.

Cash Flow from Operating Activities decreased by $287.4 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the inclusion of KIC premiums for a full year for both periods and the aforementioned time lag between when premiums are collected and when policyholder benefits and insurance claims are paid. In addition, the Company paid income taxes of $254.2 million during the year ended December 31, 2004, compared to receiving a refund of $1.4 million in the same period in 2003. Income taxes paid increased due to the higher operating results and higher income taxes on the sales of investments. Cash Flow from Operating Activities increased by $189.7 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to the inclusion of premiums of KIC for a full year, premium growth in other segments and the aforementioned time lag between when premiums are collected and when policyholder benefits and insurance claims are paid.

Net Cash Used by Investing Activities is largely dependent on Cash Flow from Operating Activities and to a lesser extent cash flow, if any, from Financing Activities. Cash Flow Used by Investing Activities decreased by $400.3 million for the year ended December 31, 2004, compared to the same period in 2003 and increased by $249.6 million in 2003 compared to 2002, due primarily to the corresponding changes in Net Cash from Operating Activities.

Net Cash Provided by Financing Activities decreased by $145.3 million for the year ended December 31, 2004, compared to the same period in 2003. The Company generated $198 million in proceeds in 2003 from the issuance of its 4.875% Senior Notes, due November 1, 2010. During 2003, the Company also reduced its outstanding borrowings under its revolving credit agreement by $80 million. Net Cash Provided by Financing Activities increased by $119.7 million for the year ended December 31, 2003, compared to the same period in 2002, due to the issuance of the Company's 4.875% Senior Notes in 2003 and also due to higher Certificates of Deposits raised in 2002 to support a higher level of growth in the Company's Consumer Finance segment.

As further discussed in Note 4 to the Company's Consolidated Financial Statements—Investments Other Than Investee, from time to time some of Unitrin's subsidiaries may hold collateral from unrelated parties pursuant to securities lending agreements whereby unrelated parties borrow securities from the subsidiaries' accounts. The subsidiaries are required to return such collateral upon return of the loaned security. Accordingly, the amount of such collateral would not be available to meet ongoing obligations to policyholders and claimants, as well as ordinary operating expenses. Unitrin and its subsidiaries have not formed special purpose entities or similar structured financing vehicles to access capital and/or manage risk or for any other purpose. The Company's retained earnings at December 31, 2004 includes $42.3 million representing the undistributed equity in net income of investee.

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

The Company's management believes that it has sufficient resources to maintain the payment of dividends to its shareholders at the present level. Sources for future shareholder dividend payments and the payment of interest on Unitrin's senior notes include the receipt of dividends from Unitrin's operating subsidiaries, the receipt of dividends from its investments in Northrop, borrowings under the revolving credit agreement, and monetization of a portion of the Unitrin parent company's Northrop holdings. At December 31, 2004, the Unitrin parent company directly held investments in Northrop preferred and common stock with a market value totaling $284.1 million.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material obligations under a guarantee contract meeting the characteristics identified in paragraph 3 of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others.* The Company has no material retained or contingent interests in assets transferred to an unconsolidated entity. The Company has no material obligations, including contingent obligations, under contracts that would be accounted for as derivative instruments. The Company has no obligations, including contingent obligations, arising out of a variable interest in an unconsolidated entity held by, and material to, the Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the Company. Accordingly, the Company has no material off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Projected cash disbursements pertaining to the Company's contractual obligations at December 31, 2004 is as follows:

DOLLARS IN MILLIONS	JAN. 1, 2005 TO DEC. 31, 2005	JAN. 1, 2006 TO DEC. 31, 2007	JAN. 1, 2008 TO DEC. 31, 2009	AFTER DEC. 31, 2009	TOTAL
Long-Term Debt Obligations	$ 0.5	$ 301.0	$ 1.0	$ 207.2	$ 509.7
Certificates of Deposits	334.8	283.6	277.6	26.4	922.4
Capital Lease Obligations	0.3	0.6	0.3	–	1.2
Operating Lease Obligations	24.8	38.2	19.8	27.0	109.8
Purchase Obligations	69.7	5.7	3.3	1.6	80.3
Property and Casualty Insurance Reserves, Net of Reinsurance	560.4	474.6	126.9	119.9	1,281.8
Other Contractual Obligations Reflected in Long-Term Liabilities on the Consolidated Balance Sheet under GAAP	59.9	90.9	34.6	12.9	198.3
Total Contractual Obligations	$ 1,050.4	$ 1,194.6	$ 463.5	$ 395.0	$ 3,103.5

In 2004, the Company committed to invest $100 million in a limited liability investment company, of which $65 million was unfunded at December 31, 2004. Cash flow related to Purchase Obligations in 2005 is due primarily to funding this committment. In addition, in January 2005, the Company agreed to purchase, subject to due diligence by the Company, certain investment real estate for approximately $57 million including the assumption of a $12 million mortgage. In January 2005, the Company also agreed to sell, subject to due diligence by the buyer, other investment real estate, the proceeds of which will likely be used to fund the obligation described in the preceding sentence.

The projected cash disbursements for Property and Casualty Insurance Reserves are presented net of anticipated reinsurance recoveries of $228.9 million, including recoveries of $180.9 million from General Security National Insurance Company, a subsidiary of SCOR Reinsurance Company (see Note 7 to the Consolidated Financial Statements—Property and Casualty Insurance Reserves). Other Contractual Obligations Reflected in Long-Term Liabilities on the Consolidated Balance Sheet under GAAP primarily consist of interest obligations related to Long-Term Debt Obligations and Certificates of Deposits.

INTEREST AND OTHER EXPENSES

Interest and Other Expenses was $57.4 million, $45.3 million and $26.9 million in 2004, 2003 and 2002, respectively. Interest expense was $28.3 million, $21.4 million and $12.2 million in 2004, 2003 and 2002, respectively. Other Corporate Expenses were $29.1 million, $23.9 million and $14.7 million in 2004, 2003 and 2002, respectively. Other Corporate Expenses increased by $5.2 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher compensation and employee benefit costs. Other Corporate Expenses increased by $9.2 million for the year ended December 31, 2003, compared to the same period in 2002, due primarily to higher compensation and employee benefit costs.

ACCOUNTING CHANGES

In May 2004, the FASB issued FASB Staff Position ("FSP") FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP FAS 106-2 provides guidance on accounting for the effects of the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Modernization Act"), to employers that sponsor postretirement health care plans which provide prescription drug benefits and supersedes FSP FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP FAS 106-2 is effective for the first interim or annual period beginning after June 15, 2004. The Company adopted FSP FAS 106-2 effective July 1, 2004 and determined that prescription benefits under its postretirement health plan were actuarially equivalent to the proposed Medicare Part D plan and, therefore, the Company's postretirement health plan qualifies for the employer subsidy under the Modernization Act. The Company determined that the effect of the enactment of the Modernization Act was not a significant event pursuant to paragraph 73 of SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* Accordingly, the effects of the Modernization Act are incorporated in the next measurement date, December 31, 2004 in the case of the Company, of the plan assets and obligations as otherwise required by SFAS No. 106, following the effective date of FSP FAS 106-2. The adoption of FSP FAS 106-2 resulted in a reduction of the Company's Accumulated Benefit Obligation for its Postretirement Health Plan and a related actuarial gain of $6.3 million at December 31, 2004, which will be amortized pursuant to the provisions of SFAS No. 106. The Company estimates that annual postretirement health plan expense will decrease by $1.0 million before-tax in 2005 as a result of the adoption of FSP FAS 106-2.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation,* and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. Early application of SFAS No. 123(R) is encouraged, but not required.

The Company has not yet determined the date or method of adoption. If the Company were to adopt SFAS No. 123(R) on July 1, 2005 using the modified prospective method, the Company estimates that total stock-based compensation expense, net of related tax effects, will increase by $0.1 million for the year ending December 31, 2005. If the Company elects to adopt SFAS No. 123(R) using the modified retrospective method, it is permitted to either retroactively restate only the 2005 interim periods or restate all prior periods. If the Company elects to restate prior periods using the modified retrospective method, Net Income for the years ended December 31, 2004 and 2003 would be restated and would decrease by $1.0 million and $2.4 million, respectively, and Net Loss for the year ended December 31, 2002 would increase by $6.0 million.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* and as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* prospectively to all awards granted, modified or settled on or after January 1, 2003. For awards granted, modified or settled prior to January 1, 2003, the Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. For the year ended December 31, 2003, the Company recognized compensation expense of $2.8 million before-tax due to the adoption of SFAS No. 123, as amended by SFAS No. 148.

On January 1, 2003, the Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The initial application of SFAS No. 143 did not have an impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The initial adoption of FIN 46 did not have an impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS No. 146 requires

ACCOUNTING CHANGES [CONTINUED]

companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. On July 1, 2002, the Company adopted the provisions of SFAS No. 146 prospectively. The initial adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. SFAS No. 147 provides guidance on the accounting for the acquisition of a financial institution, and applies to all acquisitions of financial institutions except those between two or more mutual enterprises and was effective October 1, 2002. Pursuant to the provisions of SFAS No. 147, the specialized accounting guidance specified in paragraph 5 of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, does not apply after September 30, 2002. The initial adoption of SFAS No. 147 did not have an impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements of Financial Accounting Standards Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34)*. FIN 45 clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The initial adoption of FIN 45 did not have an impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation* to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 also amends SFAS No. 19, *Financial Accounting and Reporting by Oil and Gas Producing Companies*. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The initial adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information About Market Risk

The Company's consolidated balance sheet includes five types of financial instruments subject to the material market risk disclosures required by the Securities and Exchange Commission ("SEC"):

1) Investments in Fixed Maturities;
2) Investments in Equity Securities;
3) Consumer Finance Receivables;
4) Certificates of Deposits and Savings Accounts; and
5) Notes Payable.

Investments in Fixed Maturities, Consumer Finance Receivables, Certificates of Deposits and Savings Accounts and Notes Payable are subject to material interest rate risk. The Company's Investments in Equity Securities include common and preferred stocks and, accordingly, are subject to material equity price risk and interest rate risk, respectively.

For purposes of this disclosure, market risk sensitive financial instruments are divided into two categories: financial instruments acquired for trading purposes and financial instruments acquired for purposes other than trading. The Company's market risk sensitive financial instruments are generally classified as held for purposes other than trading. The Company has no significant holdings of financial instruments acquired for trading purposes. The Company has no significant holdings of derivatives.

The Company measures its sensitivity to market risk by evaluating the change in its financial assets and liabilities relative to fluctuations in interest rates and equity prices. The evaluation is made using instantaneous changes in interest rates and equity prices on a static balance sheet to determine the effect such changes would have on the Company's market value at risk and the resulting pre-tax effect on Shareholders' Equity. The changes chosen reflect the Company's view of adverse changes which are reasonably possible over a one-year period. The selection of the changes chosen should not be construed as the Company's prediction of future market events, but rather an illustration of the impact of such events.

For the interest rate sensitivity analysis presented below, the Company assumed an adverse and instantaneous increase of 100 basis points in the yield curve at December 31, 2004 and 2003, respectively, for Investments in Fixed Maturities. Such 100 basis point increase in the yield curve may not necessarily result in a corresponding 100 basis point increase in the interest rate for all investments in fixed maturities. For example, a 100 basis point increase in the yield curve for risk-free, taxable investments in fixed maturities may not result in a 100 basis point increase for tax exempt investments in fixed maturities. For Investments in Fixed Maturities, the Company also anticipated changes in cash flows due to changes in the likelihood that investments would be called or pre-paid prior to their contractual maturity. All other variables were held constant. For preferred stock equity securities and Consumer Finance Receivables, the Company assumed an adverse and instantaneous increase of 100 basis points in market interest rates from their levels at December 31, 2004 and 2003,

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

Quantitative Information About Market Risk [continued]

respectively. All other variables were held constant. For Certificates of Deposits and Savings Accounts and Notes Payable, the Company assumed an adverse and instantaneous decrease of 100 basis points in market interest rates from their levels at December 31, 2004 and 2003, respectively. All other variables were held constant. The Company measured equity price sensitivity assuming an adverse and instantaneous 10% decrease in the Standard and Poor's Stock Index (the "S&P 500") from its levels at December 31, 2004 and 2003, with all other variables held constant. The Company's investments in common stock equity securities were correlated with the S&P 500 using the portfolio's weighted-average beta of 0.45 and 0.33 at December 31, 2004 and 2003, respectively. The portfolio's weighted-average beta was calculated using each security's beta for the five-year periods ended December 31, 2004 and 2003, respectively, and weighted on the fair value of such securities at December 31, 2004 and 2003, respectively. Beta measures a stock's relative volatility in relation to the rest of the stock market, with the S&P 500 having a beta coefficient of 1.00.

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2004 using these assumptions were:

DOLLARS IN MILLIONS	FAIR VALUE	PRO FORMA INCREASE (DECREASE) INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
ASSETS				
Investments in Fixed Maturities	**$ 4,132.4**	**$ (322.0)**	**$ –**	**$ (322.0)**
Investments in Equity Securities	**1,088.0**	**(4.6)**	**(45.4)**	**(50.0)**
Consumer Finance Receivables	**979.2**	**(13.0)**	**–**	**(13.0)**
LIABILITIES				
Certificates of Deposits	**$ 921.9**	**$ 19.4**	**$ –**	**$ 19.4**
Notes Payable	**516.6**	**17.6**	**–**	**17.6**

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2003 using these assumptions were:

DOLLARS IN MILLIONS	FAIR VALUE	PRO FORMA INCREASE (DECREASE) INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
ASSETS				
Investments in Fixed Maturities	$ 3,634.7	$ (254.7)	$ –	$ (254.7)
Investments in Equity Securities	1,287.6	(5.9)	(39.6)	(45.5)
Consumer Finance Receivables	906.7	(12.0)	–	(12.0)
LIABILITIES				
Certificates of Deposits and Savings Accounts	$ 918.9	$ 18.1	$ –	$ 18.1
Notes Payable	519.4	22.3	–	22.3

The market risk sensitivity analysis assumes that the composition of the Company's interest rate sensitive assets and liabilities, including but not limited to, credit quality, and equity price sensitive assets existing at the beginning of the period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the time to maturity. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, any future correlation, either in the near term or the long term, between the Company's common stock equity securities portfolio and the S&P 500 may differ from the historical correlation as represented by the weighted-average historical beta of the common stock equity securities portfolio. Accordingly, the market risk sensitivity analysis may not be indicative of, is not intended to provide, and does not provide, a precise forecast of the effect of changes of market rates on the Company's income or shareholders' equity. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates or equity prices.

To the extent that any adverse 100 basis point change occurs in increments over a period of time instead of instantaneously, the adverse impact on fair values would be partially mitigated because some of the underlying financial instruments would have matured. For example, proceeds from any maturing assets could be reinvested and any new liabilities would be incurred at the then current interest rates.

Qualitative Information About Market Risk

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument and is inherent to all financial instruments. SEC disclosure rules focus on only one element of market risk—price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index, or price underlying the financial instrument. The Company's primary market risk exposures are to changes in interest rates and certain exposures to changes in equity prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

Qualitative Information About Market Risk [continued]

The Company manages its interest rate exposures with respect to Investments in Fixed Maturities by investing primarily in investment-grade securities of moderate duration. The interest rate risks with respect to the fair value of Consumer Finance Receivables should be partially offset by the impact of interest rate movements on Certificates of Deposits and Savings Accounts which are issued to fund its receivables.

At December 31, 2004 and December 31, 2003, $664.6 million and $854.8 million of the Company's Investments in Equity Securities, which exclude the Company's Investment in Investee, was concentrated in the preferred and common stock of Northrop. Northrop stated in its 2003 Annual Report on Form 10-K that it "provides technologically advanced innovative products, services and solutions in defense and commercial electronics, information technology, systems integration, space technology, mission systems and nuclear and non-nuclear shipbuilding and systems." Additionally, Northrop stated that it "is subject to the usual vagaries of the marketplace, it is also affected by the unique characteristics of the defense industry and by certain elements peculiar to its own business mix." Accordingly, the Company's Investments in Equity Securities is sensitive to the nature of Northrop's industry segments.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk and the accompanying Consolidated Financial Statements (including the notes thereto) may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "project(s)," "plan(s)," "intend(s)," "expect(s)," "might," "may" and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the Company's actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance; actual results could differ materially from those expressed or implied in the forward-looking statements. Among factors that could cause actual results to differ materially are:

- Changes in general economic conditions, including performance of financial markets, interest rates, and unemployment rates and the inflationary impact on claims;
- Heightened competition, including with respect to pricing, entry of new competitors and the development of new products by new and existing competitors;
- The number and severity of insurance claims (including those associated with catastrophe losses) and their impact on the adequacy of loss reserves;
- The inflationary impact of the availability of labor and materials on repair and reconstruction costs;
- Changes in the pricing or availability of reinsurance;
- Changes in the financial condition of reinsurers and amounts recoverable therefrom;
- Changes in industry trends;
- Regulatory approval of insurance rates, policy forms, license applications and similar matters;
- Governmental actions (including new laws or regulations or court decisions interpreting existing laws and regulations or policy provisions) and adverse judgments in litigation to which the Company or its subsidiaries are parties;
- Regulatory, accounting or tax changes that may affect the cost of, or demand for, the Company's products or services;
- Changes in ratings by credit rating agencies and/or A.M. Best Co., Inc.;
- Realization of economies of scale;
- Absolute and relative performance of the Company's products or services;
- Ability to maintain uninterrupted operation of facilities and business operations; and
- Other risks and uncertainties described from time to time in the Company's filings with the SEC.

No assurances can be given that the results contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. The Company assumes no obligation to publicly correct or update any forward-looking statements as a result of events or developments subsequent to the date of this Annual Report. The reader is advised, however, to consult any further disclosures the Company makes on related subjects in filings made with the SEC.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITRIN, INC.

We have audited the accompanying consolidated balance sheets of Unitrin, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. We also have audited management's assessment, included in the accompanying Management Report on Internal Control, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2003.



Chicago, Illinois
February 2, 2005

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	DECEMBER 31, 2004	2003
ASSETS		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: 2004–$3,994.0; 2003–$3,531.6)	**$ 4,132.4**	$ 3,634.7
Northrop Grumman Preferred Stock at Fair Value (Cost: 2004–$177.5; 2003–$177.5)	**234.3**	220.9
Northrop Grumman Common Stock at Fair Value (Cost: 2004–$341.5; 2003–$572.2)	**430.3**	633.9
Other Equity Securities at Fair Value (Cost: 2004–$323.7; 2003–$342.7)	**423.4**	432.8
Investee (UNOVA) at Cost Plus Cumulative Undistributed Earnings (Fair Value: 2004–$320.1; 2003–$290.5)	**71.9**	64.7
Short-term Investments at Cost which Approximates Fair Value	**356.7**	495.5
Other	**358.5**	300.4
Total Investments	**6,007.5**	5,782.9
Cash	**82.1**	65.7
Consumer Finance Receivables at Cost (Fair Value: 2004–$979.2; 2003–$906.7)	**971.5**	904.8
Other Receivables	**819.0**	899.4
Deferred Policy Acquisition Costs	**422.0**	400.2
Goodwill	**344.7**	344.7
Other Assets	**143.5**	139.1
Total Assets	**$ 8,790.3**	$ 8,536.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Insurance Reserves:		
Life and Health	**$ 2,333.3**	$ 2,265.1
Property and Casualty	**1,510.7**	1,426.3
Total Insurance Reserves	**3,844.0**	3,691.4
Certificates of Deposits and Savings Accounts at Cost (Fair Value: 2004–$921.9; 2003–$918.9)	**922.4**	915.2
Unearned Premiums	**807.6**	794.7
Accrued and Deferred Income Taxes	**250.7**	382.0
Notes Payable at Amortized Cost (Fair Value: 2004–$516.6; 2003–$519.4)	**502.8**	495.7
Accrued Expenses and Other Liabilities	**424.1**	438.9
Total Liabilities	**6,751.6**	6,717.9
Shareholders' Equity:		
Common Stock, $0.10 Par Value Per Share, 100 Million Shares authorized, 68,828,658 and 67,778,023 Shares Issued and Outstanding at December 31, 2004 and 2003	**6.9**	6.8
Paid-in Capital	**621.4**	537.8
Retained Earnings	**1,160.8**	1,079.8
Accumulated Other Comprehensive Income	**249.6**	194.5
Total Shareholders' Equity	**2,038.7**	1,818.9
Total Liabilities and Shareholders' Equity	**$ 8,790.3**	$ 8,536.8

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	FOR THE YEARS ENDED DECEMBER 31, 2004	2003	2002
REVENUES			
Earned Premiums	**$ 2,485.2**	$ 2,457.2	$ 1,878.0
Consumer Finance Revenues	**202.8**	195.7	171.8
Net Investment Income	**261.2**	231.9	221.9
Other Income	**13.1**	25.1	39.8
Net Realized Investment Gains (Losses)	**78.5**	33.9	(13.3)
Total Revenues	**3,040.8**	2,943.8	2,298.2
EXPENSES			
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	**1,668.2**	1,740.9	1,432.3
Insurance Expenses	**824.0**	844.1	730.7
Consumer Finance Expenses	**155.7**	154.6	132.9
Interest and Other Expenses	**57.4**	45.3	26.9
Total Expenses	**2,705.3**	2,784.9	2,322.8
Income (Loss) before Income Taxes and Equity in Net Income (Loss) of Investee	**335.5**	158.9	(24.6)
Income Tax Expense (Benefit)	**98.9**	34.1	(18.3)
Income (Loss) before Equity in Net Income (Loss) of Investee	**236.6**	124.8	(6.3)
Equity in Net Income (Loss) of Investee	**3.6**	(1.2)	(1.9)
NET INCOME (LOSS)	**$ 240.2**	$ 123.6	$ (8.2)
NET INCOME (LOSS) PER SHARE	**$ 3.51**	$ 1.83	$ (0.12)
NET INCOME (LOSS) PER SHARE ASSUMING DILUTION	**$ 3.48**	$ 1.82	$ (0.12)

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

DOLLARS IN MILLIONS	FOR THE YEARS ENDED DECEMBER 31, 2004	2003	2002
OPERATING ACTIVITIES			
Net Income (Loss)	$ **240.2**	$ 123.6	$ (8.2)
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:			
Policy Acquisition Costs Deferred	**(343.6)**	(351.0)	(289.7)
Amortization of Deferred Policy Acquisition Costs	**323.6**	335.0	237.3
Equity in Net (Income) Loss of Investee before Taxes	**(5.5)**	1.9	3.0
Amortization of Investments	**12.6**	11.4	8.3
Provision for Loan Losses	**45.8**	54.4	39.1
(Increase) Decrease in Other Receivables	**80.5**	56.4	(185.0)
Increase in Insurance Reserves and Unearned Premiums	**160.8**	269.4	583.5
Increase (Decrease) in Accrued and Deferred Income Taxes	**(153.4)**	34.8	(34.4)
Increase (Decrease) in Accrued Expenses and Other Liabilities	**(20.4)**	44.0	6.5
Net Realized Investment (Gains) Losses	**(78.5)**	(33.9)	13.3
Other, Net	**36.1**	39.6	22.2
Net Cash Provided by Operating Activities	**298.2**	585.6	395.9
INVESTING ACTIVITIES			
Sales and Maturities of Fixed Maturities	**884.4**	1,346.4	1,345.6
Purchases of Fixed Maturities	**(1,354.2)**	(1,987.3)	(1,349.8)
Sales of Northrop Common Stock	**273.9**	96.5	–
Sales of Other Equity Securities	**138.3**	95.7	15.8
Purchases of Other Equity Securities	**(87.0)**	(36.4)	(114.5)
Repayments of Consumer Finance Receivables	**525.5**	466.0	426.6
Acquisitions of Consumer Finance Receivables	**(639.1)**	(594.5)	(572.7)
Change in Short-term Investments	**138.5**	61.3	8.5
Acquisitions and Improvements of Investment Real Estate	**(29.8)**	(20.9)	(14.0)
Sales of Investment Real Estate	**10.8**	–	13.9
Change in Other Investments	**(31.0)**	(20.0)	(20.5)
Acquisition of Businesses, Net of Cash Acquired	**(17.1)**	(8.0)	(73.9)
Other, Net	**(21.6)**	(7.5)	(24.1)
Net Cash Used by Investing Activities	**(208.4)**	(608.7)	(359.1)
FINANCING ACTIVITIES			
Certificates of Deposits and Savings Account Deposits	**216.4**	267.6	326.3
Certificates of Deposits and Savings Account Withdrawals	**(209.2)**	(210.1)	(216.1)
Universal Life and Annuity Receipts from Policyholders	**7.9**	7.9	8.5
Universal Life and Annuity Payments to Policyholders	**(3.3)**	(3.1)	(2.6)
Change in Liability for Funds Held for Securities on Loan	**–**	–	(172.5)
Notes Payable Proceeds	**–**	398.0	934.8
Notes Payable Payments	**(0.1)**	(280.0)	(812.8)
Cash Dividends Paid	**(113.5)**	(112.2)	(112.4)
Common Stock Repurchases	**–**	(1.4)	(9.4)
Exercise of Stock Options	**28.4**	5.2	8.4
Net Cash Provided (Used) by Financing Activities	**(73.4)**	71.9	(47.8)
Increase (Decrease) in Cash	**16.4**	48.8	(11.0)
Cash, Beginning of Year	**65.7**	16.9	27.9
Cash, End of Year	$ **82.1**	$ 65.7	$ 16.9

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNT	NUMBER OF SHARES	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 2001	67.5	$ 6.7	$ 488.8	$ 1,231.0	$ 190.3	$ 1,916.8
Net Loss	–	–	–	(8.2)	–	(8.2)
Other Comprehensive Income (note 13)	–	–	–	–	6.0	6.0
Total Comprehensive Loss						(2.2)
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	(112.4)	–	(112.4)
Repurchases of Common Stock	(0.3)	–	(2.2)	(7.2)	–	(9.4)
Exercise of Stock Options,						
Net of Shares Exchanged (note 11)	0.4	0.1	26.3	(16.8)	–	9.6
BALANCE, DECEMBER 31, 2002	67.6	$ 6.8	$ 512.9	$ 1,086.4	$ 196.3	$ 1,802.4
Net Income	–	–	–	123.6	–	123.6
Other Comprehensive Loss (note 13)	–	–	–	–	(1.8)	(1.8)
Total Comprehensive Income						121.8
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	(112.2)	–	(112.2)
Repurchases of Common Stock	(0.1)	–	(0.5)	(0.9)	–	(1.4)
Stock-based Compensation Cost (notes 1, 2 and 11)	–	–	2.8	–	–	2.8
Exercise of Stock Options,						
Net of Shares Exchanged (note 11)	0.3	–	22.6	(17.1)	–	5.5
BALANCE, DECEMBER 31, 2003	67.8	$ 6.8	$ 537.8	$ 1,079.8	$ 194.5	$ 1,818.9
Net Income	–	–	–	**240.2**	–	**240.2**
Other Comprehensive Income (note 13)	–	–	–	–	**55.1**	**55.1**
Total Comprehensive Income						**295.3**
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	**(113.5)**	–	**(113.5)**
Stock-based Compensation Cost (notes 1, 2 and 11)	–	–	**8.5**	–	–	**8.5**
Exercise of Stock Options,						
Net of Shares Exchanged (note 11)	**1.0**	**0.1**	**76.8**	**(45.7)**	–	**31.2**
Other	–	–	**(1.7)**	–	–	**(1.7)**
BALANCE, DECEMBER 31, 2004	**68.8**	**$ 6.9**	**$ 621.4**	**$ 1,160.8**	**$ 249.6**	**$ 2,038.7**

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES

The Consolidated Financial Statements included herein have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"), which differ from statutory insurance accounting practices, and include the accounts of Unitrin, Inc. and its subsidiaries ("Unitrin" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, and as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, prospectively to all awards granted, modified or settled on or after January 1, 2003.

The effects on Net Income (Loss), Net Income (Loss) Per Share and Net Income (Loss) Per Share Assuming Dilution for the years ended December 31, 2004, 2003 and 2002 if the fair value based method had been applied to all awards since the effective date of SFAS No. 123 were:

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002
Net Income (Loss) as Reported	**$ 240.2**	$ 123.6	$ (8.2)
Add: Stock-Based Employee Compensation Expense Included in Reported Net Income, Net of Related Tax Effects	**5.5**	1.8	0.2
Deduct: Total Stock-Based Employee Compensation Expense Determined under Fair Value Based Method for All Awards, Net of Related Tax Effects	**(6.5)**	(4.2)	(6.2)
Pro Forma Net Income (Loss)	**$ 239.2**	$ 121.2	$ (14.2)
Net Income (Loss) Per Share:			
Basic—As Reported	**$ 3.51**	$ 1.83	$ (0.12)
Basic—Pro Forma	**$ 3.50**	$ 1.79	$ (0.21)
Diluted—As Reported	**$ 3.48**	$ 1.82	$ (0.12)
Diluted—Pro Forma	**$ 3.47**	$ 1.79	$ (0.21)

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates and assumptions.

The fair values of Investments in Fixed Maturities, Investments in Equity Securities and Senior Notes Payable are estimated using quoted market prices where available. For securities not actively traded, fair values were estimated using values obtained from independent pricing services or broker dealers. The fair values of the Company's Investment in Investee and Investments in Northrop Grumman Corporation ("Northrop") Preferred Stock and Northrop Common Stock are based upon quoted market prices. The fair value of Consumer Finance Receivables is estimated by discounting the future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair values of Certificates of Deposits and Savings Accounts have been estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value for Cash, Short-term Investments and certain other assets and other liabilities because of their short-term nature.

The actual value at which such financial instruments could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over a period of years. Accordingly, the Company's actual ultimate net charge-off could materially differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, the timing of charge-offs and recoveries, the value of collateral and changes in the overall credit quality of the loan portfolio.

The process of estimating and establishing reserves for losses and loss adjustment expenses for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental matters, mold, construction defect and other emerging and/or long-tailed exposures, which may not be discovered or reported until years after the insurance policy period has ended. Management considers a variety of factors, including, but not limited to, past claims experience, current claim trends and relevant legal, economic and social conditions, in estimating

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES [CONTINUED]

reserves. A change in any one or more factors is likely to result in the ultimate net claim cost to differ from the estimated reserve. Such changes in estimates may be material.

The process of determining whether or not an asset is impaired or recoverable relies on projections of future cash flows, operating results, and market conditions. Projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. As a result, the Company's assessment of the impairment of long-lived assets or the recoverability of assets such as Goodwill and Deferred Policy Acquisition Costs is susceptible to the risk inherent in making such projections.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Investments Other Than Investee

Investments in Fixed Maturities include bonds, notes and redemptive preferred stocks at fair value and are classified as available for sale. Investments in Equity Securities include common and non-redemptive preferred stocks at fair value and are classified as available for sale. Unrealized appreciation or depreciation, net of applicable deferred income taxes, on Fixed Maturities and Equity Securities is included in Shareholders' Equity. Short-term Investments include fixed maturities which mature within one year from the date of purchase, money market mutual funds and repurchase agreements at cost, which approximates fair value. Other Investments primarily include loans to policyholders, real estate, investments in certain limited liability investment companies accounted for under the equity method of accounting, and mortgage loans and are generally carried at cost, or in the case of certain investments in limited liability investment companies, at cost plus cumulative undistributed earnings, or unpaid principal balance. Gains and losses on sales of investments and losses arising from other than temporary declines in fair value are computed on the specific identification method and are recorded in the Consolidated Statement of Income in the period in which either the sale occurred or the decline was determined to be other than temporary.

Investment in Investee

Investment in Investee is accounted for under the equity method of accounting in the accompanying financial statements. The Company's voting percentage and share of earnings or losses of an investee is determined using the most recent and sufficiently timely publicly-available audited financial statements, subsequent unaudited interim reports and other publicly-available information which generally results in a three-month-delay basis.

The Company recognizes into income its equity share of changes in an investee's reported net assets resulting from an investee's issuance of stock that is not part of a broader corporate reorganization.

Other Than Temporary Declines in Fair Value

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

1) The Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;
2) The duration and extent to which the fair value has been less than cost; and
3) The financial condition and prospects of the issuer.

Consumer Finance Receivables

Consumer Finance Receivables consists primarily of loans, which are secured by automobiles, to residents of California and other western and midwestern states. Consumer Finance Receivables is stated net of unearned discount, loan fees and reserve for loan losses. Unearned discount arises when the loan amount includes unearned precomputed interest. The Reserve for Loan Losses is maintained at a level which considers such factors as actual and expected loan loss experience and economic conditions to provide for estimated loan losses.

Deferred Policy Acquisition Costs

Costs directly associated with the acquisition of new business, principally commissions and certain premium taxes and policy issuance costs, are deferred. Costs deferred on property and casualty insurance products and health insurance products are amortized over the term of the related policies. Costs deferred on traditional life insurance products are primarily amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the annual premiums to the total premiums anticipated, which is estimated using the same assumptions used in calculating policy reserves.

The Company accounts for the present value of the future profits embedded in insurance in force acquired ("VIF") based upon actuarial estimates of the present value of estimated net cash flows. VIF is classified as Deferred Policy Acquisition Costs in these financial statements. VIF is amortized using the effective interest method using interest rates consistent with the rates in the underlying insurance contracts. The Company estimates that it will record VIF amortization, net of interest, of $4.1 million, $3.7 million, $3.3 million, $3.0 million and $2.7 million in each of the next five years.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Goodwill

The Company accounts for Goodwill pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangibles.* Accordingly, Goodwill is not amortized, but rather is tested annually for recoverability. The Company tests Goodwill in the first quarter of its fiscal year. During the first quarters of 2004, 2003 and 2002, the Company tested Goodwill for recoverability and determined that Goodwill was recoverable.

Insurance Reserves

Reserves for losses and loss adjustment expenses ("LAE") on property and casualty coverage represent the estimated claim cost and loss adjustment expense necessary to cover the ultimate net cost of investigating and settling all losses incurred and unpaid. Such estimates are based on individual case estimates for reported claims and estimates for incurred but not reported losses. These estimates are adjusted in the aggregate for ultimate loss expectations based on historical experience patterns and current economic trends, with any change in the probable ultimate liabilities being recorded in the Consolidated Statement of Income in the period of change. Such changes in estimates may be material.

For traditional life insurance products, the reserves for future policy benefits are estimated on the net level premium method based on rates for expected mortality, lapse rates and interest rates, including provisions for adverse mortality. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions reflect the Company's historical experience and industry standards. Interest rate assumptions principally range from 3.0 percent to 7.0 percent. Lapse rate assumptions are based on actual and industry experience. Benefit reserves for universal life-type products represent policy account balances before applicable surrender charges.

Recognition of Earned Premiums and Related Expenses

Property and casualty insurance and health insurance premiums are recognized and earned ratably over the periods to which the premiums relate. Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses include provisions for future policy benefits under life insurance contracts and provisions for reported claims, estimates for claims incurred but not reported and loss adjustment expenses.

Traditional life insurance premiums are recognized as revenue when due. Policyholders' benefits are associated with related premiums to result in recognition of profits over the periods that the benefits are provided.

Premium revenues for universal life-type products consist of charges for the cost of insurance, policy administration and policy surrenders that have been assessed against policy account balances during the period. Benefit payments in excess of policy account balances are expensed.

Reinsurance

In the normal course of business, the Company's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. Amounts recoverable from reinsurers for benefits and losses for which the Company's insurance subsidiaries have not been relieved of their legal obligations to the policyholder are included in Other Receivables.

Gains related to long-duration reinsurance contracts are deferred and amortized over the life of the underlying reinsured policies. Losses related to long-duration reinsurance contracts are recognized immediately. Any gain or loss associated with reinsurance agreements for which the Company's insurance subsidiaries have been legally relieved of their obligations to the policyholder is recognized in the period of relief.

Consumer Finance Revenues and Expenses

Consumer Finance Revenues include interest on Consumer Finance Receivables and Net Investment Income on Investments in Fixed Maturities made by the Company's Consumer Finance operations. Interest income on Consumer Finance Receivables is recorded as interest is earned, using the effective yield method. Net Investment Income included in Consumer Finance Revenues was $4.3 million, $5.6 million and $7.2 million in 2004, 2003 and 2002, respectively.

Consumer Finance Expenses include Interest Expense on Certificates of Deposits and Savings Accounts, Provisions for Loan Losses and General and Administrative Expenses. Interest Expense on Certificates of Deposits and Savings Accounts is recorded using the effective yield method.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

Stock-based Compensation

At December 31, 2004, the Company had four stock-based compensation plans, which are more fully described in Note 11 to the Consolidated Financial Statements—Stock Option Plans. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, prospectively to all awards granted, modified or settled on or after January 1, 2003. For awards granted, modified or settled prior to January 1, 2003, the Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Accounting Changes

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP FAS 106-2 provides guidance on accounting for the effects of the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Modernization Act"), to employers that sponsor postretirement health care plans which provide prescription drug benefits and supersedes FSP FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP FAS 106-2 is effective for the first interim or annual period beginning after June 15, 2004. The Company adopted FSP FAS 106-2 effective July 1, 2004 and determined that prescription benefits under its postretirement health plan were actuarially equivalent to the proposed Medicare Part D plan and, therefore, the Company's postretirement health plan qualifies for the employer subsidy under the Modernization Act. The Company determined that the effect of the enactment of the Modernization Act was not a significant event pursuant to paragraph 73 of SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* Accordingly, the effects of the Modernization Act are incorporated in the next measurement date, December 31, 2004 in the case of the Company, of the plan assets and obligations as otherwise required by SFAS No. 106, following the effective date of FSP FAS 106-2. The adoption of FSP FAS 106-2 resulted in a reduction of the Company's Accumulated Benefit Obligation for its Postretirement Health Plan and a related actuarial gain of $6.3 million at December 31, 2004, which will be amortized pursuant to the provisions of SFAS No. 106. The Company estimates that annual postretirement health plan expense will decrease by $1.0 million before-tax as a result of the adoption of FSP FAS 106-2.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. Early application of SFAS No. 123(R) is encouraged, but not required.

The Company has not yet determined the date or method of adoption. If the Company were to adopt SFAS No. 123(R) on July 1, 2005 using the modified prospective method, the Company estimates that total stock-based compensation expense, net of related tax effects, will increase by $0.1 million for the year ending December 31, 2005. If the Company elects to adopt SFAS No. 123(R) using the modified retrospective method, it is permitted to either retroactively restate only the 2005 interim periods or restate all prior periods. If the Company elects to restate prior periods using the modified retrospective method, Net Income for the years ended December 31, 2004 and 2003 would be restated and would decrease by $1.0 million and $2.4 million, respectively, and Net Loss for the year ended December 31, 2002 would increase by $6.0 million.

On January 1, 2003, the Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The initial application of SFAS No. 143 did not have an impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. ("FIN") 46, *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The initial adoption of FIN 46 did not have an impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. On July 1, 2002, the Company adopted the provisions of SFAS No. 146 prospectively. The initial adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions.* SFAS No. 147 provides guidance on the accounting

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Accounting Changes [continued]

for the acquisition of a financial institution, and applies to all acquisitions of financial institutions except those between two or more mutual enterprises and is effective October 1, 2002. Pursuant to the provisions of SFAS No. 147, the specialized accounting guidance specified in paragraph 5 of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, does not apply after September 30, 2002. The initial adoption of SFAS No. 147 did not have an impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements of Financial Accounting Standards Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34)*. FIN 45 clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The initial adoption of FIN 45 did not have an impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation* to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 as amended by SFAS No. 148 prospectively to all awards granted, modified or settled on or after January 1, 2003. For the year ended December 31, 2003, the Company recognized compensation expense of $2.8 million before-tax due to the adoption of SFAS No. 123, as amended by SFAS No. 148.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The initial adoption of SFAS No. 143 did not have an impact on the Company's consolidated financial statements.

NOTE 3. ACQUISITIONS OF BUSINESSES

On June 28, 2002, the Company acquired the personal lines property and casualty insurance business of the Kemper Insurance Companies ("KIC") in a cash transaction. Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by Kemper Auto and Home ("KAH") prior to the closing, while Trinity Universal Insurance Company ("Trinity"), a subsidiary of Unitrin, is entitled to premiums written for substantially all policies issued or renewed by the Kemper Auto and Home segment after the closing and is liable for losses and expenses incurred thereon. The purchase price was $42.3 million (the "Determinable Purchase Price Component"), plus 1% of premiums written over a three-year period beginning January 1, 2003 (the "Variable Purchase Price Component"). Due to the nature of the Variable Purchase Price Component, at the acquisition date the Company could not reasonably determine the contingent consideration that would be paid. Pursuant to the provisions of SFAS No. 141, *Business Combinations*, the Variable Purchase Price Component was not recorded as a cost of the acquisition until such determination was reasonably made. As further consideration under the agreements, KIC was eligible for performance bonuses if the business met certain loss ratio criteria over the same three years. Such performance bonuses were subject to expense as incurred under the provisions of SFAS No. 141.

In connection with the acquisition, the Company also acquired the stock of KIC's direct distribution personal lines subsidiaries ("Kemper Direct"), which sold personal automobile insurance to consumers over the Internet. Pursuant to the provisions of the stock acquisition agreement between the Company and KIC, KIC agreed to indemnify the Company for 90% of any adverse loss and loss adjustment expense reserve development for policy losses incurred by Kemper Direct prior to the acquisition date, while KIC was entitled to 90% of any favorable development on such policy losses.

On August 20, 2004, the Company and KIC agreed to settle and extinguish certain liabilities and obligations arising under the acquisition including, but not limited to, the Variable Purchase Price Component and the performance bonus (the "KIC Settlement"). On August 31, 2004, the Company paid to KIC $13.0 million to settle the Variable Purchase Price Component covering the period of July 1, 2004 to December 31, 2005, $18.4 million to settle the performance bonus for all years in the three-year period ending December 31, 2005, and $5.0 million for premium taxes and certain other accrued costs. At the same time, KIC paid to the Company $3.6 million to settle its obligation to reimburse the Company for the cost of administering certain business of KIC which was excluded from the acquisition and $0.9 million to settle KIC's obligation under the loss indemnification described above.

During the third quarter of 2004, the Company recorded a consolidated charge of $14.9 million before-tax in connection with the KIC Settlement due primarily to the performance bonus, partially offset by certain service fee adjustments. The Variable Purchase Price Component paid in connection with the KIC Settlement was capitalized and is recorded in Other Assets. The performance bonus paid in connection with the KIC Settlement

NOTE 3. ACQUISITIONS OF BUSINESSES [CONTINUED]

was recorded in expense for the year ended December 31, 2004. For management reporting purposes, the Company has not allocated such expense to the Kemper Auto and Home segment, and, accordingly, such expense is included in Other Expense, Net in Note 18 to the Consolidated Financial Statements—Business Segments. The net impact of the KIC Settlement included in the Kemper Auto and Home segment for year ended December 31, 2004 was income of $3.5 million before-tax. Prior to the KIC Settlement, the Company had paid to KIC and capitalized $11.9 million for the Variable Purchase Price Component covering the period January 1, 2003 through June 30, 2004. Also, the loss ratio criteria had not been met and, accordingly, a performance bonus had not been recorded in the Company's Consolidated Financial Statements.

At the acquisition date, Unitrin's property and casualty insurance subsidiaries were not licensed in all the states where the KAH business is written nor were certain computer and data processing modifications completed to allow for the migration of the KAH business to the Company's property and casualty insurance subsidiaries. Accordingly, to facilitate the transition of such business to Unitrin's property and casualty insurance subsidiaries, KIC and Trinity entered into a quota share reinsurance agreement whereby Trinity reinsured, on a 100% indemnity basis, substantially all of the KAH business written or renewed by KIC after the acquisition date. KIC's financial condition deteriorated rapidly after the acquisition and, accordingly, Unitrin accelerated its transition of the business directly to its property and casualty insurance subsidiaries. In addition, on January 8, 2003, the reinsurance agreement was amended to provide, in the event of KIC's insolvency, for Trinity to make claim payments directly to insureds and insured claimants under the reinsured policies. On June 6, 2003, the reinsurance agreement was further amended and restated to allow certain of Trinity's affiliated insurance companies to elect to assume on an assumption reinsurance basis (an "assumption") some or all of the business in the event that it appears receivership proceedings for KIC are imminent or if KIC is in fact placed into receivership.

Unitrin's property and casualty insurance subsidiaries have obtained all necessary licenses and have completed all necessary computer and data processing modifications. The transition of the business directly to Unitrin's property and casualty insurance companies is complete.

On December 31, 2002, Unitrin completed the acquisition of two insurance companies, General Security Insurance Company and General Security Property and Casualty Company (the "SCOR Companies"), from SCOR Reinsurance Company in a cash transaction for a total purchase price of approximately $31.8 million. The results of the SCOR Companies are included in Unitrin's results from the date of the acquisition. The seller is responsible for liabilities of the SCOR Companies incurred prior to the acquisition. Accordingly, in connection with the sale the seller entered into a reinsurance agreement with the SCOR Companies whereby the seller reinsured all of the business written by the seller using the SCOR Companies. At December 31, 2002, the Company completed a preliminary allocation of the purchase price to the net assets acquired and allocated the entire cost in excess of the fair value of the tangible assets acquired to the fair value of the state insurance licenses acquired. During the first quarter of 2003, the Company received a final closing balance sheet and determined the extent to which the SCOR Companies were relieved of their legal obligations to policyholders under the reinsurance agreement. The allocation of the purchase price to the net assets acquired was adjusted to reflect such obligations to policyholders as liabilities of the SCOR Companies, with an offsetting and corresponding receivable from the seller reflected in Other Receivables, and to reflect other changes in the purchase price resulting from changes in other assets and liabilities as reflected in the final closing balance sheet. During 2003, the Company finalized certain tax elections and allocations related to the acquisition. Accordingly, the preliminary purchase price allocation was also adjusted during 2003 to account for such tax elections and allocations.

NOTE 4. INVESTMENTS OTHER THAN INVESTEE

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2004 were:

DOLLARS IN MILLIONS	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,392.7	$ 15.0	$ (18.2)	$ 1,389.5
States, Municipalities and Political Subdivisions	1,311.0	55.3	(2.2)	1,364.1
Corporate Securities:				
Bonds and Notes	1,281.7	89.7	(1.3)	1,370.1
Redemptive Preferred Stocks	8.6	0.1	–	8.7
Investments in Fixed Maturities	$ 3,994.0	$ 160.1	$ (21.7)	$ 4,132.4

NOTE 4. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2003 were:

DOLLARS IN MILLIONS	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,653.5	$ 20.5	$ (30.4)	$ 1,643.6
States, Municipalities and Political Subdivisions	933.0	37.2	(2.5)	967.7
Corporate Securities:				
Bonds and Notes	924.6	79.4	(1.5)	1,002.5
Redemptive Preferred Stocks	20.5	0.4	–	20.9
Investments in Fixed Maturities	$ 3,531.6	$ 137.5	$ (34.4)	$ 3,634.7

The expected maturities of the Company's Investments in Fixed Maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2004 by contractual maturity were:

DOLLARS IN MILLIONS	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ **165.7**	$ **167.2**
Due after One Year to Five Years	**541.2**	**551.9**
Due after Five Years to Fifteen Years	**694.2**	**730.0**
Due after Fifteen Years	**2,484.9**	**2,572.7**
Asset-Backed Securities Not Due at a Single Maturity Date	**108.0**	**110.6**
Investments in Fixed Maturities	$ **3,994.0**	$ **4,132.4**

At December 31, 2004, gross unrealized gains and gross unrealized losses on the Company's Investments in Northrop Preferred Stock, Northrop Common Stock and Other Equity Securities were:

DOLLARS IN MILLIONS	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Northrop Preferred Stock	$ **177.5**	$ **56.8**	$ **–**	$ **234.3**
Northrop Common Stock	$ **341.5**	$ **88.8**	$ **–**	$ **430.3**
Other Equity Securities:				
Preferred Stocks	$ **81.6**	$ **10.4**	$ **(0.5)**	$ **91.5**
Common Stocks	**242.1**	**94.5**	**(4.7)**	**331.9**
Total Other Equity Securities	$ **323.7**	$ **104.9**	$ **(5.2)**	$ **423.4**

At December 31, 2003, gross unrealized gains and gross unrealized losses on the Company's Investments in Northrop Preferred Stock, Northrop Common Stock and Other Equity Securities were:

DOLLARS IN MILLIONS	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Northrop Preferred Stock	$ 177.5	$ 43.4	$ –	$ 220.9
Northrop Common Stock	$ 572.2	$ 61.7	$ –	$ 633.9
Other Equity Securities:				
Preferred Stocks	$ 83.0	$ 6.0	$ (0.3)	$ 88.7
Common Stocks	259.7	87.4	(3.0)	344.1
Total Other Equity Securities	$ 342.7	$ 93.4	$ (3.3)	$ 432.8

NOTE 4. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

An aging of unrealized losses on the Company's investments in fixed maturities and other equity securities at December 31, 2004 is presented below:

DOLLARS IN MILLIONS	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	**$ 630.8**	**$ (6.3)**	**$ 371.2**	**$ (11.9)**	**$ 1,002.0**	**$ (18.2)**
States, Municipalities and Political Subdivisions	**87.0**	**(1.0)**	**46.1**	**(1.2)**	**133.1**	**(2.2)**
Corporate Securities	**91.8**	**(0.8)**	**26.5**	**(0.5)**	**118.3**	**(1.3)**
Total Fixed Maturities	**809.6**	**(8.1)**	**443.8**	**(13.6)**	**1,253.4**	**(21.7)**
Other Equity Securities:						
Preferred Stocks	**14.9**	**(0.5)**	**–**	**–**	**14.9**	**(0.5)**
Common Stocks	**44.5**	**(4.6)**	**2.4**	**(0.1)**	**46.9**	**(4.7)**
Total Other Equity Securities	**59.4**	**(5.1)**	**2.4**	**(0.1)**	**61.8**	**(5.2)**
Total	**$ 869.0**	**$ (13.2)**	**$ 446.2**	**$ (13.7)**	**$ 1,315.2**	**$ (26.9)**

An aging of unrealized losses on the Company's investments in fixed maturities and other equity securities at December 31, 2003 is presented below:

DOLLARS IN MILLIONS	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 709.0	$ (30.3)	$ 2.0	$ (0.1)	$ 711.0	$ (30.4)
States, Municipalities and Political Subdivisions	89.0	(2.5)	1.6	–	90.6	(2.5)
Corporate Securities	40.6	(1.2)	8.3	(0.3)	48.9	(1.5)
Total Fixed Maturities	838.6	(34.0)	11.9	(0.4)	850.5	(34.4)
Other Equity Securities:						
Preferred Stock	7.6	(0.2)	4.1	(0.1)	11.7	(0.3)
Common Stock	12.4	(1.1)	31.5	(1.9)	43.9	(3.0)
Total Other Equity Securities	20.0	(1.3)	35.6	(2.0)	55.6	(3.3)
Total	$ 858.6	$ (35.3)	$ 47.5	$ (2.4)	$ 906.1	$ (37.7)

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Based on an evaluation of the prospects of the issuers, including, but not limited to, the Company's intentions to sell or ability to hold the investments; the length of time and magnitude of the unrealized loss; and the credit ratings of the issuers of the investments in the above fixed maturities, the Company has concluded that the declines in the fair values of the Company's investments in fixed maturities at December 31, 2004 are temporary.

For substantially all equity securities with an unrealized loss that has continued for more than 12 months, such unrealized loss was less than 10% of the Company's carrying value of each equity security. The Company considers various factors when considering if a decline in the fair value of an equity security is other than temporary including, but not limited to:

a) the length of time and magnitude of the unrealized loss;
b) the volatility of the investment;
c) analyst recommendations and price targets;
d) opinions of the Company's external investment managers;
e) market liquidity; and
f) the Company's intentions to sell or ability to hold the investments.

Based on an evaluation of these factors, the Company has concluded that the declines in the fair values of the Company's investments in equity securities at December 31, 2004 are temporary.

NOTE 4. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

Some of the Company's subsidiaries are parties to securities lending agreements whereby unrelated parties, primarily large brokerage firms, borrow securities from the subsidiaries' accounts. Borrowers of these securities must deposit cash collateral with the subsidiaries equal to 102% of the fair value of the securities loaned. The subsidiaries continue to receive the interest on loaned securities as beneficial owners, and accordingly, the loaned securities continue to be reported in Fixed Maturities when on loan. The amount of collateral received is invested in short-term securities, and is reported in the financial statements as Short-term Investments with a corresponding Liability for Funds Held for Securities on Loan included in Accrued Expenses and Other Liabilities during the period of the loan. No securities were on loan at December 31, 2004 and 2003.

NOTE 5. INVESTMENT IN INVESTEE

The Company's investment in the common stock of UNOVA, Inc. ("UNOVA") is accounted for under the equity method of accounting and reported as Investment in Investee in the Company's Consolidated Balance Sheets. The carrying value, fair value and approximate voting percentage, based on the most recent publicly-available data, for the Company's Investment in Investee at December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	2004	2003
Carrying Value	$ 71.9	$ 64.7
Fair Value	$ 320.1	$ 290.5
Approximate Voting Percentage	20.8%	21.3%

The Company's equity in the reported net assets of UNOVA exceeded its carrying value of its investment in UNOVA by approximately $24.2 million at December 31, 2004, due primarily to an adjustment recorded prior to the periods presented to reduce the carrying value of the Company's investment to its then estimated realizable value as discussed below.

Equity in Net Income (Loss) of Investee was income of $3.6 million, a loss of $1.2 million and a loss of $1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Prior to the periods presented in the Consolidated Financial Statements, the Company determined that a decline in the fair value of its investment in UNOVA was other than temporary under applicable accounting standards. Accordingly, the Company reduced the carrying value of its investment in UNOVA to its then current estimated realizable value and allocated the reduction to the Company's proportionate share of UNOVA's non-current assets. Accordingly, the Company's reported equity in the net income of UNOVA differs from the Company's proportionate share of UNOVA's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets. The fair value of the Company's investment in UNOVA subsequently recovered such that the fair value exceeded the carrying value of the Company's investment in UNOVA by $248.2 million and $225.8 million at December 31, 2004 and 2003, respectively. In accordance with applicable accounting standards, such excess is not recorded in the Consolidated Financial Statements.

Three of Unitrin's subsidiaries participated in a financing agreement whereby the subsidiaries and other unrelated parties became participants in a $75 million three-year term loan agreement with UNOVA. Under the agreement, the subsidiaries initially, in July 2001, provided $31.5 million in funding to UNOVA. During 2003, UNOVA paid the remaining unpaid principal balance of $6.8 million to Unitrin's subsidiaries. During 2002, UNOVA paid $23.9 million to Unitrin's subsidiaries.

Two of Unitrin's subsidiaries own a portion of UNOVA's outstanding publicly-traded notes maturing in March 2005 with a total par value of $5.0 million. Unitrin's subsidiaries' investments in UNOVA's publicly-traded notes are included in Investments in Fixed Maturities at December 31, 2004 and 2003.

NOTE 6. CONSUMER FINANCE RECEIVABLES AND CERTIFICATES OF DEPOSITS

Consumer Finance Receivables consists primarily of loans, which are secured by automobiles, to residents of California and other western and midwestern states. Consumer Finance Receivables is stated net of unearned discount, loan fees and reserve for loan losses.

The components of Consumer Finance Receivables at December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	2004	2003
Sales Contracts and Loans Receivables	$ 1,074.6	$ 1,016.0
Unearned Discounts and Deferred Fees	(46.5)	(59.4)
Reserve for Loan Losses	(56.6)	(51.8)
Consumer Finance Receivables	$ 971.5	$ 904.8

NOTE 6. CONSUMER FINANCE RECEIVABLES AND CERTIFICATES OF DEPOSITS [CONTINUED]

An aging of Consumer Finance Receivables at December 31, 2004 and 2003 is presented below:

DOLLARS IN MILLIONS	AMOUNT DEC. 31, 2004	AS A PERCENTAGE OF GROSS CONSUMER FINANCE RECEIVABLES DEC. 31, 2004	AMOUNT DEC. 31, 2003	AS A PERCENTAGE OF GROSS CONSUMER FINANCE RECEIVABLES DEC. 31, 2003
Current	$ 675.3	65.7%	$ 621.1	64.9%
Past Due:				
Less than 30 Days	243.8	23.7	233.2	24.4
30 Days to 59 Days	73.4	7.1	69.5	7.3
60 Days to 89 Days	25.1	2.5	23.9	2.5
90 Days and Greater	10.5	1.0	8.9	0.9
Gross Consumer Finance Receivables	1,028.1	100.0%	956.6	100.0%
Reserve for Loan Losses	(56.6)		(51.8)	
Consumer Finance Receivables	$ 971.5		$ 904.8	

Activity in the Reserve for Loan Losses for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Reserve for Loan Losses—Beginning of Year	$ 51.8	$ 45.1	$ 35.0
Provision for Loan Losses	45.8	54.4	39.1
Net Charge-off:			
Consumer Finance Receivables Charged-off	(77.9)	(74.7)	(62.3)
Consumer Finance Receivables Recovered	36.9	27.0	33.3
Net Charge-off	(41.0)	(47.7)	(29.0)
Reserve for Loan Losses—End of Year	$ 56.6	$ 51.8	$ 45.1

Certificates of Deposits and Savings Accounts and their related interest rates at December 31, 2004 and 2003 were:

	2004			2003		
DOLLARS IN MILLIONS	WEIGHTED AVERAGE INTEREST RATE	RANGE OF INTEREST RATES	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	RANGE OF INTEREST RATES	AMOUNT
Certificates of Deposits	3.52%	0.15–7.60%	$ 922.4	3.53%	0.05–7.60%	$ 899.1
Savings Accounts	–	–	–	0.05	0.05–0.05	16.1
Total	3.52%	0.15–7.60%	$ 922.4	3.47%	0.05–7.60%	$ 915.2

Certificates of Deposits are generally fixed in maturity. The contractual maturities of Certificates of Deposits at December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	2004	2003
Due in One Year or Less	$ 334.8	$ 392.2
Due after One Year to Three Years	283.6	204.6
Due after Three Years to Five Years	277.6	255.1
Due after Five Years	26.4	47.2
Total Certificates of Deposits	$ 922.4	$ 899.1

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES

Property and Casualty Insurance Reserve activity for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification—Beginning of Year	**$ 1,101.0**	$ 883.4	$ 639.8
Acquired	**–**	–	27.6
Incurred Losses and LAE related to:			
Current Year	**1,351.0**	1,388.4	1,002.4
Prior Years	**(39.0)**	2.8	82.3
Total Incurred Losses and LAE	**1,312.0**	1,391.2	1,084.7
Paid Losses and LAE related to:			
Current Year	**726.0**	772.0	527.2
Prior Years	**405.2**	401.6	341.5
Total Paid Losses and LAE	**1,131.2**	1,173.6	868.7
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification—End of Year	**$ 1,281.8**	$ 1,101.0	$ 883.4

Property and Casualty Insurance Reserves are estimated based on historical experience patterns and current economic trends. Actual loss experience and loss trends are likely to differ from these historical experience patterns and economic conditions. Loss experience and loss trends emerge over several years from the dates of loss inception. The Company monitors such emerging loss trends. Upon concluding, based on the data available, that an emerging loss trend will continue, the Company adjusts its property and casualty insurance reserves to reflect such trend. Changes in such estimates are included in the Consolidated Statement of Income in the period of change.

In 2004, the Company reduced its property and casualty insurance reserves by $39.0 million to record favorable development of losses and LAE from prior accident years. The reserve reductions were primarily due to favorable development of the 2003 accident year in most product lines.

In 2002, the Company increased its property and casualty insurance reserves by $82.3 million to record adverse development of losses from prior accident years. The reserve increases reflected developing loss trends primarily related to construction defect, mold, automobile liability and product liability loss exposures in its commercial lines of business as well as personal automobile liability.

The Company cannot predict whether or not losses and LAE will develop favorably or unfavorably from the amounts recorded in the Company's consolidated financial statements. However, the Company believes that such development will not have a material effect on the Company's consolidated financial position, but could have a material effect on the Company's consolidated financial results for a given period.

Reinsurance Recoverables were $228.9 million, $275.3 million and $41.5 million at December 31, 2004, 2003 and 2002, respectively. On December 31, 2002, the Company purchased the SCOR Companies from SCOR Reinsurance Company (see Note 3 to the Consolidated Financial Statements—Acquisitions of Businesses). At December 31, 2004 and 2003, Reinsurance Recoverables included $180.9 million and $234.4 million, respectively, from General Security National Insurance Company ("GSNIC"), a subsidiary of SCOR Reinsurance Company. Under the agreement governing the acquisition of the SCOR Companies, SCOR Reinsurance Company and/or GSNIC are responsible for all liabilities of the SCOR Companies incurred prior to the acquisition. Accordingly, in connection with the sale, GSNIC entered into a reinsurance agreement with the SCOR Companies whereby GSNIC reinsured all of the business written by the seller using the SCOR Companies. To the extent the SCOR Companies are not fully relieved of their legal obligations to policyholders under the reinsurance agreement, Unitrin reflects an obligation to policyholders as a liability of the SCOR Companies, with an offsetting and corresponding reinsurance receivable from GSNIC. The ceding of the SCOR Companies' insurance liabilities does not discharge the primary liability of the SCOR Companies; therefore, the SCOR Companies remain contingently liable should GSNIC not be financially able to meet the obligations. Pursuant to the reinsurance agreement, should GSNIC become unauthorized in any jurisdiction where authorization or licensure by governmental authorities is required in order for the SCOR Companies to take full credit on their statutory financial statements for reinsurance ceded to GSNIC, or should GSNIC be notified that it is required to file a risk-based capital ("RBC") plan as a result of its RBC falling below required levels, certain remedies are available to the Company. In either case, the reinsurance agreement requires GSNIC to collateralize its outstanding reinsured obligation. These remedies would be subject to applicable bankruptcy laws in the event GSNIC were to become insolvent.

On December 1, 2004, A.M. Best Co., Inc., the principal insurance company rating agency, reaffirmed the "B++" (Very Good) rating of GSNIC, assigned the rating an outlook of "stable" and removed the "under review" status of the rating. The Company believes that its reinsurance recoverable from GSNIC continues to be fully collectable at December 31, 2004.

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES [CONTINUED]

Under the agreement governing the 1999 acquisition of Valley Group, Inc. ("VGI"), the Company was entitled to recover 90% of unfavorable development on VGI's pre-acquisition loss and loss adjustment expense reserves from the seller, White Mountains Insurance Group, Ltd. ("White Mountains") (formerly Fund American Enterprise Holdings, Inc.). Recovery was subject to a maximum limit of $50 million. Such reserves experienced unfavorable development, 90% of the amount of which exceeded the maximum recovery under the agreement. Accordingly, the recoverable had been recorded at the maximum limit.

The Company delivered a final reserve report to White Mountains on March 7, 2003. White Mountains initially disputed the amount of its obligation, and, accordingly, the Company began pursuing resolution of the matter in accordance with the dispute resolution process provided in the agreement.

On June 23, 2004, Unitrin and White Mountains entered into an agreement that settled this matter for substantially all of the amount that Unitrin had previously recorded as a recoverable. On June 25, 2004, White Mountains paid the negotiated settlement amount to Unitrin. The effect of the negotiated settlement was not material to the Company's consolidated financial statements.

NOTE 8. NOTES PAYABLE

Total debt outstanding at December 31, 2004 and 2003 was:

DOLLARS IN MILLIONS	2004	2003
Senior Notes at Amortized Cost:		
5.75% Senior Notes due July 1, 2007	$ 298.3	$ 297.7
4.875% Senior Notes due November 1, 2010	198.3	198.0
Mortgage Note Payable at Amortized Cost	6.2	–
Total Debt Outstanding	$ 502.8	$ 495.7

Interest Paid, including facility fees, for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Notes Payable under Revolving Credit Agreements	$ 0.5	$ 1.9	$ 3.9
Senior Notes:			
5.75% Senior Notes due July 1, 2007	17.2	17.2	–
4.875% Senior Notes due November 1, 2010	9.8	–	–
Mortgage Note Payable	0.2	–	–
Total Interest Paid	$ 27.7	$ 19.1	$ 3.9

Interest Expense, including facility fees and accretion of discount, for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Notes Payable under Revolving Credit Agreements	$ 0.4	$ 1.9	$ 3.3
Senior Notes:			
5.75% Senior Notes due July 1, 2007	17.9	17.8	8.9
4.875% Senior Notes due November 1, 2010	10.0	1.7	–
Mortgage Note Payable	0.2	–	–
Total Interest Expense	$ 28.5	$ 21.4	$ 12.2

NOTE 8. NOTES PAYABLE [CONTINUED]

On October 30, 2003, the Company utilized the remaining capacity under its shelf registration statement and issued $200 million of its 4.875% senior notes due November 1, 2010 (the "4.875% Senior Notes"). The 4.875% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. The Company issued the 4.875% Senior Notes in exchange for proceeds of $198.0 million, net of transaction costs, for an effective yield of 5.04%. The Unitrin parent company used the proceeds from the notes to fund the purchase of Northrop common stock from one of its subsidiaries and to repay borrowings outstanding under its revolving credit agreement.

On June 26, 2002, the Company commenced an initial public offering of its 5.75% senior notes due July 1, 2007 with an aggregate principal amount of $300 million (the "5.75% Senior Notes"). The 5.75% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. On July 1, 2002, the Company issued the 5.75% Senior Notes in exchange for proceeds of $296.8 million, net of transaction costs, for an effective yield of 5.99%. Proceeds were used to repay borrowings under the Company's former revolving credit agreement.

On August 30, 2002, the Company entered into a $360 million unsecured revolving credit agreement, expiring August 30, 2005, with a group of banks that provides for fixed and floating rate advances for periods of up to 180 days at various interest rates. The agreement contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's largest insurance subsidiaries. The proceeds from advances under the revolving credit agreement may be used for general corporate purposes, including repurchases of the Company's common stock. The new revolving credit agreement replaced the Company's former credit facility which was terminated on August 30, 2002. The Company had no outstanding advances under its unsecured revolving credit agreement at December 31, 2004 and 2003.

On June 23, 2004, the Company acquired certain investment real estate for $5.3 million in cash and the assumption of an existing mortgage note payable of $6.3 million.

NOTE 9. LEASES

The Company leases certain office space under noncancelable operating leases, with initial terms typically ranging from 1 to 10 years, along with options that permit renewals for additional periods. The Company also leases certain equipment under noncancelable operating leases, with initial terms typically ranging from 1 to 5 years. Minimum rent is expensed on a straight-line basis over the term of the lease.

Net rental expense for operating leases for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Minimum Rental Expense	$ 24.2	$ 22.8	$ 20.5
Contingent Rental Expense	1.3	1.0	–
Less: Sublease Rental Income	–	(0.1)	–
Net Rental Expense	$ 25.5	$ 23.7	$ 20.5

Future minimum lease payments under capital and operating leases at December 31, 2004 were:

DOLLARS IN MILLIONS	CAPITAL LEASES	OPERATING LEASES
2005	$ 0.3	$ 24.8
2006	0.3	21.8
2007	0.3	16.4
2008	0.3	11.6
2009	–	8.2
2010 and Thereafter	–	27.0
Total Future Payments	$ 1.2	$ 109.8

Imputed interest for capital leases is not material.

NOTE 10. SHAREHOLDERS' EQUITY

The Company is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2004 and 2003.

On August 3, 1994, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock of the Company, pursuant to a shareholder rights plan (the "1994 Rights").

On August 4, 2004, the Company's Board of Directors decided to extend for an additional 10 years the protections provided by the shareholder rights plan previously adopted in 1994. In order to implement the extension, the Company's Board of Directors declared a dividend distribution of one new right for each outstanding share of Unitrin common stock to shareholders of record at the close of business on August 16, 2004 (the "2004 Rights"). The 2004 Rights replaced the 1994 Rights which had expired in accordance with their terms on August 3, 2004. The description and terms of the 2004 Rights are set forth in a rights agreement between the Company and Wachovia Bank, National Association, as rights agent.

At December 31, 2004, there are approximately 3.5 million shares of the Company's outstanding common stock that can be repurchased under the outstanding repurchase authorization of the Company's Board of Directors. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company has repurchased and retired approximately 54.7 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.5 billion since 1990. Common Stock, Paid-in Capital and Retained Earnings have been reduced on a pro rata basis for the cost of the repurchased shares.

Various state insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. Three of Unitrin's subsidiaries, Trinity, Fireside Securities Corporation ("Fireside") and Southern States General Agency, paid dividends of $68.8 million to the Company in 2004. In 2005, the Company's subsidiaries would be able to pay approximately $229 million in dividends to the Company without prior regulatory approval. Retained Earnings at December 31, 2004 also includes $42.3 million representing the undistributed earnings of investee.

The Company's insurance subsidiaries are required to file financial statements prepared on the basis of statutory insurance accounting practices which is a comprehensive basis of accounting other than GAAP. Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries was approximately $270 million and was $251 million at December 31, 2004 and 2003, respectively. Statutory Capital and Surplus for the Company's Property and Casualty Insurance subsidiaries was approximately $1,070 million and was $973 million at December 31, 2004 and 2003, respectively. Statutory Net Income for the Company's Life and Health Insurance subsidiaries was approximately $38 million, was $2 million and was $38 million for the years ended December 31, 2004, 2003 and 2002, respectively. Statutory Net Income for the Company's Property and Casualty Insurance subsidiaries was approximately $113 million, was $28 million and was $82 million for the years ended December 31, 2004, 2003 and 2002, respectively. Statutory Capital and Surplus and Statutory Net Income exclude the Company's Consumer Finance and Parent Company operations.

NOTE 11. STOCK OPTION PLANS

The Company's shareholders have approved four stock option plans:

1) Unitrin, Inc. 1995 Non-Employee Director Stock Option Plan (the "1995 Director Plan");
2) Unitrin, Inc. 2002 Stock Option Plan (the "2002 Option Plan");
3) 1997 Stock Option Plan (the "1997 Option Plan"); and
4) 1990 Stock Option Plan (the "1990 Option Plan").

Options outstanding and options available for future grant under the Company's equity compensation plans at December 31, 2004 were:

	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS AVAILABLE FOR FUTURE GRANT
1995 Director Plan	148,382	$ 34.87	208,000
2002 Option Plan	1,855,456	37.76	2,926,000
1997 Option Plan	2,623,758	38.56	330,024
1990 Option Plan	674,584	38.50	–
Total Equity Compensation Plans Approved by Shareholders	5,302,180	38.17	3,464,024
Total Equity Compensation Plans Not Approved by Shareholders	–	–	–
Total Equity Compensation Plans	5,302,180	$ 38.17	3,464,024

NOTE 11. STOCK OPTION PLANS [CONTINUED]

Under the 1995 Director Plan, directors of the Company who are not employees and who first became non-employee directors after November 1, 1993 and each director who has retired as an employee of the Company will be granted an initial option to purchase 4,000 shares of the Company's common stock. Thereafter, on the date of each of the Company's annual meetings of shareholders, each such eligible director automatically receives annual grants of options to purchase the same number of shares for so long as they remain eligible directors. Options granted under the 1995 Director Plan are exercisable one year from the date of grant at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire 10 years from the date of grant.

Under the 2002 Option Plan, 1997 Option Plan and 1990 Option Plan, options to purchase shares of Unitrin common stock may be granted to executive and other key employees (including employee directors) and other key persons providing services to the Company and its subsidiaries or its affiliates ("participants"). The Compensation Committee of the Board of Directors, at its discretion, may grant either incentive stock options, non-qualified stock options, or stock appreciation rights pursuant to either the 2002 Option Plan, the 1997 Option Plan or the 1990 Option Plan. The Compensation Committee or its authorized designee, has sole discretion to determine the persons to whom options are granted, the number of shares covered by such options and the exercise price, vesting and expiration dates of such options. Options are non-transferable and are exercisable in installments. Prior to 2003, only non-qualified stock options had been granted under the 2002 Option Plan, the 1997 Option Plan and the 1990 Option Plan. Beginning in 2003, the Company granted non-qualified stock options coupled with tandem stock appreciation rights ("Tandem SARs"). A Tandem SAR permits the holder to exercise either the underlying Option or the Tandem SAR, but not both. All Tandem SARs are settled in Unitrin common stock upon exercise.

To encourage stock ownership, the Company's four stock option plans include provisions to automatically grant restorative, or reload stock options ("Restorative Options") to replace shares of previously-owned Unitrin common stock that an exercising option holder surrenders, either actually or constructively, in order to satisfy the exercise price and/or tax withholding obligations relating to the exercise. Restorative Options are subject to the same terms and conditions as the original options, including the expiration date, except that the exercise price of a Restorative Option is equal to the fair market value of Unitrin common stock on the date of its grant. Restorative Options cannot be exercised until six months after the date of grant. The grant of a Restorative Option does not result in an increase in the total number of shares and options held by an employee but changes the mix of the two.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, prospectively to all awards granted, modified or settled on or after January 1, 2003. The Company recognized compensation expense of $8.5 million before-tax in 2004 and $2.8 million before-tax in 2003 under SFAS No. 123, as amended.

During 2002, the term of options for 51,282 common shares was extended. The market value of the Company's common stock exceeded the exercise price of the options on the date of modification. Accordingly, the Company recorded compensation expense of $0.3 million for the year ended December 31, 2002 as a result of the modification.

The following table summarizes information about stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT YEAR END	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT YEAR END	WEIGHTED-AVERAGE EXERCISE PRICE
$19.9481 – $24.9350	56,974	2.0	$23.3856	51,974	$23.2687
24.9351 – 29.9220	598,974	8.0	25.4067	130,724	25.5384
29.9221 – 34.9090	1,229,784	5.0	33.2171	1,206,534	33.2263
34.9091 – 39.8960	448,410	4.9	38.3393	420,410	38.2853
39.8961 – 44.8830	2,741,177	6.7	42.7190	1,631,887	42.2067
44.8831 – 49.8700	226,861	4.6	47.1732	–	–

The Black-Scholes option pricing model was used to estimate the fair value of each option on the date granted. The assumptions used in the pricing model were as follows:

1) The expected dividend yield used was between 4.64% and 4.66% for 2004, 4.24% and 4.65% for 2003 and 4.09% for 2002;
2) The weighted-average expected volatility used was between 20.0% and 25.3% for 2004, between 20.8% and 26.0% for 2003 and between 18.5% and 26.0% for 2002;
3) The weighted-average risk free interest rate used was the average yield on zero coupon U.S. Government securities with a maturity comparable to the expected life of each option; and
4) The expected lives of the options ranged between 1 to 7 years for all grants, except grants under the 1995 Director Plan.

In the case of the 1995 Director Plan, a life of 8 years was used in 2004, 2003 and 2002.

NOTE 11. STOCK OPTION PLANS [CONTINUED]

A summary of the status of the Company's four stock option plans as of and for the years ended December 31, 2004, 2003 and 2002, and stock option activity for the years then ended is presented below:

	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE AT YEAR END	ESTIMATED WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR
Outstanding at December 31, 2001	4,992,861	$ 33.54	2,878,323	
Granted	1,414,057	41.22		$6.62
Exercised	(853,393)	32.42		
Forfeited	(187,147)	33.28		
Outstanding at December 31, 2002	5,366,378	$ 35.74	3,917,061	
Granted	1,609,430	29.18		$3.66
Exercised	(875,861)	30.60		
Forfeited	(380,459)	35.65		
Outstanding at December 31, 2003	5,719,488	$ 34.69	3,666,927	
Granted	**2,072,876**	**43.44**		**$4.92**
Exercised	**(2,401,139)**	**34.48**		
Forfeited	**(89,045)**	**37.05**		
Outstanding at December 31, 2004	**5,302,180**	**$ 38.17**	**3,441,529**	

Options granted for the year ended December 31, 2004 were comprised of:

	NUMBER OF SHARES		
	INITIAL GRANTS	RESTORATIVE GRANTS	TOTAL GRANTS
Granted in 2004:			
With Tandem SARs	**817,000**	**172,860**	**989,860**
Without Tandem SARs	**32,000**	**1,051,016**	**1,083,016**
Total Options Granted in 2004	**849,000**	**1,223,876**	**2,072,876**

Options granted for the year ended December 31, 2003 were comprised of:

	NUMBER OF SHARES		
	INITIAL GRANTS	RESTORATIVE GRANTS	TOTAL GRANTS
Granted in 2003:			
With Tandem SARs	991,500	115,002	1,106,502
Without Tandem SARs	32,000	470,928	502,928
Total Options Granted in 2003	1,023,500	585,930	1,609,430

Options granted for the year ended December 31, 2002 were comprised of:

	NUMBER OF SHARES		
	INITIAL GRANTS	RESTORATIVE GRANTS	TOTAL GRANTS
Granted in 2002:			
With Tandem SARs	–	–	–
Without Tandem SARs	1,024,000	390,057	1,414,057
Total Options Granted in 2002	1,024,000	390,057	1,414,057

NOTE 12. NET INCOME (LOSS) PER SHARE

Net Income (Loss) Per Share and Net Income (Loss) Per Share Assuming Dilution for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002
Net Income (Loss)	**$ 240.2**	$ 123.6	$ (8.2)
Dilutive Effect on Net Income (Loss) from Investee's Equivalent Shares	**(0.1)**	–	–
Net Income (Loss) Assuming Dilution	**$ 240.1**	$ 123.6	$ (8.2)
Weighted-Average Common Shares Outstanding	**68.4**	67.6	67.7
Dilutive Effect of Unitrin Stock Option Plans	**0.5**	0.1	–
Weighted-Average Common Shares and Equivalent Shares Outstanding Assuming Dilution	**68.9**	67.7	67.7
Net Income (Loss) Per Share	**$ 3.51**	$ 1.83	$ (0.12)
Net Income (Loss) Per Share Assuming Dilution	**$ 3.48**	$ 1.82	$ (0.12)

Options to purchase 0.4 million common shares were excluded from the computation of Weighted-Average Equivalent Shares in 2002 because the effect of inclusion would be anti-dilutive.

Options outstanding at December 31, 2004, 2003 and 2002 to purchase 0.2 million, 2.0 million and 4.6 million common shares, respectively, of Unitrin common stock were excluded from the computation of Net Income Per Share Assuming Dilution in 2004, 2003 and 2002, respectively, because the exercise price exceeded the average market price.

NOTE 13. OTHER COMPREHENSIVE INCOME (LOSS)

Other Comprehensive Income (Loss) for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Gross Unrealized Holding Gains (Losses) Arising During Year from:			
Fixed Maturities	**$ 36.4**	$ (21.9)	$ 78.9
Northrop Preferred Stock	**13.4**	2.0	(1.2)
Northrop Common Stock	**70.3**	(13.2)	(29.1)
Other Equity Securities	**41.9**	60.7	(61.6)
Other	**(0.5)**	4.9	1.4
Gross Unrealized Holding Gains (Losses) Arising During Year	**161.5**	32.5	(11.6)
Income Tax Benefit (Expense)	**(56.5)**	(11.3)	4.1
Unrealized Holding Gains (Losses) Arising During Year, Net	**105.0**	21.2	(7.5)
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income:			
Fixed Maturities	**(1.1)**	(10.3)	6.2
Northrop Common Stock	**(43.2)**	(7.2)	–
Other Equity Securities	**(32.3)**	(17.9)	14.6
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income	**(76.6)**	(35.4)	20.8
Income Tax Expense (Benefit)	**26.7**	12.4	(7.3)
Reclassification Adjustment for (Gains) Losses Realized in Net Income, Net	**(49.9)**	(23.0)	13.5
Other Comprehensive Income (Loss)	**$ 55.1**	$ (1.8)	$ 6.0

Investment in Investee is accounted for under the equity method of accounting and, accordingly, unrealized changes in the fair value of Investment in Investee is excluded from the determination of Total Comprehensive Income (Loss) and Other Comprehensive Income (Loss).

NOTE 14. INCOME FROM INVESTMENTS

Net Investment Income for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Investment Income:			
Interest and Dividends on Fixed Maturities	**$ 196.9**	$ 171.1	$ 159.0
Dividends on Northrop Preferred Stock	**12.4**	12.4	12.8
Dividends on Northrop Common Stock	**8.7**	12.3	12.3
Dividends on Other Equity Securities	**12.7**	12.3	13.0
Short-term	**5.2**	5.0	9.0
Real Estate	**24.8**	24.3	21.7
Other	**20.0**	13.0	11.3
Total Investment Income	**280.7**	250.4	239.1
Investment Expenses:			
Real Estate	**18.3**	17.2	15.8
Other	**1.2**	1.3	1.4
Total Investment Expenses	**19.5**	18.5	17.2
Net Investment Income	**$ 261.2**	$ 231.9	$ 221.9

The components of Net Realized Investment Gains (Losses) for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Fixed Maturities:			
Gains on Dispositions	**$ 1.8**	$ 13.6	$ 5.5
Losses on Dispositions	**(0.6)**	(0.7)	(1.3)
Losses from Write-downs	**(0.1)**	(2.5)	(10.9)
Northrop Common Stock:			
Gains on Dispositions	**43.2**	7.2	–
Other Equity Securities:			
Gains on Dispositions	**39.0**	38.6	2.7
Losses on Dispositions	**(0.9)**	(2.5)	(0.7)
Losses from Write-downs	**(5.8)**	(18.0)	(16.5)
Other Investments:			
Gains on Dispositions	**2.3**	0.3	8.4
Losses on Dispositions	**(0.4)**	(0.3)	(0.5)
Losses from Write-downs	**–**	(1.8)	–
Net Realized Investment Gains (Losses)	**$ 78.5**	$ 33.9	$ (13.3)

NOTE 14. INCOME FROM INVESTMENTS [CONTINUED]

Net Realized Investment Gains (Losses) for the year ended December 31, 2004 includes pre-tax gains of $43.2 million from sales of a portion of the Company's investment in Northrop common stock, pre-tax gains of $27.0 million resulting from sales of a portion of the Company's investment in Baker Hughes, Inc. ("Baker Hughes") common stock, and pre-tax gains of $3.9 million from sales of a portion of the Company's investment in Hartford Financial Services Group, Inc. ("Hartford") common stock. The fair values of the Company's remaining investments in Northrop's common stock, Baker Hughes' common stock and Hartford's common stock were $430.3 million, $48.4 million and $20.6 million, respectively, at December 31, 2004. The other gains and losses from sales of equity securities included in Net Realized Investment Gains (Losses) were due to sales of investments in 32 different issuers.

Net Realized Investment Gains (Losses) for the year ended December 31, 2003 includes Gains on Dispositions of Fixed Maturities of $13.6 million, including recoveries from sales on fixed maturities written down in prior years. Net Realized Investment Gains (Losses) for the year ended December 31, 2003 includes pre-tax gains of $12.0 million resulting from the sale of the Company's investment in ITT Industries, Inc. common stock, pre-tax gains of $7.2 million from sales of a portion of the Company's investment in Northrop common stock, pre-tax gains of $6.6 million from sales of the Company's investment in Insurance Services Office, Inc. common stock, pre-tax gains of $5.7 million from sales of a portion of the Company's investment in Hartford common stock, and pre-tax gains of $4.4 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock. The other gains and losses from sales of equity securities included in Net Realized Investment Gains (Losses) were due to sales of investments in 54 different issuers. Net Realized Investment Gains (Losses) for the year ended December 31, 2003 includes a pre-tax loss of $1.8 million to write down investment real estate.

Net Realized Investment Gains (Losses) for the year ended December 31, 2002 includes a pre-tax gain of $8.1 million due to the sale of certain investment real estate and pre-tax gains of $1.5 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock.

NOTE 15. INSURANCE EXPENSES

Insurance Expenses for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Commissions	**$ 447.0**	$ 452.5	$ 405.8
General Expenses	**347.0**	357.6	332.0
Taxes, Licenses and Fees	**50.0**	50.0	45.3
Total Costs Incurred	**844.0**	860.1	783.1
Policy Acquisition Costs:			
Deferred	**(343.6)**	(351.0)	(289.7)
Amortized	**323.6**	335.0	237.3
Net Policy Acquisition Costs Deferred	**(20.0)**	(16.0)	(52.4)
Insurance Expenses	**$ 824.0**	$ 844.1	$ 730.7

Policy Acquisition Costs Deferred for the year ended December 31, 2003 increased by $61.3 million, compared to the same period in 2002, due primarily to premium volume from the Kemper Auto and Home segment.

Policy Acquisition Costs Amortized for the year ended December 31, 2003 increased by $97.7 million, compared to the same period in 2002, due primarily to premium volume from the Kemper Auto and Home segment.

NOTE 16. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the Company's Net Deferred Tax Liability at December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	2004	2003
Deferred Tax Assets:		
Insurance Reserves	$ **68.5**	$ 43.1
Unearned Premium Reserves	**53.7**	53.3
Tax Capitalization of Policy Acquisition Costs	**66.0**	63.5
Reserve for Loan Losses	**23.6**	21.8
Payroll and Employee Benefit Accruals	**18.0**	13.6
Postretirement Benefits Other Than Pensions	**26.9**	27.7
Other	**25.3**	23.1
Total Deferred Tax Assets	**282.0**	246.1
Deferred Tax Liabilities:		
Deferred Policy Acquisition Costs	**148.1**	140.4
Fixed Maturities	**51.7**	40.8
Northrop Preferred Stock	**79.9**	71.1
Northrop Common Stock	**146.5**	215.7
Other Equity Securities	**36.6**	45.0
Investee (UNOVA)	**21.3**	20.0
Pension	**3.5**	12.2
Other	**29.3**	25.4
Total Deferred Tax Liability	**516.9**	570.6
Net Deferred Tax Liability	**234.9**	324.5
Current Tax Liability	**15.8**	57.5
Accrued and Deferred Income Taxes	$ **250.7**	$ 382.0

A deferred tax asset valuation allowance was not required as of December 31, 2004 and 2003. Income taxes paid were $254.2 million and $12.2 million in 2004 and 2002, respectively. Income taxes recovered were $1.4 million in 2003.

The Company has not provided Federal income taxes on approximately $192 million of income earned prior to 1984 by certain of the Company's life insurance subsidiaries. Under tax laws applicable to years 2004 and prior, such income would not be subject to Federal income taxes under certain circumstances. Federal income taxes could have been incurred on such income if it was distributed to shareholders or if other limitations were not met. The American Jobs Creation Act of 2004 ("AJCA") has effectively suspended the taxation of this income for years 2005 and 2006. Furthermore, to the extent qualifying distributions can be made out of the affected life insurance subsidiaries, the Company can eliminate any or all of this income that would possibly be subject to tax in years after 2006. The Company is in process of evaluating these AJCA provisions. The evaluation is expected to be substantially complete by the end of 2005.

NOTE 16. INCOME TAXES [CONTINUED]

Comprehensive Income Tax Expense (Benefit) included in the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Income Tax Expense (Benefit)	**$ 98.9**	$ 34.1	$ (18.3)
Equity in Net Income (Loss) of Investee	**2.0**	(0.7)	(1.1)
Equity in Other Comprehensive Income of Investee	**0.6**	0.6	0.9
Unrealized Appreciation on Securities	**29.2**	(1.7)	2.4
Tax Effects from Exercise of Stock Options included in Paid-in Capital	**(6.7)**	(1.5)	(2.2)
Other Tax Effects included in Paid-in Capital	**(0.9)**	–	–
Comprehensive Income Tax Expense (Benefit)	**$ 123.1**	$ 30.8	$ (18.3)

The components of Income Tax Expense (Benefit) for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Current Tax Expense (Benefit)	**$ 219.4**	$ 65.5	$ (9.6)
Deferred Tax Expense (Benefit)	**(120.5)**	(31.4)	(8.7)
Income Tax Expense (Benefit)	**$ 98.9**	$ 34.1	$ (18.3)

A reconciliation of income taxes calculated using the Statutory Federal Income Tax rate to the Company's reported Income Tax Expense (Benefit) for the years ended December 31, 2004, 2003 and 2002 is as follows:

DOLLARS IN MILLIONS	2004	2003	2002
Income Tax Expense (Benefit) at Statutory Federal Rate	**$ 117.4**	$ 55.6	$ (8.4)
Tax Exempt Income and Dividends Received Deduction Effect	**(21.0)**	(17.8)	(12.2)
State Income Taxes Effect	**3.7**	2.9	1.8
Other, Net	**(1.2)**	(6.6)	0.5
Income Tax Expense (Benefit)	**$ 98.9**	$ 34.1	$ (18.3)

For the year ended December 31, 2004, all of the Company's subsidiaries will be eligible to file a consolidated Federal income tax return with the Company. For the years ended December 31, 2003 and 2002, the Company filed a consolidated Federal income tax return with all of its subsidiaries except for The Reliable Life Insurance Company and its subsidiaries, and NationalCare Insurance Company and its subsidiaries.

During 2004, an income tax benefit of $0.9 million was recorded for Federal income tax adjustments related to the tax year that ended on December 31, 2000. During 2004, the statute of limitations expired for the tax year that ended on December 31, 2000. The statute of limitations is open for all other subsequent years.

While the Internal Revenue Service (the "IRS") recently completed its fieldwork related to its examination of the Company's 2001 and 2002 tax years, there can be no assurance that the IRS will not perform additional fieldwork until the examination is finalized or the statutes of limitations expire. The Company believes that it is adequately accrued for any possible adjustments that may result from the finalization of these examinations and, accordingly, expects the resolution of these examinations will not have a material adverse effect on the Company's financial position or results of operation. However, the ultimate resolution of these tax years could result in a tax benefit to the Company, the effects of which could be material to the Company's results for a given period.

During 2003, an income tax benefit of $6.5 million was recorded for Federal income tax adjustments primarily related to tax years ending on or before December 31, 1999. During 2003, the Company either reached agreement with the IRS or the statute of limitations expired for all tax years ending on or before December 31, 1999.

During 2004, Fireside, a subsidiary of Unitrin, received and paid a final assessment from the California Franchise Tax Board regarding its California franchise tax returns for 1998, 1999 and 2000. The impact of this assessment was not material to the Company's consolidated financial statements.

NOTE 17. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors two defined benefit pension plans (the "Pension Plans") covering most of its employees. Certain participation in one of the Pension Plans requires or required employee contributions of 3 percent of pay, as defined, per year. Benefits for the contributory plan are based on compensation during plan participation and the number of years of participation. Benefits for the non-contributory plan are based on years of service and final average pay, as defined. The Company funds the Pension Plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company sponsors several postretirement benefit plans (the "Other Postretirement Plans") that provide medical and life insurance benefits to approximately 1,000 retired and 1,200 active employees. The Company is self-insured and the plans are not funded. The medical plans generally provide for a limited number of years of medical insurance benefits at retirement based upon the participant's attained age at retirement and number of years of service until specified dates and are generally contributory, with most contributions adjusted annually.

Changes in Fair Value of Plan Assets and Changes in Projected Benefit Obligations for the years ended December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	PENSION BENEFITS		POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	
	2004	2003	2004	2003
Fair Value of Plan Assets at Beginning of Year	$ 288.7	$ 277.5	$ –	$ –
Actual Return on Plan Assets	18.5	23.0	–	–
Contributions by the Company	–	–	5.3	5.4
Contributions by Plan Participants	0.7	1.0	1.0	1.1
Benefits Paid	(14.7)	(12.8)	(6.3)	(6.5)
Fair Value of Plan Assets at End of Year	293.2	288.7	–	–
Projected Benefit Obligations at Beginning of Year	313.7	290.9	55.9	61.8
Service Cost Benefits Earned During the Year	12.9	16.7	0.2	0.6
Interest Cost on Projected Benefit Obligations	17.6	17.9	3.6	3.4
Contributions by Plan Participants	0.7	1.0	1.0	1.1
Benefits Paid	(14.7)	(12.8)	(6.3)	(6.5)
Impact of Plan Change	(1.6)	–	–	–
Actuarial (Gains) Losses	(19.0)	–	(0.3)	(4.5)
Projected Benefit Obligations at End of Year	309.6	313.7	54.1	55.9
Plan Assets in (Deficit) of Projected Benefit Obligations	$ (16.4)	$ (25.0)	$ (54.1)	$ (55.9)
Plan Assets in Excess (Deficit) of Projected Benefit Obligations:				
Amounts Recognized in the Balance Sheet:				
Prepaid (Accrued) Benefit Cost	$ 9.6	$ 19.5	$ (76.1)	$ (78.5)
Amounts not Recognized in the Balance Sheet:				
Unrecognized Net Actuarial Gain (Loss)	(27.4)	(44.3)	22.0	22.6
Unrecognized Prior Service Cost	1.4	(0.2)	–	–
Plan Assets in (Deficit) of Projected Benefit Obligations	$ (16.4)	$ (25.0)	$ (54.1)	$ (55.9)
Accumulated Benefit Obligations at End of Year	$ 278.6	$ 260.0	$ 54.1	$ 55.9

NOTE 17. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The measurement dates of the assets and liabilities of all plans presented above for 2004 and 2003 were December 31, 2004 and December 31, 2003, respectively.

In 2004, the Company's actuaries performed an analysis of the key assumptions used to estimate the Company's Pension Benefits and Postretirement Benefits Other than Pensions liabilities and expenses. The Company's outside actuaries conducted an experience study to analyze the current demographic qualities of the Company's eligible participants compared to existing assumptions. The purpose of the experience study was to determine to what extent the actuarial assumptions have matched past experience and to determine the actuarial assumptions that will best estimate the future experience of the Pension Plans and Other Postretirement Plans. The key assumptions analyzed were the rate of increase in Future Compensation Levels, termination rates, retirement rates and mortality rates.

Prior to the study, the Company had a single percentage assumption for its expected Rate of Increase in Future Compensation Levels for all ages. Under the current assumptions, the Company stratifies the assumed compensation increases into bands representing a participant's attained age. The Rate of Increase in Future Compensation Levels presented for 2004 is a weighted-average percentage calculated from the range of compensation assumptions for the Company's two pension plans. Similar stratifications were made to its termination rate and retirement rate assumptions. Additionally, the Company moved to a common mortality table assumption for all its participants.

Effective August 1, 2004, the Company made several changes to its Pension Plans and its defined contribution benefit plans to provide common benefits across its Career Agency companies. The August 1, 2004 plan changes resulted in a reduction of the Company's Projected Benefit Obligation and a related actuarial gain of $1.6 million, which will be amortized pursuant to the provisions of SFAS No. 87, *Employers' Accounting for Pensions*. The Company estimates that the August 1, 2004 plan changes will initially decrease the 2005 pension expense by approximately $1.4 million, offset by an increase in the Company's defined contribution benefit plan expense of $1.8 million.

During 2004, the Company determined that the Other Postretirement Plans qualify for the employer subsidy provided by the Modernization Act (see Note 2 to the Consolidated Financial Statements—Summary of Accounting Policies). The Company determined that the effect of the enactment of the Modernization Act was not a significant event pursuant to paragraph 73 of SFAS No. 106. Pursuant to FSP FAS 106-2, the effects of the Modernization Act were incorporated in the December 31, 2004 measurement of the Other Postretirement Plans' obligation and will affect net periodic postretirement benefit cost for periods subsequent to December 31, 2004. The adoption of FSP FAS 106-2 resulted in a reduction of the Company's Accumulated Postretirement Benefit Obligation and a related actuarial gain of $6.3 million, which will be amortized pursuant to the provisions of SFAS No. 106. The Company estimates that annual postretirement expense will decrease by $1.0 million as a result of the initial adoption of FSP FAS 106-2.

The assumed health care cost trend rate used in measuring the Postretirement Benefit Obligation at December 31, 2004 was 10.0 percent in 2004, gradually declining to 5.0 percent in the year 2009 and remaining at that level thereafter for medical benefits and 12.0 percent in 2004, gradually declining to 5.0 percent in the year 2011 and remaining at that level thereafter for prescription drug benefits. The assumed health care cost trend rate used in measuring the Postretirement Benefit Obligation at December 31, 2003 was 9.0 percent in 2003, gradually declining to 5.0 percent in the year 2007 and remaining at that level thereafter.

A one percentage point increase in the assumed health care cost trend rate for each year would increase the Postretirement Benefit Obligation at December 31, 2004 by approximately $4.4 million and 2004 postretirement expense by $0.3 million. A one percentage point decrease in the assumed health care cost trend for each year would decrease the Postretirement Benefit Obligation at December 31, 2004 by approximately $4.0 million and 2004 postretirement expense by approximately $0.2 million.

The Other Postretirement Plans were unfunded at December 31, 2004 and 2003. Weighted-average asset allocations for the Company's Pension Plans at December 31, 2004 and 2003, by asset category were:

ASSET CATEGORY	2004	2003
Cash and Short-term	**10%**	9%
U.S. Government and Government Agencies and Authorities	**29**	38
Corporate Bonds and Notes	**21**	21
Equity Securities	**33**	25
Other Assets	**7**	7
Total	**100%**	100%

NOTE 17. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The investment objective of the Pension Plans is to produce current income and long-term capital growth through a combination of equity and fixed income investments which, together with appropriate employer contributions and any required employee contributions, is adequate to provide for the payment of the Pension Plans' benefit obligations. The Pension Plans may be invested in both fixed income and equity investments. Fixed income investments may include cash and short-term instruments, U.S. Government securities, corporate bonds, mortgages and other fixed income investments. Equity investments may include various types of stock, such as large cap, mid cap and small cap stocks, and may also include venture capital investments and Unitrin common stock (subject to Section 407 and other requirements of ERISA). The Pension Plans have not invested in Unitrin common stock.

The Pension Plans' investment committee periodically reviews the performance of the Pension Plans' investments and asset allocation. The Pension Plans principally use two external investment managers, one of which is Fayez Sarofim & Co., ("FS&C") to manage its equity investments. One of Unitrin's directors, Mr. Fayez Sarofim, is Chairman of the Board, President and the majority shareholder of FS&C, a registered investment advisory firm (see Note 21 to the Consolidated Financial Statements—Related Parties). Each manager is allowed to exercise investment discretion, subject to limitations, if any, established by the Pension Plans' Trust Investment committee. All other investment decisions are made by the Company, subject to general guidelines as set by the Pension Plans' Trust Investment committee.

The Company determines its Expected Long-term Rate of Return based primarily on the Company's expectations of future returns for the Pension Plans' investments, based on target allocations of the Pension Plans' investments. Additionally, the Company considers historical returns on comparable fixed income investments and equity investments and adjusts its estimate as deemed appropriate.

The components of Pension Expense for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Service Cost Benefits Earned During the Year	**$ 12.9**	$ 16.7	$ 11.4
Interest Cost on Projected Benefit Obligation	**17.6**	17.9	16.4
Expected Return on Plan Assets	**(20.5)**	(17.6)	(18.9)
Net Amortization and Deferral	**(0.1)**	–	–
Total Pension Expense	**$ 9.9**	$ 17.0	$ 8.9

The components of Postretirement Benefits Other than Pensions Expense for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Service Cost Benefits Earned During the Year	**$ 0.2**	$ 0.6	$ 0.6
Interest Cost on Projected Benefit Obligation	**3.7**	3.4	3.7
Net Amortization and Deferral	**(0.9)**	(1.5)	(1.8)
Total Postretirement Benefits Other than Pensions Expense	**$ 3.0**	$ 2.5	$ 2.5

The actuarial assumptions used to develop the components of both Pension Expense and Postretirement Benefits Other than Pensions Expense for the years ended December 31, 2004, 2003 and 2002 were:

	2004	2003	2002
Discount Rate	**6.25%**	6.25%	6.75%
Rate of Increase in Future Compensation Levels	**4.07**	4.00	4.00
Expected Long-term Rate of Return on Plan Assets	**7.00**	6.00	6.50

The actuarial assumptions used to develop the components of both Pension Projected Benefit Obligation and Postretirement Benefit Obligation at December 31, 2004 and 2003 were:

	2004	2003
Discount Rate	**6.00%**	6.25%
Rate of Increase in Future Compensation Levels	**4.07**	4.00

NOTE 17. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

Due to new actuarial assumptions, the Company's Pension Expense for the year ended December 31, 2004 decreased by approximately $5 million and the Company's Postretirement Benefits Other than Pensions Expense for the year ended December 31, 2004 increased approximately $0.5 million.

The Company does not expect to contribute to its Pension Plans in 2005 but expects to contribute $5.8 million to its Other Postretirement Plans in 2005.

The following benefit payments (net of participant contributions), which reflect expected future service, as appropriate, are expected to be paid:

	YEARS ENDING DECEMBER 31,					
DOLLARS IN MILLIONS	2005	2006	2007	2008	2009	2010-2014
Pension Benefits	$ 13.8	$ 14.4	$ 15.1	$ 16.0	$ 17.2	$ 103.7
Other Postretirement Benefits:						
Other Postretirement Benefits (excluding Modernization Act Subsidy)	$ 5.8	$ 5.9	$ 5.9	$ 5.8	$ 5.7	$ 26.0
Expected Modernization Act Subsidy	–	0.4	0.5	0.5	0.5	2.6
Other Postretirement Benefits	$ 5.8	$ 5.5	$ 5.4	$ 5.3	$ 5.2	$ 23.4

The Company also sponsors several defined contribution benefit plans covering most of its employees. The Company made contributions to those plans of $6.0 million, $5.0 million and $4.2 million in 2004, 2003 and 2002, respectively. Under these plans the participants have several investment alternatives, including the Company's stock and the Dreyfus Appreciation Fund. FS&C is a sub-investment advisor of the Dreyfus Appreciation Fund. One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of FS&C (see Note 21 to the Consolidated Financial Statements—Related Parties). Participants invested $22.3 million, or 10%, of the total investments in the defined benefit contribution plans in the Company's stock and $26.9 million, or 12%, of the total investments in the defined benefit contribution plans in the Dreyfus Appreciation Fund at December 31, 2004.

NOTE 18. BUSINESS SEGMENTS

The Company is engaged, through its subsidiaries, in the property and casualty insurance, life and health insurance and consumer finance businesses. The Company conducts its operations through six operating segments: Multi Lines Insurance, Unitrin Specialty, Kemper Auto and Home, Unitrin Direct, Life and Health Insurance and Consumer Finance.

Insurance provided by the Multi Lines Insurance segment consists of preferred and standard risk automobile, homeowners, fire, commercial liability and workers compensation and other related lines. Multi Lines Insurance products are marketed to individuals and businesses with favorable risk characteristics and loss histories and are sold by independent agents.

The Unitrin Specialty segment primarily consists of automobile insurance sold to individuals and businesses in the non-standard and specialty market through independent agents. The non-standard automobile insurance market consists of individuals and companies that have difficulty obtaining standard or preferred risk insurance, usually because of their driving records.

Kemper Auto and Home provides preferred and standard risk personal automobile and homeowners insurance through independent agents.

Unitrin Direct markets personal automobile insurance through direct mail and the Internet through web insurance portals, click-thrus and its own website. Unitrin Direct, as a direct marketer, typically incurs higher up-front acquisition costs associated with marketing products and acquiring new policies but is expected to experience lower renewal costs than traditional insurance providers.

The Life and Health Insurance segment includes individual life, accident, health and hospitalization insurance. The Company's Life and Health Insurance employee-agents also market property insurance products under common management.

The Consumer Finance segment makes consumer loans primarily for the purchase of pre-owned automobiles and offers Certificates of Deposits.

The Company's premium and consumer finance revenues are derived from the United States. The accounting policies of the segments are the same as those described in Note 2 to the Consolidated Financial Statements—Summary of Accounting Policies. Capital expenditures for long-lived assets by operating segment are immaterial. As discussed in Note 3 to the Consolidated Financial Statements—Acquisitions of Businesses, during the third quarter of 2004 the Company expensed the $18.4 million performance bonus paid to KIC in connection with the KIC Settlement. For management reporting purposes, the Company does not allocate such expense to the Kemper Auto and Home segment. Accordingly, such expense is included in Other Expense, Net for management reporting purposes. The Company does not allocate reserves from its 2002 acquisition of General Security Insurance Company and General Security Property and Casualty Company to its business segments (see Note 3 to the Consolidated Financial Statements—Acquisitions of Businesses and Note 7 to the Consolidated Financial Statements—Property and Casualty Insurance Reserves). It is also the Company's management practice to allocate certain corporate expenses to its operating units. The Company considers the management of certain investments, including Northrop preferred and

NOTE 18. BUSINESS SEGMENTS [CONTINUED]

common stock, Baker Hughes common stock and UNOVA common stock, to be a corporate responsibility. Accordingly, the Company does not allocate dividend income from these investments to its operating segments. The Company does not allocate Net Realized Investment Gains to its operating segments. In the first quarter of 2004, the Company began allocating income taxes to its operating segments. Income taxes have also been allocated to the Company's operating segments in 2003 and 2002 to conform to the current presentation.

Segment Assets at December 31, 2004 and 2003 were:

DOLLARS IN MILLIONS	2004	2003
SEGMENT ASSETS		
Multi Lines Insurance	**$ 1,028.0**	$ 1,168.7
Unitrin Specialty	**667.5**	584.3
Kemper Auto and Home	**1,055.3**	777.7
Unitrin Direct	**236.0**	162.7
Life and Health Insurance	**3,695.9**	3,501.8
Consumer Finance	**1,104.2**	1,079.5
Corporate and Other, Net	**1,003.4**	1,262.1
Total Assets	**$ 8,790.3**	$ 8,536.8

Amortization of Deferred Policy Acquisition Costs by Operating Segment for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
Multi Lines Insurance	**$ 69.0**	$ 86.7	$ 84.9
Unitrin Specialty	**72.8**	77.5	69.4
Kemper Auto and Home	**121.3**	109.4	20.9
Unitrin Direct	**6.7**	3.1	1.4
Life and Health Insurance	**53.8**	58.3	60.7
Total Amortization	**$ 323.6**	$ 335.0	$ 237.3

NOTE 18. BUSINESS SEGMENTS [CONTINUED]

Segment Revenues for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
REVENUES			
Multi Lines Insurance:			
Earned Premiums	**$ 467.8**	$ 533.4	$ 584.2
Net Investment Income	**38.1**	34.2	31.6
Total Multi Lines Insurance	**505.9**	567.6	615.8
Unitrin Specialty:			
Earned Premiums	**486.8**	512.0	452.9
Net Investment Income	**18.0**	15.9	14.8
Total Unitrin Specialty	**504.8**	527.9	467.7
Kemper Auto and Home:			
Earned Premiums	**674.0**	600.4	114.1
Net Investment Income	**27.2**	16.2	2.8
Other Income	**7.0**	17.8	31.9
Total Kemper Auto and Home	**708.2**	634.4	148.8
Unitrin Direct:			
Earned Premiums	**188.6**	149.9	73.6
Net Investment Income	**6.9**	3.3	0.9
Total Unitrin Direct	**195.5**	153.2	74.5
Life and Health Insurance:			
Earned Premiums	**668.0**	661.5	653.2
Net Investment Income	**150.0**	134.9	151.6
Other Income	**3.6**	4.4	4.3
Total Life and Health Insurance	**821.6**	800.8	809.1
Consumer Finance	**202.8**	195.7	171.8
Total Segment Revenues	**2,938.8**	2,879.6	2,287.7
Unallocated Dividend Income	**21.9**	25.9	26.5
Net Realized Investment Gains (Losses)	**78.5**	33.9	(13.3)
Other	**1.6**	4.4	(2.7)
Total Revenues	**$ 3,040.8**	$ 2,943.8	$ 2,298.2

NOTE 18. BUSINESS SEGMENTS [CONTINUED]

Segment Operating Profit (Loss) for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
SEGMENT OPERATING PROFIT (LOSS)			
Multi Lines Insurance	$ **61.4**	$ 24.5	$ (93.2)
Unitrin Specialty	**44.8**	38.9	(0.6)
Kemper Auto and Home	**34.2**	(33.3)	(19.0)
Unitrin Direct	**(5.1)**	(19.4)	(35.1)
Life and Health Insurance	**97.3**	68.9	87.8
Consumer Finance	**47.1**	41.1	38.9
Total Segment Operating Profit (Loss)	**279.7**	120.7	(21.2)
Unallocated Dividend Income	**21.9**	25.9	26.5
Net Realized Investment Gains (Losses)	**78.5**	33.9	(13.3)
Other Expense, Net	**(44.6)**	(21.6)	(16.6)
Income (Loss) before Income Taxes and Equity in Net Income (Loss) of Investee	$ **335.5**	$ 158.9	$ (24.6)

Segment Net Income (Loss) for the years ended December 31, 2004, 2003 and 2002 was:

DOLLARS IN MILLIONS	2004	2003	2002
SEGMENT NET INCOME (LOSS)			
Multi Lines Insurance	$ **47.0**	$ 20.7	$ (56.3)
Unitrin Specialty	**31.9**	27.5	1.2
Kemper Auto and Home	**26.7**	(18.9)	(12.4)
Unitrin Direct	**(1.6)**	(11.3)	(23.0)
Life and Health Insurance	**63.0**	46.1	57.3
Consumer Finance	**27.4**	23.9	23.3
Total Segment Net Income (Loss)	**194.4**	88.0	(9.9)
Net Income (Loss) From:			
Unallocated Dividend Income	**19.3**	22.2	22.4
Net Realized Investment Gains (Losses)	**51.0**	22.1	(8.6)
Other Expense, Net	**(28.1)**	(7.5)	(10.2)
Income (Loss) before Equity in Net Income (Loss) of Investee	**236.6**	124.8	(6.3)
Equity in Net Income (Loss) of Investee	**3.6**	(1.2)	(1.9)
Net Income (Loss)	$ **240.2**	$ 123.6	$ (8.2)

NOTE 18. BUSINESS SEGMENTS [CONTINUED]

Earned Premiums by product line for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
EARNED PREMIUMS			
Life	**$ 401.7**	$ 402.3	$ 403.3
Accident and Health	**161.3**	158.9	155.6
Property and Casualty:			
Personal Lines:			
Automobile	**1,201.4**	1,194.2	759.6
Homeowners	**369.4**	329.8	190.0
Other Personal	**45.5**	35.4	13.6
Total Personal Lines	**1,616.3**	1,559.4	963.2
Commercial Lines:			
Automobile	**181.4**	178.5	161.1
Property and Commercial Liability	**100.5**	123.4	139.7
Other Commercial	**24.0**	34.7	55.1
Total Commercial Lines	**305.9**	336.6	355.9
Total Earned Premiums	**$ 2,485.2**	$ 2,457.2	$ 1,878.0

NOTE 19. REINSURANCE

The Company's insurance subsidiaries utilize reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and to minimize exposures on larger risks. The ceding of insurance does not discharge the primary liability of the original insurer, and accordingly the original insurer remains contingently liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the insurance reserve liability and are included in Other Receivables in the balance sheet.

Earned Premiums assumed and ceded on long-duration policies were not material for the years ended December 31, 2004, 2003 and 2002. Certain insurance subsidiaries assume business from other insurance companies and involuntary pools. Earned Premiums assumed on short-duration policies for the years ended December 31, 2004, 2003 and 2002 were:

DOLLARS IN MILLIONS	2004	2003	2002
Earned Premiums Assumed From:			
Kemper Insurance Companies	**$ 100.4**	$ 525.7	$ 117.1
Milwaukee Insurance Company	**45.8**	51.0	56.1
Capitol County Mutual Fire Insurance Company	**50.9**	49.1	44.0
Other	**11.9**	9.2	12.4
Total Earned Premiums Assumed	**$ 209.0**	$ 635.0	$ 229.6

Trinity and the KIC are parties to a quota share reinsurance agreement whereby Trinity reinsures 100% of certain personal lines business issued or renewed by KIC (see Note 3 to the Consolidated Financial Statements—Acquisitions of Businesses).

Trinity and Milwaukee Insurance Company ("MIC") are parties to a quota share reinsurance agreement whereby Trinity assumes 95% of the business written or assumed by MIC. MIC is owned by Mutual Insurers Holding Company ("MIHC"), which in turn is owned by MIC's policyholders. Effective July 1, 2001, MIC and First Nonprofit Insurance Company (through its predecessor, First Nonprofit Mutual Insurance Company) ("FNP") are parties to a quota share reinsurance agreement whereby MIC assumes 80% of the business written or assumed by FNP. Pursuant to an amendment to the MIC/FNP reinsurance agreement, which became effective January 15, 2003, FNP agrees to arrange for its parent company, First Nonprofit Mutual Holding Company ("FNMHC"), to nominate a simple majority to the FNMHC Board of Directors selected by MIC. On January 15, 2003, FNMHC elected five employees of the Company, as selected by MIC, to the FNMHC Board of Directors pursuant to the terms of the amendment. Such employees continue to serve as Directors of FNMHC at December 31, 2004. FNP is owned by FNMHC, which in turn is owned by FNP's policyholders. Five employees of the Company also serve as directors of MIHC's nine-member Board of Directors.

NOTE 19. REINSURANCE [CONTINUED]

Two employees of the Company also serve as directors of MIC, but together do not constitute a majority of MIC's Board of Directors. The quota share agreements above can be terminated at any time by each of the parties to the respective agreements, subject to the notice requirements in such agreements.

Trinity and Capitol County Mutual Fire Insurance Company ("Capitol") are parties to a quota share reinsurance agreement whereby Trinity assumes 95% of the business written by Capitol. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. The Reliable Life Insurance Company ("Reliable"), a wholly-owned subsidiary of Unitrin, provides certain administrative services to Capitol and its subsidiary, Old Reliable Casualty Company ("ORCC"). In addition, agents employed by Reliable are also appointed by Capitol and ORCC to sell property insurance products. Union National Life Insurance Company, a wholly-owned subsidiary of Unitrin, also provides claims administration services to Capitol.

NOTE 20. CONTINGENCIES

The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. The Company believes that there are meritorious defenses to these lawsuits and is defending them vigorously. Certain of the lawsuits are pending in jurisdictions that have a history of awarding damages, including punitive damages, that are disproportionate to the actual economic damages alleged to have been incurred. Additionally, some of these lawsuits seek class action status that, if granted, could expose the Company to potentially significant liability by virtue of the size of the purported classes. The Company believes that resolution of its pending litigation will not have a material adverse effect on the Company's financial position. However, given the unpredictability of litigation, there can be no assurance that one or more of these lawsuits will not produce a damage award which could have a material adverse effect on the Company's financial results for any given period.

NOTE 21. RELATED PARTIES

One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and the majority shareholder of Fayez Sarofim & Co. ("FS&C"), a registered investment advisory firm. Certain of the Company's insurance company subsidiaries and FS&C are parties to agreements under which FS&C provides investment management services to these subsidiaries. In addition, FS&C provides investment management services with respect to certain funds of the Company's Pension Plans. The agreements governing those arrangements are terminable by either party at any time on 30 days advance written notice.

Under these investment advisory arrangements, FS&C is entitled to a fee calculated and payable quarterly based upon the fair market value of the assets under management. At December 31, 2004, the Company's subsidiaries and the Company's Pension Plans had approximately $171.7 million and $75.7 million, respectively, in assets with FS&C for investment management. During 2004, the Company's subsidiaries and the Company's Pension Plans paid $0.6 million in the aggregate to FS&C.

With respect to the Company's 401(k) Savings Plan, one of the alternative investment choices afforded to participating employees is the Dreyfus Appreciation Fund, an open-end, diversified managed investment fund. FS&C provides investment management services to the Dreyfus Appreciation Fund as a sub-investment advisor. According to published reports filed by FS&C with the SEC, the Dreyfus Appreciation Fund pays monthly fees to FS&C according to a graduated schedule computed at an annual rate based on the value of the Dreyfus Appreciation Fund's average daily net assets. The Company does not compensate FS&C for services rendered to the Dreyfus Appreciation Fund. As of December 31, 2004, Company employees participating in the Company's 401(k) Savings Plan had allocated approximately $26.9 million for investment in the Dreyfus Appreciation Fund, representing approximately 12% of the total amount invested in the Company's 401(k) Savings Plan.

In January 2005, the Company's Life and Health Insurance segment agreed to hire Intermec, a subsidiary of UNOVA, to develop the software for the next generation of the segment's handheld computers.

The Company believes that the transactions described above have been entered into on terms no less favorable than could have been negotiated with non-affiliated third parties.

As described in Note 19 to the Consolidated Financial Statements—Reinsurance, the Company also has certain relationships with mutual insurance holding companies which are owned by the policyholders of their insurance subsidiaries.

NOTE 22. QUARTERLY FINANCIAL INFORMATION

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	THREE MONTHS ENDED (UNAUDITED) MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,	YEAR ENDED DEC. 31,
2004					
Earned Premiums	$ **614.2**	$ **617.6**	$ **630.7**	$ **622.7**	$ **2,485.2**
Consumer Finance Revenues	**49.6**	**49.9**	**51.1**	**52.2**	**202.8**
Net Investment Income	**60.2**	**63.0**	**65.9**	**72.1**	**261.2**
Other Income	**2.8**	**2.6**	**6.3**	**1.4**	**13.1**
Net Realized Investment Gains	**18.5**	**24.0**	**24.7**	**11.3**	**78.5**
Total Revenues	$ **745.3**	$ **757.1**	$ **778.7**	$ **759.7**	$ **3,040.8**
Net Income	$ **48.0**	$ **62.4**	$ **56.5**	$ **73.3**	$ **240.2**
Net Income Per Share	$ **0.71**	$ **0.91**	$ **0.82**	$ **1.07**	$ **3.51**
Net Income Per Share Assuming Dilution[a]	$ **0.70**	$ **0.91**	$ **0.82**	$ **1.06**	$ **3.48**
Cash Dividends Paid to Shareholders (per share):	$ **0.415**	$ **0.415**	$ **0.415**	$ **0.415**	$ **1.66**
Common Stock Market Prices:					
High	$ **44.95**	$ **44.29**	$ **44.48**	$ **49.99**	$ **49.99**
Low	**39.50**	**36.72**	**40.20**	**39.77**	**36.72**
Close	**42.90**	**42.60**	**41.57**	**45.45**	**45.45**
2003					
Earned Premiums	$ 581.1	$ 617.7	$ 634.3	$ 624.1	$ 2,457.2
Consumer Finance Revenues	46.6	48.4	50.1	50.6	195.7
Net Investment Income	51.7	57.2	58.3	64.7	231.9
Other Income	10.3	6.7	4.4	3.7	25.1
Net Realized Investment Gains	5.9	10.8	8.8	8.4	33.9
Total Revenues	$ 695.6	$ 740.8	$ 755.9	$ 751.5	$ 2,943.8
Net Income	$ 13.4	$ 22.7	$ 43.1	$ 44.4	$ 123.6
Net Income Per Share[a]	$ 0.20	$ 0.34	$ 0.64	$ 0.66	$ 1.83
Net Income Per Share Assuming Dilution	$ 0.20	$ 0.33	$ 0.64	$ 0.65	$ 1.82
Cash Dividends Paid to Shareholders (per share):	$ 0.415	$ 0.415	$ 0.415	$ 0.415	$ 1.66
Common Stock Market Prices:					
High	$ 30.75	$ 27.78	$ 32.00	$ 42.50	$ 42.50
Low	21.50	23.01	28.31	30.20	21.50
Close	23.17	27.12	30.46	41.41	41.41

[a] *The cumulative sum of quarterly Net Income Per Share and Net Income Per Share Assuming Dilution amounts may not equal Total Net Income Per Share and Total Net Income Per Share Assuming Dilution for the year due to differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.*

BOARD OF DIRECTORS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

James E. Annable
Economic Advisor to the President,
J.P. Morgan Chase Corporation

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Donald V. Fites
Retired Chairman
and Chief Executive Officer,
Caterpillar Inc.

Douglas G. Geoga
President, Global Hyatt Corporation

Reuben L. Hedlund
Managing Director,
Hedlund & Hanley L.L.C.

Jerrold V. Jerome
Retired Executive

William E. Johnston
Retired President
and Chief Operating Officer
Morton International, Inc.

Wayne Kauth
Independent Financial Consultant

Fayez S. Sarofim
Chairman and President,
Fayez Sarofim & Co.

Donald G. Southwell
President
and Chief Operating Officer

Ann E. Ziegler
Senior Vice President,
Sara Lee Corporation

OFFICERS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Donald G. Southwell
President and Chief Operating Officer

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Scott Renwick
Senior Vice President,
General Counsel and Secretary

David F. Bengston
Vice President

Edward J. Konar
Vice President

Richard Roeske
Vice President
and Chief Accounting Officer

John M. Boschelli
Treasurer

OPERATING MANAGEMENT

Scott Carter
President, Unitrin Direct
Chicago, Illinois

Roger W. Cole
President, Reserve National
Insurance Company
Oklahoma City, Oklahoma

James J. Collins
President, Career Agency
Property Program
St. Louis, Missouri

Ronald E. Greco
Vice President and Corporate Actuary,
Unitrin Services Company
Chicago, Illinois

Thomas S. McDaniel
President, Kemper Auto and Home
Jacksonville, Florida

John W. Mullen
President, Unitrin Specialty
Dallas, Texas

Fred H. Reichelt
President, Fireside Bank
Pleasanton, California

Don M. Royster, Sr.
President, Career Agency Companies
St. Louis, Missouri

James A. Schulte
Group Executive,
Kemper Auto and Home
and Unitrin Business Insurance
Dallas, Texas

Milton E. Slaughter
President,
Southern States General Agency
Ruston, Louisiana

William R. Whaley
President
and Chief Information Officer,
Unitrin Data Systems, Inc.
Oak Brook Terrace, Illinois

Charles L. Wood
Group Executive, Fireside Bank
and Reserve National
Insurance Company
Chicago, Illinois

STOCK LISTING

Unitrin, Inc. is traded on the New York Stock Exchange.
NYSE symbol: UTR

The Company filed its annual CEO Certification with the New York Stock Exchange on June 3, 2004, and filed its annual CEO and CFO Certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 3, 2005.

COMMON STOCK TRANSFER AGENT/REGISTRAR

Questions regarding stock registration, change of address, change of name, or transfer should be directed to:

Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard
Charlotte, North Carolina 28262

In the United States: 800.829.8432
TDD/TTY for hearing impaired: 201.222.4955

On the Internet:
Wachovia.com

COMPANY WEB SITES

Corporate
Unitrin.com

Property and Casualty Insurance
Kemperautoandhome.com
Unitrindirect.com
Unitrinbusinessinsurance.com
Unitrinspecialty.com

Consumer Finance
Firesidebank.com

Life and Health Insurance
Reservenational.com

INVESTOR RELATIONS

Edward J. Konar
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4930
investor.relations@unitrin.com

SHAREHOLDER SERVICES

Director of Shareholder Services
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4520
shareholder.services@unitrin.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
180 North Stetson Avenue
Chicago, Illinois 60601

ANNUAL MEETING

May 4, 2005 – 10:00 a.m.
Bank One Center
One Bank One Plaza
Dearborn and Madison Streets
Chicago, Illinois 60670



ACKNOWLEDGEMENTS

To all the associates around the country who took the time to tell us about their work, their values and their lives, Unitrin extends a note of gratitude. We knew you were fine people but getting to know you as individuals made us even more proud. Thanks for your help in telling our story.

Photography by Tom Maday.
Madayphoto.com

Communication design from Plan A.
PlanA.com

UNITRIN

Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

Unitrin.com



